INFORMATION STATEMENT

The Asian Development Bank (ADB) intends to issue its notes and bonds (Securities) from time to time with maturities and on terms determined by market conditions at the time of sale. ADB may sell the Securities to dealers or underwriters who may resell them or ADB may sell the Securities directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, purchase price to be paid by ADB, any terms for redemption or other special terms, form and denomination of any Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such Securities being offered by ADB at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement or similar document.

AVAILABILITY OF INFORMATION

ADB will provide, without charge, additional copies of this Information Statement upon request. Written or telephone requests should be directed to ADB’s principal office at 6 ADB Avenue, Mandaluyong City, 1550 Metro Manila, Philippines, Attention: Funding Division, Treasury Department, tel: +63 2 632 4444, fax: +63 2 636 2444 or to the following ADB representative offices: i) Rahmhofstrasse 2, 60313 Frankfurt am Main, Germany, tel: +49 69 2193 6400, fax: +49 69 2193 6444; ii) 8th Floor Kasumigaseki Bldg., 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo 100-6008, Japan, tel: +81 3 3504 3160, fax: +81 3 3504 3165; and iii) 815 Connecticut Avenue NW, Suite 325, Washington, D.C. 20006, U.S.A., tel: +1 202 728 1500, fax: +1 202 728 1505.

The Information Statement is also available on ADB’s Financial Resources website at www.adb.org/Bond-Investors/investor.asp. Other documents and information on ADB’s website are not intended to be incorporated by reference in this Information Statement. In addition, an electronic copy of this Information Statement is available over the Internet at the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus or supplemental information statement or similar document issued after the date hereof will refer to this Information Statement for a description of ADB and its financial condition, until a new information statement is issued.

April 28, 2010

Asian Development Bank

The issuance of this Information Statement or any prospectus or supplemental information statement or similar document and any offering and sale of Securities does not constitute a waiver by ADB or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained in this Information Statement, prospectus, any supplemental information statement or similar document. Any information or representation not contained herein must not be relied upon as having been authorized by ADB or by any of its dealers, underwriters or agents. Neither this Information Statement nor any prospectus or supplemental information statement or similar document constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation.

Except as otherwise indicated, all amounts in this Information Statement and any prospectus or supplemental information statement or similar document are expressed in United States dollars.

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This Information Statement contains forward-looking statements which may be identified by such terms as “believes”, “expects”, “intends” or similar expressions. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond ADB’s control. Consequently, actual future results could differ materially from those currently anticipated.

SUMMARY INFORMATION
(As of December 31, 2009, unless otherwise indicated)

The Asian Development Bank (ADB) is an international organization established in 1966 and owned by its 67 members. ADB’s main goal is to reduce poverty in Asia and the Pacific region through inclusive economic growth, environmentally sustainable growth, and regional integration. ADB pursues its goal primarily by providing various forms of financial assistance to its developing member countries such as loans, technical assistance, grants, guarantees, and equity investments.

ADB was founded mainly to act as a financial intermediary to transfer resources from global capital markets to developing member countries for economic development. Its ability to intermediate funds from global capital markets for lending to its developing members is an important element in achieving its development missions.

ADB’s five largest shareholders are Japan and the United States (each with 14.2% of total shares), Pakistan (5.9%), People’s Republic of China (5.9%), and India (5.8%). Twenty-three ADB members are also members of the Organisation for Economic Co-operation and Development (OECD) holding 58.8% of ADB’s total subscribed capital and 53.9% of total voting power.

Equity: ADB’s members have subscribed to $60,751 million of capital, $4,110 million of which was paid-in and the remainder callable. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for ADB’s borrowings and guarantees. It cannot be called to make loans. ADB’s equity also included reserves totaling $11,500 million.

Borrowings: ADB’s outstanding borrowings, before swaps, of $42,123 million were denominated in 20 currencies. ADB’s borrowing policy limits ADB’s gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus). ADB’s gross outstanding borrowings as of December 31, 2009 were equivalent to 87.7% of such ceiling.

Net Income: Net loss for 2009 was $28 million, as compared to net income of $1,126 million in 2008, representing an annualized return of -0.05% (2.24% in 2008) on its average earning assets. Operating income for 2009 before ASC 815/825 adjustment was $420 million, as compared to $700 million in 2008, representing an annualized return of 0.77% (1.39% in 2008) on its average earning assets.

Loan Portfolio: ADB’s outstanding loans and loan commitments in its ordinary operations totaled $64,610 million. 94.5% of ADB’s ordinary operations loans were sovereign loans, being loans made to the public sector (member countries and, with the guarantee of the concerned member, government agencies or other public entities), and 5.5% were nonsovereign loans, being loans to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. ADB has never suffered any losses of principal on sovereign loans and maintains a position of not taking part in debt rescheduling agreements.

Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB’s operations. The total loans in non-accrual status of $38 million as of December 31, 2009 represented 0.09% of the total outstanding ordinary capital resources loans. ADB’s lending policy limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB’s unimpaired subscribed capital, reserves, and surplus. At December 31, 2009, the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio was equivalent to 59.1% of such lending ceiling.

Risk Management: ADB seeks to mitigate exchange risks by matching its liabilities in various currencies with assets in those same currencies. ADB uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce its borrowing costs, generate investment income, and manage its balance sheet risks. The principal amount receivable and payable under outstanding currency swap transactions aggregated $22,454 million and $20,235 million, respectively. The notional principal amount of outstanding interest rate swap transactions totaled $19,986 million. To control its credit exposures on swaps, ADB has set credit rating requirements for counterparties. In addition, ADB has required all swap transactions entered into after January 2004 to be subject to collateral support requirements.

The above information should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Information Statement.

ADB

The Asian Development Bank, a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (Charter) which is binding upon the member countries which are its shareholders. The purpose of ADB is to foster economic growth and cooperation in Asia and the Pacific region (region) and to contribute to the economic development of the developing member countries in the region collectively and individually. ADB’s vision is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB’s strategy for reducing poverty focuses on achieving three strategic agendas: inclusive economic growth, environmentally sustainable growth, and regional integration.

As of December 31, 2009, ADB had 67 members consisting of 48 regional members, including Japan, Australia, and New Zealand, providing 66.6% of its capital, and 19 nonregional members, comprising the United States, Canada and 17 European countries, providing 33.4% of its capital. The membership of ADB reflects the intention of the founders that, while its operations should be limited to the region, it should incorporate the active participation and financial resources of developed nations outside the region. The percentage of voting power in ADB’s affairs held by the respective members is related, but is not directly proportional, to their capital subscriptions. As of December 31, 2009, the aggregate voting power of the developed member countries, which include all nonregional members plus Japan, Australia, and New Zealand, represents approximately 50.0% of the total. The members and their respective voting power and subscriptions to ADB’s capital stock as of December 31, 2009 are set forth in Appendix VII of the Financial Statements.

ADB’s primary activity is making loans to finance projects or programs located within the territories of its developing member countries. Such activity is divided into ordinary operations and special operations, for which separate financial statements are maintained. Ordinary operations are financed from ordinary capital resources (see Funding Resources), and special operations are financed from Special Funds resources, most of which are contributed by members (see Special Operations). Under the Charter, ADB’s ordinary capital resources and the Special Funds resources must at all times be held and used entirely separately from each other.

In addition to its lending operations, ADB issues guarantees, makes equity investments and participates in underwriting equity funds. ADB also extends technical assistance in the form of grants or loans for project preparation and evaluation, development planning and other purposes. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations tapping official, commercial, and export credit sources to maximize the development impact of its assistance. To complement ADB’s activities in development research and training, ADB has established the ADB Institute, a subsidiary body of ADB, located in Tokyo, Japan, the primary objective of which is to improve management capacities of agencies and organizations engaged in development activities.

The principal office of ADB is located in Manila, Philippines. ADB has 28 other offices, including 21 resident missions located in Afghanistan, Armenia, Azerbaijan, Bangladesh, Cambodia, People’s Republic of China, Georgia, India, Indonesia, Kazakhstan, Kyrgyz Republic, Lao People’s Democratic Republic, Mongolia, Nepal, Pakistan, Papua New Guinea, Sri Lanka, Tajikistan, Thailand, Uzbekistan, and Viet Nam; a country office in the Philippines; a special liaison office in Timor-Leste; two regional missions, located in Sydney, Australia, and Suva, Fiji Islands; and three representative offices, located in Tokyo, Japan, Frankfurt, Germany, and Washington, D.C., U.S.A.

As of December 31, 2009, ADB’s staff strength totaled 2,602 from 58 of its 67 member countries. (For more details on ADB, see www.adb.org. This website address is included as an inactive textual reference only. Materials on the website are not incorporated by reference herein.)

USE OF PROCEEDS

The net proceeds to ADB from the sale of Securities will be included in the ordinary capital resources of ADB and used in its ordinary operations (see ADB Operating Activities – Ordinary Operations).

BASIS OF FINANCIAL REPORTING

Statutory Basis

ADB prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).1 ADB’s fiscal year follows the calendar year ending in December. ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset and liability management of individual positions and overall portfolios, and to reduce borrowing costs.

Financial instruments, including all derivatives, structured and swapped borrowings, and marketable investments, are recorded at their fair value while loans and unswapped borrowings are recorded at carrying book value. Unlisted equity investments are valued either at cost less any permanent impairment, or using the equity method.

ADB complies with Derivatives and Hedging (815), Fair Value Measurements and Disclosures (820) and The Fair Value Option (825-10) Topics of FASB ASC.

ASC 815 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. ASC 815 allows hedge accounting only if certain qualifying criteria are met. An assessment of those criteria indicated that most of ADB’s derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. However, compliance with hedge accounting requirements will impose undue constraints on future borrowings, loans, and hedge programs and will likely detract from ADB’s efforts to effectively and efficiently minimize the funding costs for its borrowing member countries. Accordingly, ADB elects not to adopt hedge accounting and reports all derivative instruments on the balance sheet at fair value while recognizing changes in the fair value of derivative instruments for the year as part of net income.

1
In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162. Effective for financial statements issued for interim and annual periods ending after September 15, 2009, The FASB Accounting Standards Codification™ (ASC) becomes the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC). ASC supersedes all existing, non-SEC accounting and reporting standards for nongovernmental entities.

ASC 815-15-25-4 to 815-15-25-5 allows fair value measurement for hybrid financial instruments that contain embedded features that would otherwise be required to be treated as a separate derivative instruments (bifurcated) in the reported financial statements under ASC 815. As of December 31, 2009, ADB holds a relatively small portion of hybrid financial instruments in its borrowing portfolio.

ASC 825 expands the scope of financial assets and liabilities that entities may carry at fair value. Effective January 1, 2008, ADB utilized this election to record at fair value all non-hybrid borrowings that are swapped. As a result of this election, all borrowings that are swapped and their related derivatives are reported at fair value, with changes in fair value reported in earnings. However, ADB still reports all of its loans and those borrowings that are not swapped at amortized cost.

ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. In compliance with this standard, and in conjunction with the ASC 825 election, ADB incorporated its credit risk (as a credit spread) in fair valuing its liabilities. The combined effect of the adoption of ASC 820 and 825 was to increase the opening balance of retained income as at January 1, 2008 by $227.5 million.

ASC 815-10-50 further expands the disclosure requirements for derivatives in order to provide readers of the financial statements with a better understanding of (i) how and why an entity uses derivatives; (ii) how derivative instruments and related hedged items are accounted for; and (iii) how derivative instruments and hedged items affect an entity’s financial position, performance, and cash flows. Note H of Appendix VIII of the Financial Statements provides the required disclosures in compliance with this standard.

Supplemental Reportings

To better reflect ADB’s financial position and risk management for Management reporting purposes, two non-U.S. GAAP supplemental financial statements are included: pre-ASC 815/825 and current value basis.

Pre-ASC 815/825 Basis

Under pre-ASC 815/825 basis, the net income (operating income)2 does not include unrealized gains or losses of the portfolio. The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the market environment. Since ADB does not actively trade these financial instruments, such gains or losses are not realized unless ADB is forced to do so by risk events before maturity. Under pre-ASC 815/825, loans, promissory notes, swapped borrowings, and all derivative instruments are reported at cost.

2
Operating income is defined as statutory net income before unrealized gains/losses on fair value changes of borrowings and derivatives and ADB's proportionate share in unrealized gains/losses from equity investment accounted under equity method.

Since ADB intends to hold most borrowings and related swaps until maturity, the periodic unrealized gains and losses reported under statutory basis will eventually converge with the net cash income/expenses ADB recognizes over the life of the transaction.

Current Value Basis

Current value income is estimated by measuring all the financial instruments with a model based on the present value of the expected cash flows. As certain financial instruments (including all derivatives, swapped and structured borrowings, and certain investments) are recorded at their fair value while loans, remaining borrowings, and remaining investments are recorded at amortized cost, the statutory income may not fully reflect the overall economic value of ADB’s financial position. The current value model utilizes market corroborated data to determine the cash flow and discount rates for each instrument.

SELECTED FINANCIAL DATA

Table 1 presents selected financial data on three bases: statutory basis, pre-ASC 815/825 basis, and current value basis. Ratios under statutory and pre-ASC 815/825 bases were all lower compared with 2008 as a result of a decrease in interest rates, especially for the U.S. dollar. Under current value basis, the increase in return on investments represents the unrealized gains on the investment portfolio, while the increase in return on average earning assets is due to favorable adjustments in the valuation of the loans and loan-related swaps. See Overall Financial Results for a discussion of revenue and expenses.

Table 1: Selected Financial Data
(December 31, amounts in $ million)
	Statutory Basis
	2009		2008		2007	2006	2005
Revenue and Expenses
From Loan	959.8		1,358.0		1,442.3	1,210.1	1,036.3
From Investments	459.4		677.2		683.2	564.5	377.4
From Guarantees	9.2		6.9		5.1	4.1	4.1
From Equity Investments	24.5		3.7		58.9	41.5	3.3
From Other Sources	18.6		18.7		18.8	18.7	11.3
Total Revenue	1,471.5		2,064.5		2,208.3	1,838.9	1,432.4

Borrowings and Related Expenses	741.7		1,208.4		1,389.8	1,116.3	893.2
Administrative Expensesa	193.6		141.0		127.3	127.7	135.7
Provision for Losses	115.8		(3.5)		(0.6)	(32.5)	(3.5)
Other Expensesb	5.1		14.7		3.3	2.5	0.8
Total Expenses	1,056.2		1,360.6		1,519.8	1,214.0	1,026.2

Net Realized Gains (Losses)	23.3		(28.1)		22.9	80.6	16.9
Net Unrealized (Losses) Gains	(466.2)		450.6		53.8	(135.4)	(313.8	)c

Net (Loss) Income	(27.5)		1,126.3		765.2	570.1	109.3
Average Earning Assetsd	54,655		50,394		42,780	37,904	36,092
Annual Return on Average Earning Assets (%)	(0.05)		2.24		1.79	1.50	0.30
Return on Loans (%)	2.67		3.84		5.00	4.98	4.35
Return on Investments (%)	2.93		3.20		4.68	4.18	2.96
Cost of Borrowings (%)	2.91		4.11		4.32	4.81	5.04

	Pre-ASC 815/825e Basis
Operating Income	420.1	f	699.8	f	711.4	705.5	415.6
Average Earning Assetsd	54,828		50,443		42,757	37,859	36,076
Annual Return on Average Earning Assetsg (%)	0.77		1.39		1.66	1.86	1.15
Return on Loans (%)	2.55		4.14		5.14	4.94	4.35
Return on Investments (%)	2.87		3.70		4.72	4.27	2.99
Cost of Borrowings (%)	1.83		3.29		4.68	4.31	3.75

					Current Value Basis
Net Income (Loss)	936.8		101.9		1,159.0	544.1	93.7
Average Earning Assetsd	56,091		51,575		43,726	39,130	37,948
Annual Return on Average Earning Assets (%)	1.67		0.20		2.65	1.31	0.23
Return on Loans (%)	1.48		9.18		6.40	2.58	(1.18)
Return on Investments (%)	4.39		3.51		7.77	5.48	(1.11)
Cost of Borrowings (%)	0.32		7.17		5.32	3.51	(1.34)

a Net of administration expenses allocated to the Asian Development Fund and loan origination costs that are deferred.
b Includes technical assistance to member countries.
c Includes cumulative effect of change in accounting principle.
d Composed of investments and related swaps, outstanding loans (excluding net unamortized loan origination cost/front-end fees) and related swaps and equity investments.
e ASC 825 is applicable to 2008–2009 only.
f Starting September 2009, pre-ASC 815/825 income is defined as the operating income.
g Represents net income before net unrealized gains/losses on borrowings and derivatives, over average earning assets.
________________________
Note: Figures may not add up due to rounding.

OVERALL FINANCIAL RESULTS

Net  (Loss) Income

Table 2 presents the overall financial results in 2009. Net loss for the year was $27.5 million compared to net income of $1,126.3 million for 2008. The decrease in net income is primarily due to a decrease of $279.7 million in operating income and a decrease of $916.8 million in net unrealized gains, driven by the unfavorable ASC 815/825 application.

Operating Income

Operating income3 for 2009 was $420.1 million compared to $699.8 million for 2008. The decrease in operating income was predominantly due to the following:

•
a $517.9 million decrease in overall loan income, mainly due to a $368.2 million net decrease in interest income, a $30.5 million decrease in other loan charges, net of expenses on asset swaps hedging loan products, and a $119.2 million increase in provision for loan losses. Despite a higher outstanding loan portfolio, overall loan income decreased because of lower U.S. dollar and Japanese yen LIBOR compared with 2008;

•	a $162.5 million decrease in investment income resulting from lower investment returns associated with the decrease in the interest rate environment;

•
a $28.2 million decrease in income from equity investments resulting mainly from a $25.0 million decrease in the realized portion of the proportionate share of income from private equity funds, which are accounted for under the equity method and recognition of a $2.4 million impairment loss mostly associated with restructured accounts, and net of a $2.9 million increase in dividend income;

•
a $52.6 million increase in administrative expenses allocated to ordinary capital resources. This was primarily driven by a decrease in the deferred loan origination cost of $13.1 million and increases in staff benefits of $14.9 million, salaries of $12.4 million, and contractual services of $4.2 million. The increase in staff benefit costs is driven by an increase in the actuarial estimate of the net periodic pension costs; and

•	a $469.6 million decrease in overall borrowings and related expenses resulting mainly from declining interest rates in some markets.

Net Unrealized Gains and Losses

During 2009, ADB posted a net unrealized loss of $466.2 million. This primarily consists of fair value adjustments on swapped borrowings and derivatives used for hedging transactions. The impact on swapped borrowings was an unrealized gain of $653.7 million and that on derivatives was an unrealized loss of $1,117.6 million. The fair value adjustments are primarily due to the upward shift of the medium- to long-term yield curves of most major currencies and the narrowing of ADB’s credit spreads.

____________________
3	Footnote 2.

The net unrealized gains in 2008, mainly from fair value adjustments, were $450.6 million. The underlying factors were the downward shift of the short- to medium-term yield curves of the major currencies and the widening of ADB’s credit spreads. Also, effective January 1, 2008, ADB elected to record at fair value its nonstructured swapped borrowings under ASC 825, thereby expanding the scope of its fair value adjustments to cover all swapped borrowings.

Table 2: Overall Financial Results for the Years Ended December 31, 2009 and 2008
($ million)
	2009	2008	Increase (Decrease)

Income from loans	844.1	1,362.0	(517.9)
Interest income	947.9	1,316.1	(368.2)
Provision for losses	(115.8)	3.5	(119.2)
Others	11.9	42.4	(30.5)

Borrowings and related expenses	(738.7)	(1,208.3)	(469.6)

Income from investments	489.8	652.3	(162.5)
Interest income	459.4	677.2	(217.8)
Realized gain (loss)	30.5	(24.8)	55.3

(Loss) Income from equity investments (EI)	(4.3)	23.9	(28.2)
Realized (loss) gain on proportionate share of income
from EI accounted under the equity method	(13.1)	11.9	(25.0)
Impairment loss	(11.1)	(8.7)	(2.4)
Dividend income	18.7	15.8	2.9
Others	1.2	4.9	(3.7)

Administrative expenses - OCR	(193.6)	(141.0)	52.6

Other income/expenses—net	22.8	11.0	11.9

Operating Income	420.1	699.8	(279.7)

Net unrealized (losses) gains	(466.2)	450.6	(916.8)

Net unrealized gains (losses) on proportionate share
of income from EI accounted under the equity method	18.6	(24.1)	42.7

Net (loss) income	(27.5)	1,126.3	(1,153.8)
Note: Figures may not add up due to rounding.

Current Value Basis

The Current Value Balance Sheet in Table 3 presents ADB’s estimates of the economic value of ADB's ordinary capital resources financial assets and liabilities, taking into consideration the changes in the market environment. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flow streams and applying the appropriate interest and exchange rates. The current value results may differ from the actual net realizable value in the event of liquidation. The reversal of the effects of ASC 815/825 removes their impact, as these effects are part of the current value adjustments.

The Current Value Financial Statements reconciled from the statutory basis for the year ended December 31, 2009 as well as further details and analyses of the current value adjustments is shown below.

Current Value Balance Sheet

Loans and Related Swaps: The majority of ADB’s loans are made to or guaranteed by ADB members. ADB does not sell its loans, believing that there is no market for them. The current value of loans incorporates Management’s best estimate of expected cash flows including interest. Estimated cash flows from principal repayments and interest are discounted by the applicable market yield curves for ADB’s funding cost plus lending spread.

The current value also includes an appropriate credit risk assessment. To recognize the risk inherent in ADB’s loan portfolio and other potential overdue payments, the loan value is adjusted through loan loss provisioning. ADB has never suffered a loss on sovereign loans except opportunity losses resulting from payments of principal installments and loan charges not in accordance with the loan’s contractual terms.

The positive adjustment of $1.2 billion indicates that the average interest rates on loans on an after-swap basis are higher than ADB would currently originate on similar loans.

Investments and Related Swaps: Under both the statutory and current value bases, investment securities and related derivatives are reported at fair values based on market quotations when available. Otherwise, the current value is calculated using market-based valuation models incorporating observable market data. The net negative adjustment of $59.4 million resulted from unrealized losses on asset swaps due to declining interest rates in related markets.

Equity Investments: Under both statutory and current value bases, equity investments are reported at fair value when market values are readily determinable; by applying the equity method for investments in limited partnerships and certain limited liability companies, or for investments where ADB has the ability to exercise significant influence; or at cost less permanent impairment, if any, which represents a fair approximation of the current value.

Receivable from Members: This consists of promissory notes that may be restricted by member countries. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after Swaps: The current value of these liabilities includes the fair value of the borrowings and associated financial derivative instruments, and is calculated using market-based valuation models incorporating observable market data.

The $316.2 million unfavorable current value adjustment is due to the fact that the average cost of ADB’s borrowings on an after-swap basis is higher than the market rate at which ADB can currently obtain new funding.

Table 3: Condensed Current Value Balance Sheets as of December 31, 2009 and 2008
($ thousand)

			December 31, 2009			December 31, 2008
	Statutory Basis	Reversal of ASC 815/825 Effectsa	Pre-ASC 815/825 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis

Due from banks	$129,843	$-	$129,843	$-	$129,843	$142,238
Investments and accrued income	14,237,703	-	14,237,703	-	14,237,703	15,544,399
Securities transferred under
repurchase agreement	551,386	-	551,386	-	551,386	309,358
Securities purchased under
resale arrangement	335,240	-	335,240	-	335,240	511,756
Loans outstanding and accrued
interest	41,922,148	(365)	41,921,783	1,332,310	43,254,093	37,771,871
Provision for loan losses
and unamortized net loan origination costs	(18,636)	-	(18,636)	-	(18,636)	59,088
Equity investment	884,440	(24,668)	859,772	24,668	884,440	641,427
Receivable from members	142,181	-	142,181	(54,079)	88,102	93,724
Receivable from swaps
Borrowings	24,917,264	(2,759,977)	22,157,287	2,759,977	24,917,264	23,831,087
Others	1,044,854	(226,075)	818,779	226,075	1,044,854	882,793
Other assets	1,520,815	-	1,520,815	-	1,520,815	504,936

TOTAL	$85,667,238	$(3,011,085)	$82,656,153	$4,288,951	$86,945,104	$80,292,677

Borrowings and accrued
interest	$42,498,198	$564,193	$43,062,391	$142,069	$43,204,460	$37,848,839
Payable for swaps
Borrowings	23,503,343	(2,934,103)	20,569,240	2,934,103	23,503,343	24,867,815
Others	1,294,160	(368,079)	926,081	368,079	1,294,160	1,198,781
Payable for swap
related collateral	735,050	-	735,050	-	735,050	-
Payable under securities
repurchase arrangement	555,000	-	555,000	-	555,000	301,759
Accounts payable and
other liabilities	1,763,223	-	1,763,223	-	1,763,223	1,057,481

Total Liabilities	70,348,974	(2,737,989)	67,610,985	3,444,251	71,055,236	65,274,675

Paid-in capital	3,818,297	-	3,818,297	-	3,818,297	3,777,071
Net notional maintenance of value
receivable	(523,220)	-	(523,220)	-	(523,220)	(564,383)
Ordinary reserve	9,789,807	1,228	9,791,035	279,428	10,070,463	10,410,961
Special reserve	218,903	-	218,903	-	218,903	209,723
Loan loss reserve	493,162	-	493,162	-	493,162	195,062
Surplus	884,594	-	884,594	-	884,594	894,594
Cumulative revaluation
adjustments account	631,129	(631,129)	-	-	-	-
Net incomeb __ December 31, 2009	(36,725)	447,607	410,882	516,787	927,669	-
Net incomeb __ December 31, 2008	-	-	-	-	-	94,974
Accumulated other comprehensive
income	42,317	(90,802)	(48,485)	48,485	-	-

Total Equity	15,318,264	(273,096)	15,045,168	844,700	15,889,868	15,018,002
TOTAL	$85,667,238	$(3,011,085)	$82,656,153	$4,288,951	$86,945,104	$80,292,677

- = nil, ( ) = negative, ASC = Accounting Standards Codification™.
a Includes reversal of unrealized (gains) losses attributed to equity investments accounted for under equity method.
b Net income after appropriation of guarantee fees to Special Reserve.

Current Value Income Statement

For 2009, current value net income was $936.8 million, as compared with pre-ASC 815/825 net income of $420.1 million and statutory reported net loss of $27.5 million (see Table 4).

Current Value Adjustments: The total current value adjustment of $516.8 million ($597.9 million in 2008) represents the change in the current value of all of ADB’s financial instruments during the year. The adjustment reflects changes in interest rates, currency exchange rates, and credit risks. This was comprised of a net favorable adjustment of $391.8 million from the change in the valuation of all outstanding financial instruments, $146.8 million from translation adjustments and $223.0 million from net unrealized gains on investments ($7.9 million gain on investments; $215.1 million gain on equity investments), offset by a $244.9 million adjustment in pension and postretirement benefit liabilities (see Table 5).

Impact of Changes in Interest Rates: The net increase in the current value adjustments on the balance sheet during 2009 was $391.8 million. This was the result of a decrease in unrealized losses on ADB’s borrowings of $610.1 million, favorable results for investments of $9.4 million and equity investments of $18.6 million, offset by a decrease in unrealized gains for loans of $243.0 million, and an increase in unrealized losses on other assets of $3.3 million.

Impact of Changes in Exchange Rates: Translation adjustments, reported under the statutory basis as part of “accumulated other comprehensive income,” are presented as current value adjustments. The general weakening of the U.S. dollar against most of the other major currencies in 2009 resulted in a favorable translation adjustment of $146.8 million, as compared to a negative adjustment of $107.6 million in 2008.

Table 4: Condensed Current Value Income Statements for the Years Ended December 31, 2009 and 2008
($ thousand)

	December 31, 2009						December 31, 2008
	Statutory Basis	Reversal of ASC 815/825 Effectsa		Pre-ASC 815/825 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis

REVENUE
From loans	$959,833	$-		$959,833	$-	$959,833	$1,357,981
From investments	459,367	-		459,367	-	459,367	677,175
From guarantees	9,180	-		9,180	-	9,180	6,876
From equity investments	24,527	(18,608)		5,919	18,608	24,527	3,737
From other sources—net	18,641	-		18,641	-	18,641	18,685
Total Revenue	1,471,548	(18,608)		1,452,940	18,608	1,471,548	2,064,454

EXPENSES
Borrowings and related expenses	741,665	-		741,665	-	741,665	1,208,391
Administrative expenses	193,638	-		193,638	-	193,638	141,047
Technical assistance to member
countries	(27)	-		(27)	-	(27)	8,357
Provision for losses	115,779	-		115,779	(115,779)	-	-
Other expenses	5,101	-		5,101	-	5,101	6,272
Total Expenses	1,056,156	-		1,056,156	(115,779)	940,377	1,364,067

Net realized gains (losses)	23,278	-		23,278	-	23,278	(28,096)
Net unrealized (losses) gains	(466,215)	466,215	b	-	(18,608)	(18,608)	23,944
Current value adjustmentsc	-	-		-	516,787	516,787	(597,852)
Provision for losses	-	-		-	(115,779)	(115,779)	3,467

NET (LOSS) INCOME	$(27,545)	$447,607		$420,062	$516,787	$936,849	$101,850

- = nil, ( ) = negative, ASC = Accounting Standards Codification™.
a Includes reversal of unrealized (gains) losses attributed to equity investments accounted for under equity method.
b ASC 815/825 adjustments are reversed as the current value adjustments incorporate the effect of net unrealized losses on derivatives and swapped borrowings under ASC 815/825.
c Current value adjustments include the effect of ASC 815/825 adjustments and the net unrealized losses on equity investments accounted for under equity method.

Table 5: Summary of Current Value Adjustments
($ thousand)

	Balance Sheet Effects as of December 31, 2009					Income Statement Effects Year to Date
	Loans After Swaps	Investmentsa	Borrowings After Swaps	Other Assetsb	Less Prior Year Effectsc	December 31, 2009		December 31, 2008
Total Current Value Adjustments
on Balance Sheet	$1,249,698	$(34,724)	$(316,195)	$(54,079)	$(452,859)	$391,841		$(257,624)

Unrealized gains on
Investmentsd						223,028	e	27,224

Accumulated Translation
Adjustments						146,798	f	(107,617)

Pension and Post Retirement
Benefit Liability Adjustments						(244,880)		(259,835)

Total Current Value Adjustments						$516,787		$(597,852)
( ) = negative, ASC = Accounting Standards Codification™.
a Relates to investments related swaps and equity investments under equity method.
b Relates to receivable from members.
c Prior Year Effects include cumulative current value adjustments on all financial instruments and equity investments accounted for under equity method, made in the prior years.
d Relates to unrealized gains on investments and equity investments classified as available for sale.
e Included in Other Comprehensive Income under statutory basis.
f Relates to the translation adjustments for the period and current translation effects from ASC 815/825 reversals.

ADB’S STRATEGIC FRAMEWORK

Long-Term Strategy

On April 7, 2008, ADB adopted a long-term strategic framework for the 2008 to 2020 period. Known as Strategy 2020, the framework is based on a thorough examination of the region’s challenges, a comprehensive review of ADB’s past and ongoing operations, and extensive stakeholder consultations. Strategy 2020 reaffirms both ADB’s vision of an Asia and Pacific region free of poverty and ADB’s mission to help developing member countries reduce poverty and improve living conditions and quality of life. It also lays out clear directions for planning ADB’s operations and its organization and business processes to 2020.

To achieve its mission, ADB will focus on three strategic areas: inclusive growth, environmentally sustainable growth, and regional integration. ADB operations will emphasize five key drivers of change: private sector development and operations, good governance and capacity development, gender equity, knowledge solutions, and partnerships.

Strategy 2020 recognizes that ADB cannot and will not attempt to meet all needs of all developing member countries. To maximize results, efficiency, and impact, ADB will focus its financial and institutional resources in five core areas that best support its agenda, reflect developing member countries’ needs and ADB’s strengths, and complement the efforts of development partners. These five core operational areas are infrastructure; environment, including climate change; regional cooperation and integration; financial sector development; and education. In other areas, ADB will operate selectively and in close partnership with other agencies.

Fifth General Capital Increase

On April 29, 2009, an overwhelming majority of ADB’s 67 member countries endorsed the fifth general capital increase (GCI V), tripling ADB’s capital base from $55 billion to $165 billion.

The 200% increase is ADB's largest, and the first since ADB increased its capital by 100% in 1994. GCI V financially equips ADB to implement Strategy 2020, and to pursue longer-term development priorities in the region. Of the total capital increase, 4% consisted of additional paid-in shares and the remaining 96% consisted of additional callable shares. The deadline for subscriptions is December 31, 2010. As of December 31, 2009, ADB had received subscriptions from four members totaling $4.2 billion and on March 5, 2010, subscriptions from four more members totaling $12.5 billion became effective.

Lending and Borrowing Limitations; Treatment of Guarantees

In December 2008, the Board of Directors approved a lending limitation policy. Under the policy, the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio may not exceed the total of ADB’s unimpaired subscribed capital, reserves, and surplus. This allows ADB’s existing capital resources to be used more effectively. At the same time, the Board of Directors approved a borrowing limitation policy pursuant to which ADB’s gross outstanding borrowings may not exceed the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus).

The Board of Directors also approved changing the treatment of guarantees issued by ADB. For purposes of lending headroom calculations, guarantee liabilities will be included only as and when they become first callable and only the actual amount that is contingently payable in that year will be included in the calculation. This new treatment of guarantees will more effectively leverage ADB’s capital base without negatively impacting its ability to ensure compliance with the lending limitation.

Energy Policy

In June 2009, the Board of Directors approved a new energy policy, aligning its energy operations with Strategy 2020. The policy aims to help ADB's developing member countries provide reliable, adequate, and affordable energy for inclusive growth in a manner that encourages social, economic, and environmental sustainability. Implementation centers on three key pillars: promoting energy efficiency and renewable energy; maximizing access to energy for all; and promoting energy sector reform, capacity building, and governance.

Safeguard Policy Statement

In July 2009, the Board of Directors approved the Safeguard Policy Statement (SPS) governing environmental and social safeguards for ADB’s operations. The SPS supersedes three previous safeguard policies on the environment, involuntary resettlement, and indigenous peoples, uniting them in a single document that will enhance consistency and coherence. The policy defines common objectives and policy principles, and outlines a policy delivery process. It also provides specific requirements for borrowers and clients as they address the environmental and social impacts and risks of ADB-supported projects.

The SPS incorporates international good practice and harmonizes with the policies of other multilateral development banks. It includes appropriate requirements for different lending modalities and recently developed financial instruments, and further strengthens requirements for safeguard monitoring and supervision. The SPS increases ADB’s emphasis on developing capacity to manage environmental and social impacts and risks. It also introduces provisions to strengthen and use country safeguard systems for ADB projects, subject to ADB’s assessments of equivalence and acceptability.

Review of Exposure Limits on Nonsovereign Operations

In October 2009, the Board of Directors approved an exposure management policy for nonsovereign operations (NSO), establishing a medium-term overall limit for nonsovereign exposure that equals about 15% of projected total operations and gradually phases in NSO growth. It also limits ADB’s maximum nonsovereign exposure to any single country to $2.1 billion. This limit represents about 20% of the proposed NSO limit in 2014, or about 60% of notional NSO capital. The new policy ensures that the growth of NSO exposure envisaged under Strategy 2020 will not exceed ADB’s risk-bearing capacity.

The country limit will vary according to the country’s credit rating. To ensure equitable access for all countries, the country limit cannot exceed 10% of gross domestic product, less sovereign exposure. A minimum country allocation of $25 million will enable meaningful private sector interventions in smaller countries.

ADB also established prudential limits for industry, groups, single obligors, and counterparties, and introduced a definition of exposure consistent with that already established by ADB's capital adequacy framework.

ADB OPERATING ACTIVITIES

The main instruments that ADB utilizes to help its developing member countries are loans, equity investments, guarantees, grants and technical assistance. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations, which tap official, commercial and export credit sources to maximize the development impact of ADB’s assistance.

Ordinary Capital Resources Operational Policies

ADB is authorized under the Charter to make, participate in or guarantee loans to its developing member countries or their governments, to any of their agencies or political subdivisions, and to public or private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. Such loans are made only for projects or programs of high developmental priority.

In evaluating the projects that it may finance, ADB considers such factors as economic, social, environmental, technical, institutional and financial feasibility, effect on the general development activity of the country concerned, contribution to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings, balance of payments effects, impact of new technologies on productivity, and expansion of employment opportunities. ADB’s vision is an Asia and Pacific region free of poverty and its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB aims to make substantive contributions toward its vision by focusing its support on three strategic agendas: inclusive economic growth, environmentally sustainable growth, and regional integration. ADB positions itself as a partner and agent for change by promoting private sector development, good governance, gender equity, knowledge solutions and partnerships.

In considering an application for a loan or grant, ADB considers the ability of the borrower to obtain financing elsewhere on terms and conditions that ADB considers reasonable. In the case of loans to borrowers other than members or their governments, ADB may require that members or their governments guarantee such loans.

Except in special circumstances, ADB requires that the proceeds of its loans, grants, and equity investments and of the loans it guarantees be used only for procurement of goods and services produced in and supplied from member countries. ADB supervises the disbursement of its loans and grants to ensure that the proceeds are applied only against eligible expenditures. ADB seeks to ensure that procurement of goods and services financed out of its funds is based on the principles of economy and efficiency. For this purpose, ADB generally requires that competitive bids be sought from potential suppliers, that engineering and other plans and specifications be drawn up independently of the suppliers or manufacturers and, if appropriate, that independent consultants be retained.

Ordinary Operations Program Lending

ADB’s program lending is designed to promote poverty reduction through appropriate policy and institutional reforms over the medium- to long-term. The loan proceeds may be used to finance economy-wide import requirements on the basis of a negative import list, or where necessary and appropriate, sector specific import requirements on the basis of a positive import list. Under the current policy, program lending as a percentage of total lending on a three-year moving average basis is subject to a ceiling of 20% in normal circumstances. Additionally, ADB has adopted a program cluster approach (whereby a single approval can be given for two or more related subprograms) as an extension of its program lending modality to enhance flexibility and has extended the time frame for program implementation to seven years. ADB has also introduced a special program loan facility (SPL) to provide, on an exceptional basis, assistance as part of an international rescue package providing substantial support beyond ADB’s anticipated assistance levels to crisis-affected countries. ADB charges higher rates for SPLs to help mitigate potential adverse effects on ADB’s financial strength and risk bearing capacity. SPLs do not count against the ceiling on regular program lending.

ADB established a $3 billion equivalent Countercyclical Support Facility in June 2009 to provide additional assistance for a limited period of time to crisis-affected developing member countries. The authority to grant loans under the facility will expire on December 31, 2010.

Nonsovereign Operations

ADB’s nonsovereign operations are integral to the objectives of Strategy 2020, which include a target of 50% of ADB's operations by 2020 in support of private sector development and private sector operations. ADB focuses on nonsovereign projects with significant development impact as well as on initiatives that stimulate the private sector and lead to accelerated, sustainable, and inclusive growth.

In support of these objectives, ADB assumes greater, but thoroughly assessed, risks and acts as a catalyst for investments that the private sector does not normally make. It helps developing member countries attract direct private sector investments that support inclusive growth and improve the environment. To do so, ADB’s tools include direct financing, credit enhancements, risk mitigation guarantees, and innovative new financial instruments.

In its nonsovereign operations, ADB directly assists developing member countries through projects with development impact that may have limited access to capital. ADB participates in projects through nonsovereign loans (direct loans to private and/or public sector entities, including state-owned enterprises, without sovereign counterguarantees); equity investments; and credit enhancement products (including guarantees and B-loans,4 where ADB arranges a complete financing package for a project and thus encourages local and international commercial banks to participate).

ADB’s nonsovereign operations focus on two of the core areas of operations identified in Strategy 2020: infrastructure (with particular emphasis on energy) and finance. Strategic interventions through public-private partnerships focus on renewable energy and other infrastructure sectors. ADB finances commercially viable infrastructure projects that are structured or capable of being structured as public-private partnerships.

Newly approved financial assistance in 2009 reached $1.9 billion. Since its first private sector investment in 1983, ADB has approved 232 nonsovereign projects for a total assistance amounting to $10.7 billion, including equity investments, direct loans and B-loans, and guarantees. At the end of 2009, nonsovereign projects in 23 developing member countries were under administration.

ADB’s participation is meant to catalyze or bring about financing from other sources – both local and foreign – and not to compete with these sources. ADB cannot be the largest single investor in an enterprise. As needed, ADB will help mobilize additional debt from commercial banks and other development institutions and financing partners. This may be through parallel financing, separate from the ADB financing package, or through syndication arrangements in which ADB acts as lender of record and commercial banks take a participation in the ADB loan. Alternatively, ADB may provide guarantees or act as a guarantor of record to commercial financial institutions.

Generally, the nonsovereign exposure to any one obligor or project may not exceed:

(i)	for loans or credit guarantees that are not guaranteed by eligible counterparties, the lesser of $250 million and an amount equal to:

a)	25% of the total project cost, in the case of a limited recourse project financing;

b)	25% of the total assets, including the amount to be financed, in the case of a corporate loan; or

c)	50% of tangible net worth, in the case of a loan to a bank;

4
A B-loan is a tranche of direct loan nominally advanced by ADB as lender-of-record, subject to eligible financial institutions taking funded risk participations within such a tranche and without recourse to ADB.  It complements a direct loan funded by ADB.

(ii)
for loans or credit guarantees that are comprehensively guaranteed by eligible counterparties, the lesser of $400 million and an amount equal to 70% of the total project cost, in the case of a limited recourse project financing or, the total assets of the borrower, in the case of a corporate loan;

(iii)
for partial risk guarantees, the lesser of $400 million and an amount equal to 40% of the total project cost, in the case of a limited recourse project financing, or the total assets of the borrower, in the case of another type of financing; and

(iv)	for equity investments, the lesser of $75 million and an amount equal to:

a)	25% of the net worth of the investee (inclusive of ADB’s investment), when investing in a project, financial institution or corporate entity; or

b)	25% of committed amounts, when investing in a private equity fund.

When ADB provides more than one form of financing to an obligor or project, nonsovereign operations exposure to the obligor or project shall not exceed $400 million, provided however that:

(i)	the aggregation of loans, credit guarantees and equity investments does not exceed $250 million and further, that the amount invested as equity does not exceed $75 million; or

(ii)	the aggregate amount of loans, credit guarantees and equity investments further does not exceed:

a)	25% of total project costs, when investing in a project;

b)	25% of total assets, when investing in a corporation; or

c)	35% of tangible net worth, when investing in a bank.

Technical Assistance

ADB is authorized to meet requests from member countries for technical assistance in such fields as the preparation and evaluation of specific development projects, the preparation and execution of development plans, and the creation and strengthening of institutions serving agriculture, industry, and public administration. Recipients of technical assistance may be governments or any of the other entities authorized under the Charter. ADB extends technical assistance as grants or loans. Since 2005, ADB has also provided technical assistance for private sector development.

The Charter limits the funds that may be drawn upon to provide technical assistance on a grant basis to the amount of ADB’s net income from ordinary operations plus any Special Funds resources (other than net income transferred from ordinary operations) available for such purposes. In April 2001, the Board of Directors approved the use of ordinary capital resources current income to finance certain technical assistance operations. In 2003, ADB reverted to the practice of allocating ordinary capital resources net income to the Technical Assistance Special Fund and of financing technical assistance activities through this fund and various other funding resources. On an exceptional basis, ADB committed $10.0 million from its ordinary capital resources net income to the Java Reconstruction Fund in November 2008, for the purposes of Yogyakarta and Central Java reconstruction. This was treated as a technical assistance grant in 2008.

Ordinary Operations

Under ADB’s lending limitation policy approved in December 2008, the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, may not exceed the total amount of ADB’s unimpaired subscribed capital, reserves and surplus. At December 31, 2009, the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantees was $42,674 million ($36,753 million in 2008), compared with a maximum lending ceiling on such date of $72,208 million ($65,969 million in 2008).

Loans

From its establishment through December 31, 2009, ADB had approved loans, net of terminations and reductions, aggregating $117,402 million in its ordinary operations. At December 31, 2009, ADB’s total amount of outstanding loans and loan commitments in its ordinary operations was $64,610 million. On such date, the six largest borrowers from ADB in its ordinary operations, accounting for 89.4% of the aggregate amount of all approved ordinary operations loans less amounts cancelled and repaid, were the People’s Republic of China (24.8%), India (21.0%), Indonesia (18.9%), Pakistan (11.0%), Philippines (8.3%), and Viet Nam (5.4%).

In 2009, 64 ordinary operations loans totaling $11,020 million were approved, as compared with 61 ordinary operations loans totaling $8,705 million in 2008. Of the 2009 approved loans, $10,577 million were sovereign loans and $443 million were nonsovereign loans, as compared with $6,924 million and $1,780 million, respectively, in 2008. Of the total approved ordinary operations loans in 2009, 54.0% were to the People’s Republic of China, India, and Indonesia.

During 2009, loan disbursements totaled $7,898 million, which represented an increase of 21.0% from the $6,472 million disbursed in 2008. Regular principal repayments in 2009 were $1,884 million ($1,646 million in 2008), while prepayments amounted to $7 million ($277 million in 2008). In 2009, one loan was fully prepaid for $4.8 million and one loan was partially prepaid for $1.9 million. On December 31, 2009, the total loans outstanding after allowance for losses and net unamortized loan origination costs amounted to $41,713 million ($35,910 million in 2008).

A summary of the ordinary operations outstanding loan commitments of ADB by member country as of December 31, 2009 is set forth in Appendix V of the Financial Statements. A breakdown by sector of the ordinary operations loans approved by ADB since its establishment, net of terminations and reductions, and those loans that were effective (approved loans as to which the conditions precedent to disbursement have been met and which have not been cancelled or repaid) as of December 31, 2009 is shown in Table 6.

Table 6: Sectoral Breakdown of Ordinary Operations Loans
As of December 31, 2009
(Amounts in $ million)
			Total Outstanding
	Total Approved Loans		Effective Loans a
Sector	Amount	Percent	Amount	Percent
Transport and ICT	$30,966	26.4%	$18,652	31.9%
Energy	26,678	22.7	10,878	18.6
Finance	16,489	14.0	4,837	8.3
Public Sector Management	11,142	9.5	8,359	14.3
Water Supply and Other Municipal Infrastructure and Services	9,830	8.4	5,274	9.0
Agriculture and Natural Resources	8,930	7.6	3,433	5.9
Multi-Sector	5,454	4.6	4,332	7.4
Industry and trade	3,073	2.6	578	1.0
Education	2,792	2.4	1,187	2.0
Health and Social Protection	2,049	1.8	859	1.5
Total	$117,402	100.0%	$58,388	100.0%

a Includes outstanding loans and undisbursed effective loans.

Note: Figures may not add up due to rounding.

ADB’s loans generally cover only a portion of the total costs of the projects and programs they finance. Large- and medium-scale projects financed by ADB from its ordinary capital resources with loans approved through December 31, 2009 were estimated, at the time of their respective approvals, to have a total aggregate cost of approximately $349,897 million, of which approximately 33.6% was to be financed by ADB. In addition, ADB has made loans to finance portions of the total costs of smaller-scale projects in a sector, directly or under relending arrangements. In 2009, $2,627.7 million from official sources was mobilized in loan cofinancing for four loan projects totaling $702.0 million. Of the total cofinancing, $16.7 million was under ADB’s partial administration, $2,125.0 million was under a collaborative arrangement, and $486.00 million was parallel cofinancing.

In 2005, ADB established the multitranche financing facility (MFF), a debt financing facility that allows ADB to deliver financial resources for a specific program or investment in a series of separate financing tranches over a fixed period. Financing tranches may be provided as loans, guarantees, equity or any combination of these instruments based on periodic financing requests submitted by the borrower. In 2009, 10 MFFs totaling $5.0 billion (6 MFFs totaling $4.3 billion in 2008), were approved under ordinary capital resources. Periodic financing requests under MFFs amounting to $3.1 billion were approved in 2009 ($1.8 billion in 2008).

Starting September 2005, ADB provided lending without a sovereign guarantee to entities that can be considered public sector borrowers but are structurally separate from the sovereign or central government. Such entities include state-owned enterprises, government agencies, municipalities, and local government units. In 2009, two loans to state-owned enterprises without a sovereign guarantee totaling $134.3 million were approved (two loans for $300.0 million in 2008).

In June 2009, the Board of Directors approved the establishment of the Countercyclical Support Facility (CSF) of up to $3.0 billion equivalent in response to the global economic crisis that spread to the region. The CSF is a transitory sovereign lending instrument available in 2009 to 2010 and is aimed at providing support to the countercyclical development expenditure/policy program of developing member countries. Five sovereign loans totaling $2.5 billion were approved and four of these totaling $2.0 billion were made effective in 2009. The loans approved under the CSF carry a lending spread of 200 basis points over the base lending rate.

Sovereign and Nonsovereign Loans

The majority of ADB’s ordinary operation loans (94.5%) have been made to the public sector (member countries and with the guarantee of the concerned member, government agencies or other public entities). The rest have been made to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. A summary of cumulative approvals and the portfolio position of sovereign and nonsovereign loans is shown in Table 7.

Table 7: Lending Status at December 31
($ million)
		Sovereign		Nonsovereign
		2009	2008	2009	2008
	Cumulative Approvals a	$112,182	$102,065	$5,234	$5,111
	Cumulative Effective Loans b	93,119	82,727	3,939	3,508
	Cumulative Repayments c	38,081	36,440	1,283	1,130

	Outstanding	$39,754	$34,181	$1,978	$1,670
	Undisbursed d	21,324	18,599	1,554	2,050
	Total Loans	$61,078	$52,780	$3,532	$3,720

a	Net of loan terminations and reductions.
b	Effective loans are loans (whether disbursed or undisbursed) which have been approved by ADB and in respect of which all conditions precedent to drawdown have been satisfied.
c	At historical U.S. dollar equivalents.
d	Includes not yet effective loans.
___________________________
Note: Figures may not add up due to rounding.

ADB has not suffered any losses of principal on sovereign loans. ADB maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB’s operations. During 2009, $1.6 million of loan loss provisions was written back on two loans ($1.3 million on two loans in 2008). Accumulated loan loss provisions for sovereign loans as of December 31, 2009 totaled $2.7 million ($4.4 million in 2008).

Loan loss provisions for nonsovereign loans totaling $95.9 million were created (through a charge against income) during 2009 ($0.4 million in 2008) mainly due to additional loan loss provisions in respect of three nonsovereign loans. Of these amounts, $0.3 million ($2.6 million in 2008) were written back, and none in 2009 ($2.4 million in 2008) were written off. This increased the balance of accumulated loan loss provisions for nonsovereign loans to $100.5 million as of December 31, 2009 ($4.8 million in 2008) (see Appendix VIII of the Financial Statements, Notes E and M).

In conjunction with its income planning framework, ADB established a loan loss reserve in 2004, which is presented under “Capital and Reserves” in the balance sheet for its sovereign loans and guarantee portfolios. In December 2006, the Board of Directors approved the application of this policy to nonsovereign credit exposures. As of December 31, 2009, the loan loss reserve amounted to $493.2 million, as compared to $195.1 million as of December 31, 2008 (see Appendix VIII of the Financial Statements, Note L).

Lending Windows

ADB’s currently available lending windows are the LIBOR-based loan (LBL) window and the local currency loan (LCL) window. Until June 30, 2001, ADB had three lending windows for loans from ordinary capital resources, namely, the pool-based multicurrency loan (PMCL) window,5 the pool-based single currency loan (PSCL) window in U.S. dollars, and the market-based loan (MBL) window. With the introduction of the LBL window, the PMCL and MBL windows were retired on July 1, 2001 and the PSCL window was retired on July 1, 2002.

The LBL window was introduced in July 2001 in response to borrower demand for new ADB financial loan products to suit their project needs and external debt risk management strategies. The LBL product gives borrowers a high degree of flexibility in terms of (i) choice of currency and interest rate basis; (ii) various repayment options (for sovereign loans negotiated after January 1, 2007, borrowers have the following repayment options: annuity type, straight-line, bullet, and custom-tailored repayment terms to match their cash flow projections); (iii) the ability to change the original loan terms at any time during the life of the loan; and (iv) the option to purchase a cap and collar on a floating lending rate at any time during the life of the loan, while at the same time providing low intermediation risk to ADB.

The Board of Directors approved the introduction of the LCL window in August 2005. The LCL window is available to both private sector and public sector entities. ADB aims to reduce currency mismatches in its developing member countries by extending LCLs in close cooperation with the local financial sector to complement and catalyze local financial resources. In addition, LCL activities can have important benefits for developing local capital markets.

A breakdown of ADB’s ordinary operations loan portfolio by loan product as of December 31, 2009 and December 31, 2008 is presented in Table 8.

5	PMCL was limited to loans denominated in Japanese yen - Pool-based Single Currency (JPY) Loans.

Table 8: Loan Portfolio by Loan Products as of December 31
($ million)
		Sovereign		Nonsovereign
		2009	2008	2009		2008
	LIBOR-based Loans
	Outstanding	$28,189	$23,419	$1,309	a	$1,138	a
	Undisbursed	20,824	18,596	1,241	a	1,504	a

	Market-based Loans
	Outstanding	449	482	79		115
	Undisbursed	-	-	-		-

	Pool-based Single Currency (JPY) Loans
	Outstanding	2,615	3,203	-		-
	Undisbursed	-	-	-		-

	Pool-based Single Currency (U.S.$) Loans
	Outstanding	6,482	7,054	-		-
	Undisbursed	-	2	-		-

	Countercyclical Support Facility (CSF)
	Outstanding	2,000	-	-		-
	Undisbursed	500	-	-		-

	Local Currency Loans
	Outstanding	-	-	578		405
	Undisbursed	-	-	314		546

	Others
	Outstanding	19	22	12		12
	Undisbursed	-	-	-		-

	Total
	Outstanding	$39,754	$34,181	$1,978		$1,670
	Undisbursed b	$21,324	$18,599	$1,554		$2,050

_ Nil.
a Includes lending without sovereign guarantee to state-owned enterprises.
b Undisbursed balances include undisbursed effective loans and loans approved but not yet effective.
___________________________ Note: Totals may not add up because of rounding.

Financial Terms of Loans

Currently Available Financial Terms

LBL window: ADB offers loans denominated in euros, Japanese yen or U.S. dollars. Since November 2006, ADB has been authorized to offer additional loan currencies to borrowers from time to time. Initially, the loans bear a floating interest rate. Borrowers may direct ADB to automatically implement a series of interest rate fixings either by period or by amount. With a floating interest rate, the lending rate is reset every six months on each interest payment date. The lending rate is the cost base rate plus a contractual spread that is specified in the loan agreement. The cost base rate is equal to LIBOR and is reset every six months.

For sovereign loans negotiated before October 1, 2007, the lending spread is 0.60%. On April 12, 2010, the Board of Directors approved, for borrowers of such loans that do not have arrears with ADB, a waiver of 20 basis points off the lending spread for interest periods up to and including June 30, 2011.

In December 2007, the Board of Directors approved an effective contractual spread of 0.20% for all sovereign loans negotiated on or after October 1, 2007. No waiver mechanism applies for such loans.

On April 12, 2010, the Board of Directors approved an effective contractual spread of 0.30% for all sovereign loans negotiated from July 1, 2010 up to and including June 30, 2011, and an effective contractual spread of 0.40% for all sovereign loans negotiated on or after July 1, 2011. No waiver mechanism applies for such loans.

The lending spread for nonsovereign loans reflects the credit risk of the specific project and borrower and is determined on a case-by-case basis.

A commitment fee is levied on the undisbursed balance of effective sovereign loans, beginning 60 days after execution of the applicable loan agreement. For project loans signed or negotiated on or before January 1, 2007, the commitment fee is 0.75% per annum and accrues on the following increasing portions of the total loan amount (less cumulative disbursements): 15% in the first year, 45% in the second year, 85% in the third year, and 100% thereafter. For project loans negotiated after January 1, 2007 and before October 1, 2007, a single-rate commitment fee of 0.35% per annum applies. For program loans negotiated during the same period, the commitment fee is 0.75% per annum.

On April 12, 2010, the Board of Directors approved for borrowers of sovereign loans that do not have arrears with ADB a waiver of (i) 0.10% per annum of the commitment fee for project loans negotiated after January 1, 2007 and before October 1, 2007 and (ii) 0.50% per annum of the commitment fee for all program loans negotiated before October 1, 2007. The waiver of the commitment fee will be applicable with respect to all interest periods up to and including June 30, 2011.

In December 2007, the Board of Directors approved the reduction of the commitment charge from 0.35% for project loans and from 0.75% for program loans to 0.15% for both project and program loans negotiated on or after October 1, 2007. No waiver mechanism applies for such loans.

For nonsovereign loans, the commitment fee is negotiated between ADB and the borrower for each individual loan.

For sovereign loans negotiated before October 1, 2007, a front-end fee of 1% is charged on sovereign loans, with the borrowers being given the option to capitalize the fee. In December 2007, the Board of Directors approved the elimination of front-end fees for sovereign loans negotiated on or after October 1, 2007.

ADB also charges a market-based front-end fee on nonsovereign loans to cover the administrative costs incurred in loan origination. Front-end fees are typically in the range of 1.0% to 1.5% depending on the transaction.

Rebates and surcharges are standard features of sovereign LBLs. To maintain the principle of cost pass-through pricing, ADB returns the actual funding cost margin above or below LIBOR to its LBL sovereign loan borrowers through a surcharge or rebate. The funding cost margins are set on January 1 and July 1 every year and are based on the actual average funding cost margin for the preceding 6 months. Effective July 1, 2007, rebates or surcharges are passed on to the borrowers by incorporating them into the interest rate for the succeeding interest period, rather than retroactively. ADB returned an actual sub-LIBOR funding cost margin of $82.2 million to its LBL sovereign borrowers in 2009 ($81.1 million in 2008) based on the rebate rates.

Table 9: Funding Cost Margin
(% per annum)

	LIBOR-based loan		Countercyclical Facility
	U.S.	Japanese	U.S.
	dollar	yen	dollar
January 1, 2009	(0.35)	(0.38)	-
July 1, 2009	(0.31)	(0.35)	0.22

_ Nil.
( ) Negative.

LCL window: ADB prices its LCL product according to transparent pricing principles. The cost base rate depends on whether financing in a local currency is based on back-to-back funding or the pool-based approach. For back-to-back funding, the cost base rate comprises ADB’s cost of a funding transaction undertaken to finance a specific loan. For a pool-based funding approach, the cost base rate is based on a local floating rate benchmark. All LCLs will initially have a floating rate until the borrower requests a fixed rate. For a floating rate loan, the lending rate will change based on the underlying local currency benchmark. For fixed rate loans, the lending rate will be based on the swap equivalent of ADB’s cost base rate as of the rate fixing date that corresponds to the maturity and amortization schedule of the disbursement. Rate fixings are subject to ADB being able to enter into appropriate hedging transactions in the local market.

The lending spread follows similar principles as those applied to ADB’s LBL product. The effective contractual spread of 0.30% approved by the Board of Directors on April 12, 2010 for sovereign LBLs negotiated from July 1, 2010 up to and including June 30, 2011 also applies to LCLs negotiated from July 1, 2010 up to and including June 30, 2011 that are guaranteed by sovereigns, and the effective contractual spread of 0.40% for all sovereign LBLs negotiated on or after July 1, 2011 also applies to LCLs negotiated on or after July 1, 2011 that are guaranteed by sovereigns. For non-guaranteed LCLs, risk-based pricing is used to determine the lending spread, which is negotiated separately for each loan. In determining the lending spread for these loans, security arrangements, market-based pricing levels, and credit risk factors for each specific loan, among others, must be considered.

Front-end fees and commitment charges are handled similarly to the LBL product. All LCLs negotiated on or after October 1, 2007 that are guaranteed by sovereigns will not be charged front-end fees, and commitment charges for undisbursed amounts on such loans will be 0.15%. For non-guaranteed loans, the front-end fee will vary from case to case, typically ranging from 1.0% to 1.5% of the loan amount, or less if the overall project return justifies it. For non-guaranteed loans, the commitment fee is loan-specific, typically in a range of 0.50% to 0.75% per annum on the undisbursed loan balances.

Borrowers are allowed to prepay all or part of the disbursed and outstanding balance of a LCL during the life of the loan. However, prepayment charges will apply based on the costs, if any, that ADB incurs as a result of the prepayment for the remainder of the term of the prepaid loan. Borrowers are allowed to cancel all or part of the undisbursed balance at any time. No cancellation charge applies if ADB follows a pool-based funding approach. A cancellation charge may apply for back-to-back funding to compensate ADB for any costs incurred as a result of the cancellation.

Rebates and surcharges apply to sovereign guaranteed LCLs that are funded under the pool-based approach. This principle is identical to the pricing approach for ADB’s LBL product, and upholds the principle of automatic cost pass-through pricing. The approved simplification mechanism for rebates and surcharges for LBLs in November 2006 is also applicable to LCLs.

Under the LCL window, borrowers have the option to change the interest basis of a local currency loan at any time during the life of the loan by requesting an interest rate conversion to fix or unfix their interest rate, subject to relevant swap market opportunities available to ADB in the local market. The terms and conditions that ADB can achieve by executing the necessary hedging transactions are passed on to the borrower, plus a transaction fee of 0.0625%, which is identical to the fee charged for these transactions under the LBL policy, except for the first series of interest rate conversions for which no fee is charged.

Previously Available Financial Terms

PSCL lending windows: The lending rates for the PSCL Japanese yen and PSCL U.S. dollar are determined on the basis of ADB’s average cost of borrowings for the previous six months plus a lending spread, which is the same as the lending spread applicable to sovereign LBLs negotiated before October 1, 2007. ADB’s pool-based variable lending rates for the years 2008, 2009 and the first half of 2010 are shown in Table 10.

Table 10: Pool-based Lending Ratesa
(% per annum)
	2010	2009	2008	PSCLs
January 1	1.62	1.92	1.90	Japanese yen
	4.14	5.03	6.12	U.S. dollar
July 1		1.90	1.98	Japanese yen
		4.57	5.64	U.S. dollar

a	Lending rates are set on January 1 and July 1 every year, are valid for six-month periods and are represented net of the 20 basis points lending spread waiver.

In November 2006, the Board of Directors approved an option for all PSCL borrowers to convert their outstanding loan balances under PSCLs to LBLs at prevailing market rates at the time of conversion.

MBL lending window: The interest rates on MBLs are either fixed or floating. The lending rates for MBLs are determined on the basis of six-month LIBOR with reset dates of either March 15 and September 15 or June 15 and December 15 plus a lending spread. The lending spread for MBLs to financial intermediaries in the public sector is the same as that applicable to pool-based public sector loans. For private enterprises, the lending spread is determined on a case-by-case basis to cover ADB’s risk exposure to particular borrowers and projects. A front-end fee of about 1.0% to 1.5% of the loan amount and a commitment fee of about 0.50% to 0.75% per year on the undisbursed balance are typically charged on MBLs.

Debt Management Products

The Board of Directors approved in November 2006 the introduction of debt management products to members and entities fully guaranteed by members in relation to their third-party liabilities. In offering the debt management products for third-party liabilities, ADB is able to contribute to the economic development of its developing member countries by allowing members or guaranteed entities to improve debt management, thereby potentially reducing economic volatility, reducing borrowing costs, improving access to capital markets, and freeing up scarce financial resources for economic development.

Debt management products offered by ADB include currency swaps, including local currency swaps, and interest rate swaps. While currency swaps include the possibility of members or guaranteed entities transforming a foreign currency liability into a local currency liability, the reverse transformation of a local currency liability into a foreign currency liability is not offered.

Equity Investments

ADB provides assistance in the form of equity investments, in addition to loans without government guarantees, and other financing schemes. The Charter allows the use of ordinary capital resources for equity investments in an amount up to 10% of ADB’s unimpaired paid-in capital together with reserves and surplus, exclusive of special reserves. The total equity investment portfolio – for both outstanding and undisbursed approved equity investments – amounted to $1,046.0 million at December 31, 2009. This represented about 68.0% of the ceiling defined by the Charter.

In 2009, five equity investments totaling $220 million were approved, as compared with seven equity investments totaling $123 million in 2008. In the same year, ADB disbursed a total of $59 million in equity investments, a 53.3% decrease from $126 million disbursed in 2008, and received a total amount of $27 million from capital distributions and divestments, whether in full or in part, in 23 projects. The divestments were carried out in a manner consistent with good business practices, after ADB’s development role in its investments had been fulfilled, and without destabilizing the companies concerned.

For additional information on Equity Investments, see Appendix VIII of the Financial Statements, Note G.

Guarantees

To catalyze capital flows into and within its developing member countries for eligible projects, ADB extends guarantees for eligible projects which enable financing partners to transfer certain risks that they cannot easily absorb or manage on their own to ADB. ADB's guarantees support infrastructure projects, financial institutions, capital market investors and trade financiers, and cover a wide variety of debt instruments. Guarantees may provide either comprehensive (financial risk) or limited coverage, including political risk.

Guarantees can be provided when ADB has a direct or indirect participation in a project or related sector, through a loan, equity investment or technical assistance. Guarantee tenors are based on the requirements of the underlying project and are callable when a guaranteed event has occurred. Equity instruments are ineligible for guarantee coverage.

Guarantee fees vary depending on whether ADB benefits from a sovereign counterindemnity or not. Guarantees with a sovereign counterindemnity are priced equivalent to ADB’s sovereign lending spread; without a sovereign counterindemnity, they are market priced. If a counterindemnity is partial (that is, it covers only selected risks, amounts, or periods), the final price blends the price applicable for the respective parts. ADB may charge or pay administrative and other fees that are specific to the processing and implementation of a credit enhancement product, consistent with industry practice.

Guarantees generally are not recognized in the balance sheet and have off-balance sheet risks. For guarantees issued and modified after December 31, 2002 in accordance with ASC 460-10, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, ADB recognized at the inception of a guarantee the non-contingent aspect of its obligations. ADB’s total exposure on signed and effective loan guarantees is disclosed in Appendix VIII of the Financial Statements, Note F.

ADB offers two primary guarantee products – political risk guarantee and credit guarantee - both designed to mitigate risk exposure of financing partners.

Political Risk Guarantee: ADB’s political risk guarantee (PRG) is designed to facilitate cofinancing by providing financing partners with coverage against specifically defined political risks. Coverage is available against any combination of the risks of expropriation, currency inconvertibility or non-transferability, political violence, and breach of contract by government entities. All or part of the outstanding debt service obligations to a financing partner may be covered. The cover may be for principal and/or interest payment obligations.

Credit Guarantee: The credit guarantee (CG) of ADB is designed to cover all events of nonpayment of the guaranteed obligation. It can cover up to 100% of the principal and/or interest owed under the debt instrument. CG cover is particularly useful for projects in developing member countries with restricted access to financial markets, but which ADB considers creditworthy and financially sound. CGs can cover local currency debt, including domestic bond issues or long-term loans from local financial institutions.

In 2009, ADB approved a PRG of up to $325.0 million to cover a loan facility from a commercial lender for a project in Viet Nam and a CG of up to $71.8 million to cover the issuance of long-dated fixed rate bonds in Thailand. In response to the financial crisis, the regional Trade Finance Facilitation Program was expanded from $150 million to $1 billion in 2009, supporting approximately $2 billion in trade during 2009.

ADB’s exposure on guarantees as of December 31, 2009 and December 31, 2008 is shown in Table 11.

Table 11: Outstanding Guarantee Exposure
as of December 31
($ million)

	2009 Outstanding Amount	2008 Outstanding Amount
Credit Guarantees	$ 1,451	$ 1,460
Political Risk Guarantees	147	154
Others	1	1
Total	$ 1,599	$ 1,616

Note: Figures may not add up due to rounding.

Syndications

Syndications enable ADB to transfer some or all of the risk associated with its direct loans and guarantees to its financing partners, thereby reducing its credit exposure. Syndications, including fronting, ‘reinsurance’ and sell-down arrangements, are used by ADB to mitigate and diversify the risk profile of its nonsovereign portfolio.

Syndications can occur before financial close or during the tenor of the underlying debt depending on market conditions, the status of the associated project, and the need for ADB to adjust its portfolio from time to time. Syndications enable appropriate balancing of ADB’s risk exposures and may be arranged on an individual, portfolio, or any other basis consistent with industry practices. Under a fronting or ‘reinsurance’ arrangement, ADB shares any associated recovery under the ADB loan with financing partners participating in the syndication, while under a ‘reinsurance’ arrangement ADB assumes counterparty risk on the financing partner should it fail to meet its obligation to indemnify ADB. In 2009, ADB facilitated the provision of $276.2 million of resources through syndications, all of which was effected through B-loans entered into to finance three separate projects.

FUNDING RESOURCES

ADB’s ordinary operations are financed from ADB’s ordinary capital resources, which consist primarily of its subscribed capital stock, proceeds from its borrowings, and funds derived from its ordinary operations.

Capital

The total authorized capital of ADB was 10,638,933 shares valued at $166,179.1 million as of December 31, 2009. Subscribed capital as of December 31, 2009 was 3,889,343 shares valued at $60,751.1 million. Subscriptions to the capital stock are divided into paid-in and callable shares. Of the total subscribed capital stock as of December 31, 2009, $4,110.3 million was paid-in and $56,640.8 million was callable.

The Charter contains provisions under which a member is required to pay to ADB additional amounts of its currency to maintain the value of ADB’s holdings in such currency (except those derived from borrowings and from contributions to Special Funds) and ADB is required to pay to members amounts of their currencies necessary to adjust such value, in order to restore such value to the amount of the member’s paid-in capital. However, pending a decision on the denomination and valuation of ADB’s capital, ADB has suspended the implementation of these provisions (see Appendix VIII of the Financial Statements, Note K).

Equity

Total shareholders’ equity on a statutory basis increased from $15,269.5 million as of December 31, 2008 to $15,318.3 million as of December 31, 2009. This was due primarily to a net increase in other comprehensive income of $141.0 million (resulting from favorable translation adjustments of $163.6 million and unrealized gains on investments and equity investments of $223.0 million, which were partially offset by an adjustment to pension and post-retirement benefit obligation of $244.9 million and amortization of the ASC 815 adjustment of $0.7 million); the net effect of changes in special drawing rights value on capital and reserves of $73.2 million; and additional capital subscriptions received of $5.1 million. These were offset by the allocations to the Asian Development Fund of $120.0 million, to the Technical Assistance Special Fund of $23.0 million, and net loss for the year of $27.5 million.

Paid-in Capital

As of December 31, 2009, 98.0% of the total paid-in capital of ADB was paid or payable in gold or convertible currencies, and 2.0% in the currencies of members with non-convertible currencies.

ADB’s paid-in capital may be freely used in its ordinary operations, except that developing member countries have the right under the Charter to restrict the use of a portion of their paid-in capital to making payments for goods and services produced and intended for use in their respective territories. Paid-in capital aggregating $0.13 million was restricted as of December 31, 2009 (see Appendix VIII of the Financial Statements, Note C).

The Charter authorizes the Board of Governors, by a vote of two-thirds of the total number of Governors representing at least three-quarters of the total voting power of the members, to set aside to Special Funds up to 10% of ADB’s unimpaired capital paid-in by members (see Special Operations). As of December 31, 2009, a total of $74 million (1.9% of unimpaired paid-in capital) had been set aside and transferred to the Asian Development Fund, one of ADB’s Special Funds.

Callable Capital

The callable portion of subscriptions to ADB’s capital stock is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. Callable capital consequently may not be called for use in ADB’s lending operations.

In the event of a capital call, payment may be made at the option of the member in gold, in convertible currency or in the currency required to discharge the obligations of ADB for the purpose for which the call is made.

No call has ever been made on ADB’s callable capital. Calls on the callable portion of subscriptions are required to be uniform in percentage on all callable shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such calls would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet ADB’s obligations. No member could be required, however, to pay a total amount greater than the unpaid balance of the callable portion of its subscription to ADB’s capital stock.

As of December 31, 2009, 23 ADB members holding 58.8% of the total subscribed capital of ADB and 53.9% of the total voting power were also members of the OECD. Presented in Table 12 is the capital subscription of such OECD members. These OECD members’ total callable capital was equivalent to 81.6% of ADB’s outstanding borrowings after swaps at December 31, 2009.

Table 12: Capital Subscription of OECD Members
($ million)
	Subscribed Capital	Callable Capital
Japan	$ 8,625	$ 8,021
United States	8,625	8,021
Australia	3,198	2,974
Canada	2,891	2,689
Korea, Republic of	2,784	2,589
Germany	2,391	2,223
France	1,286	1,196
United Kingdom	1,129	1,050
Italy	999	929
New Zealand	849	789
Netherlands	567	527
Switzerland	323	300
Austria	188	175
Belgium	188	175
Denmark	188	175
Finland	188	175
Ireland	188	175
Luxembourg	188	175
Norway	188	175
Portugal	188	175
Spain	188	175
Sweden	188	175
Turkey	188	175
Total	$ 35,736	$ 33,233

Note: Figures may not add up due to rounding.

The capital subscription of all ADB members is shown in Appendix VII of the Financial Statements.

ADB’s capital stock and reserves as of December 31, 2009 are shown in Table 13. Further information on capital stock such as valuation of capital stock, maintenance of value of currency holdings and membership is contained in Appendix VIII of the Financial Statements, Notes B and K.

Table 13: Ordinary Capital Stock and Reserves
($ million)
		December 31, 2009
Subscribed		$60,751
Less: Callable capital subscribed		56,641

Paid-in capital subscribed		4,110
Less: Other adjustments a		292
		3,818
Net Notional Amounts Required to Maintain Value of Currency Holdings,
Reserves and Accumulated Net Income and Other Comprehensive Income b		11,500
Total Capital Stock, Reserves, Surplus and Accumulated Net Income and
Other Comprehensive Income		$15,318

a	Comprises $74 million capital transferred to the Asian Development Fund and $218 million of paid-in capital subscribed but not yet due (see Appendix VIII of the Financial Statements, Note K).
b	For a description of reserves, see Appendix VIII of the Financial Statements, Note L.

Borrowings

General Borrowing Policies

Under the Charter, ADB may borrow only with the approval of the country in whose market ADB’s obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries and the availability of funds in such other countries, giving due regard to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

Total Borrowing Limitation

ADB’s borrowing policy approved in December 2008 limits ADB’s gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus). Based on such policy, the sum of such capital and reserves as of December 31, 2009 was $46,915 million ($46,485 million in 2008). The aggregate of ADB’s gross outstanding borrowings of $41,127 million as of December 31, 2009 ($37,626 million as of December 31, 2008) was equivalent to 87.7% (80.9% in 2008) of such ceiling.

Funding Operations

ADB has borrowed in the capital markets of Australia; Austria; Belgium; Canada; Germany; Hong Kong, China; India; Italy; Japan; Kuwait; Luxembourg; Malaysia; Netherlands; People’s Republic of China; Philippines; Republic of Korea; Saudi Arabia; Singapore; Switzerland; Taipei,China; Thailand; the United Arab Emirates; the United Kingdom; and the United States, as well as in international capital markets, from certain members and their central banks, and from commercial banks. ADB expects to continue to raise funds for its ordinary operations through the issue and sale of debt obligations in national and international capital markets (including by means of private placements) and from official sources, as conditions permit.

In addition, ADB undertakes bridge financing transactions under its $8 billion Euro-commercial Paper Programme (ECP Program) to afford greater flexibility in the timing of its long-term borrowings. A summary of ADB’s outstanding borrowings as of December 31, 2009 is set forth in Appendix VI of the Financial Statements.

ADB’s overriding borrowing objective has always been to ensure that funds are available to meet its net cash requirements at the lowest possible cost. Subject to this objective, ADB seeks to diversify its sources of funding across markets, instruments, and maturities. One of ADB’s core funding strategies is to maintain a strong presence in key currency bond markets through regular issuance of benchmark global bonds. Consequently, ADB continues to enhance the execution of its global bond issues, focusing on offering investors fairly priced bonds through a price discovery process, achieving a broad-based distribution both geographically as well as by investor type, and ensuring secondary market liquidity. Importantly, ADB also issues bonds on an opportunistic basis as a means of generating funds at the lowest cost possible. In this regard, ADB established a Global Medium-Term Note Program (GMTN Program) and Australian dollar 5 billion Domestic Medium-Term Note Programme (AUDMTN Program) to increase its responsiveness to market opportunities. The amounts that can be raised from the GMTN Program and AUDMTN Program annually are subject to the annual global borrowing authorization for ADB as determined by the Board of Directors.

As part of its developmental mandate, ADB contributes to the development of regional bond markets through local currency bond issuances. Another objective for local currency bond issuances is to provide local currency financing for its operations. As part of its continuing efforts to promote capital market development in the region, ADB established a Malaysian ringgit 3.8 billion Medium-Term Note Programme (MYRMTN Program) in Malaysia and a $10 billion equivalent Asian Currency Note Programme (ACN Program). As with the GMTN Program and the AUDMTN Program, the amounts that can be raised from the MYRMTN Program and the ACN Program annually are subject to ADB’s annual global borrowing authorization.

In 2009, ADB completed 44 borrowing transactions raising about $10,359 million in long- and medium-term funds compared with $9,372 million in 2008. The new borrowings were raised in seven currencies: Australian dollar, Mexican peso, yuan, South African rand, Swiss franc, Turkish lira, and U.S. dollars. A total of $8,944 million or 86.8% of the 2009 borrowings were swapped into U.S. dollars, and the remaining $1,365 million or 13.2% were in Japanese yen (11.8%), and yuan (1.4%). The average maturity of 2009 borrowings was 3.8 years, compared with 3.5 years in 2008. Of the total 2009 borrowings, $7,644 million was raised through nine public offerings, including two U.S. dollar global benchmark bond issues and a local currency bond issue, and the remaining $2,715 million were in 35 private placements.

In addition, ADB raised $340 million in short-term funds under the ECP Program to enhance its presence in the market and to meet short-term cash needs.

The following table summarizes ADB’s funding operations in 2009 and 2008.

Table 14: Borrowings
(Amounts in $ million)
		2009	2008
Medium- and Long-Term Borrowings
	Total Principal Amount	$ 10,359	$ 9,372
	Average Maturity to First Call (years)	3.8	3.5
	Average Final Maturity (years)	5.2	4.4
	Number of Transactions
	Public Offerings	9	11
	Private Placements	35	102
	Number of Currencies (before swaps)
	Public Offerings	4	4
	Private Placements	4	6

Short-Term Borrowings a
	Total Principal Amount b	$ 340	$ 2,867
	Number of Transactions	4	21
	Number of Currencies	1	2

a	All euro-commercial paper.
b	At year-end, the oustanding principal amount was nil in 2009 and 2008.

As of December 31, 2009, the total amount of outstanding borrowings after swaps was $40,709 million, as compared to $36,709 million in 2008. The average life of ADB’s outstanding medium- and long-term borrowings at the end of 2009 and 2008 was 3.7 years and 4.2 years, respectively.

ADB continued to pursue its objective of contributing to the development of regional bond markets and providing the appropriate local currency funding for its borrowers. In 2009, ADB successfully issued its second CNY1.0 billion bonds in the People’s Republic of China. The proceeds of this issuance have been committed to loan projects in the People’s Republic of China. Additionally, ADB raised Indian rupee, Indonesian rupiah, and Philippine peso funding through cost-effective cross-currency swaps.

Use of Derivatives

ADB undertakes currency and interest rate swap transactions to raise, on a fully hedged basis, operationally needed currencies in a cost-efficient way while maintaining its borrowing presence in the major capital markets. At December 31, 2009, the notional principal amount receivable and payable under outstanding currency swap transactions aggregated $22,454 million and $20,235 million, respectively. The notional principal amount of outstanding interest rate swap transactions aggregated $19,986 million at December 31, 2009.

Currency and Interest Rate Composition of Borrowings After Swaps

As of December 31, 2009, the currency composition of ADB’s outstanding borrowings after swaps was concentrated in U.S. dollars, with about 88.4% (85.1% at December 31, 2008) of the borrowing portfolio denominated in that currency, reflecting its borrowers’ preference for U.S. dollar loans. This was followed by Japanese yen, at about 10.6% (13.1% at December 31, 2008) of the portfolio. Of the outstanding borrowings after swaps at December 31, 2009, 10.7% was at fixed rates (14.5% at December 31, 2008) and 89.3% at variable rates (85.5% at December 31, 2008). Figures 1 and 2 show the effects of the currency and interest rate swaps undertaken on ADB’s outstanding borrowings.

Figure 1:	Effect on Currency Composition As of December 31, 2009

a
Other currencies include Australian dollar, Canadian dollar, yuan, euro, Hong Kong dollar, Indian rupee, Kazakhstan tenge, Malaysian ringgit, Mexican peso, New Taiwan dollar, New Zealand dollar, Philippine peso, pound sterling, Singapore dollar, South African rand, Swiss franc, Thai baht, and Turkish lira.

b	Other currencies include yuan, Indian rupee, Kazakhstan tenge, Philippine peso, pound sterling, and Swiss franc.

Figure 2:	Effect on Interest Rate StructuresAs of December 31, 2009

LIQUIDITY PORTFOLIO MANAGEMENT

ADB’s liquid assets are held in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions, and, to a limited extent, in corporate bonds, mortgage-backed securities, and asset-backed securities of high credit quality. In compliance with its Charter, ADB does not convert currencies for investment; investments are made in the same currencies in which they are received. At December 31, 2009, liquid investments are held in 21 currencies.

ADB’s Authority for Investment of Funds Not Needed in Operations (Investment Authority) governs liquid asset investments. The most recent Investment Authority was approved by the Board of Directors in November 2006. The primary objective of the Investment Authority is to ensure the security and liquidity of funds invested. Subject to this objective, ADB seeks to maximize the total return on its investments.

The liquidity policy approved by the Board of Directors in November 2006 requires that the total liquidity ceiling be set at twice the prudential minimum liquidity, discussed below, or 100% of outstanding loans whichever is lower. The total liquidity for all portfolios (described below) marked for ordinary capital resources operations, in aggregate, should not exceed this limit without prior authorization from the Board of Directors.

The overriding objective of the liquidity policy of ADB is to enable ADB to (i) obtain the most cost-efficient funding under both normal and stress situations and (ii) to optimally manage liquidity in order to achieve its development mission of fighting poverty in the region. At the same time, the liquidity policy should follow sound banking principles in supporting and sustaining ADB’s superior financial strength and in this regard, the liquidity policy is integral to ADB’s financial and risk management policy framework.

Prudential Liquidity Portfolio

The main objective of the Prudential Liquidity Portfolio (PLP) is to maintain (i) a prudential minimum liquidity (funded with equity and debt, if needed) and (ii) liquidity in excess of prudential minimum liquidity (funded with equity) as driven by net cash requirement (NCR), asset liability management and liquidity policy decisions.

The PLP is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The portfolio is funded by equity, and performance is measured against external benchmarks with an average duration of about 2.2 years.

Discretionary Liquidity Portfolio

The Discretionary Liquidity Portfolio (DLP) is funded by debt. The main purpose and objective of the DLP is to provide flexibility in executing ADB’s funding program over the short- to medium-term, permit borrowing ahead of cash flow needs, be responsive to favorable market conditions, avoid refinancing risk from a concentration of large borrowings and smoothen the capital market presence.

Working Capital Portfolios – Cash Cushion Portfolio and Operational Cash Portfolio

The Cash Cushion Portfolio (CCP) and Operational Cash Portfolio (OCP) together are used as working capital portfolios to better manage ADB’s cash flow needs. The objective of the OCP is to manage net cash flow requirements expected over a one-month horizon. It is funded by equity and invested in short-term highly liquid money market instruments. The portfolio performance is measured against short-term external benchmarks.

The CCP holds the proceeds of ADB’s borrowing transactions pending the disbursement of these funds. It is invested in short-term money-market instruments, and the performance is measured against short-term external benchmarks. The CCP also aims at maximizing the spread earned between borrowing costs and investment income.

Year-End Balance of Liquidity Portfolios

The year-end balance of the liquidity portfolios in 2009 and 2008, including receivables for securities repurchased under resale arrangements, and excluding securities transferred under repurchase agreements and pending sales and purchases, together with the returns on liquidity portfolio, are presented in Table 15.

Table 15: Year-End Balance and Return on Liquidity Portfolio
		Year - End Balancea		Annualized Financial Return
		(in millions of U.S. dollars)		(%)
		2009	2008	2009		2008
Prudential liquidity portfolio		$10,063	$9,605	3.83		6.43
Operational cash portfolio		202	298	0.14		2.03
Cash cushion portfolio		1,953	2,606	0.92		2.59
Discretionary liquidity portfolio		1,246	2,622	0.34	b	0.44	b
Others		495	626	4.14		2.83
Total		$13,959	$15,757

a	The composition of liquidity portfolio may shift from one year to another as part of ongoing liquidity management.
b	Spread over funding cost at December 31.

Note: Figures may not add up due to rounding.

FINANCIAL RISK MANAGEMENT

ADB maintains risk policies and procedures to measure, monitor, and control risks for the overall management of ADB’s credit, market, operational and liquidity risks. It assesses the creditworthiness of all nonsovereign transactions. Specifically, it conducts risk assessments of new transactions, provides independent monitoring following origination, and when necessary assumes responsibility for resolving distressed transactions. ADB also monitors market and treasury risks, such as the credit quality of counterparties, interest rate risk, and foreign exchange risk. For the aggregate portfolio, ADB monitors limits and concentrations, calculates loan loss reserve requirements, and assesses capital adequacy.

The Office of Risk Management (ORM) is responsible for the overall management of ADB's credit, market, and operational risks. Other important institutions within the ADB’s risk management framework include the Audit Committee of the Board of Directors, to whom the ORM presents quarterly on developments in ADB’s risk profile, and the Risk Committee, which provides high-level oversight of ADB’s risks and recommends risk policies and actions to the President, and the Asset and Liability Management Committee, which provides high-level oversight of ADB’s asset and liability management and treasury operations.

In carrying out its mission, ADB is exposed to various risks that could result in financial loss: (i) credit risk, (ii) market risk, (iii) liquidity risk, and (iv) operational risk.

Credit Risk

Credit risk is the loss that could result if a counterparty defaults or if its creditworthiness deteriorates. Credit risk also includes concentration risk, which arises when a high proportion of the portfolio is allocated to a specific country, industry sector, obligor, type of instrument, or individual transaction.

ADB is exposed to credit risk in its sovereign, nonsovereign, and treasury activities. These portfolios include several asset classes. The sovereign portfolio includes sovereign debt and guarantees. The nonsovereign portfolio includes nonsovereign debt and guarantees, publicly traded equity and private equity, and the treasury portfolio which includes fixed-income securities, cash and cash equivalents, and derivatives. Table 16 details the credit risk exposure for each asset class. These figures are gross of collateral, other credit enhancements, and impairment provisions.

Table 16: Exposure to Credit Risk As of December 31, 2009 and 2008 ($ million)
Item	2009	2008
Sovereign operations (debt and guarantee)	40,488.1	34,870.7
Nonsovereign operations	3,363.9	2,754.2
a. Debt and guarantee	2,479.5	2,109.7
b. Publicly traded equity	461.6	238.5
c. Private equity	422.9	406.0
Treasury	16,092.1	17,000.5
a. Fixed Income	12,794.0	14,097.5
b. Cash Instruments	2,369.6	2,308.4
c. Derivatives	928.4	594.6
Aggregate Exposure	59,944.1	54,625.4
Note: Figures may not add up due to rounding.

ADB assigns a risk rating to each loan, guarantee, and treasury counterparty on an internal scale from 1 to 14 (Table 17). For nonsovereign transactions, the rating is normally capped at the country’s sovereign rating.

Table 17: ADB Internal Risk Rating Scale
ADB Internal Rating Scale	S&P Rating Equivalent	ADB Definitions
1	AAA to A	Lowest expectation of credit risk
2	A-	Very low credit risk
3	BBB+	Low credit risk
4	BBB	Low credit risk
5	BBB-	Low to medium credit risk
6	BB+	Medium credit risk
7	BB	Medium credit risk
8	BB-	Medium credit risk
9	B+	Significant credit risk
10	B	Significant credit risk
11	B-	Significant credit risk
12	CCC+	High credit risk
13	CCC to C	Very high credit risk
14	D	Default

Credit Risk in the Sovereign Portfolio

Management: Sovereign credit risk is the risk that a sovereign borrower may default on its loan or guarantee obligations. ADB manages its sovereign credit risk through the provision of loan loss reserves and conservative capital adequacy requirements. ADB has experienced few defaults, and when countries have defaulted, they have generally returned their loans to accrual status such that ADB has never had to write off a sovereign loan funded from ordinary capital resources.

ADB holds provisions to offset known or probable losses in specific transactions and a loan loss reserve to offset the average losses that ADB would expect to incur in the course of its lending operations. The sum of the provisions and loan loss reserve represents the estimate of ADB’s expected loss.

2009 Results: Sovereign Credit Quality. The weighted average risk rating of the sovereign portfolio improved from 6.4 (BB+) to 6.0 (BB+) in 2009 because of increased disbursements to developing countries with a credit rating of at least 6 (BB+) (Figure 3).

Figure 3: Sovereign Exposure by Credit Quality

Sovereign Concentrations: Because Asia’s population is concentrated in a few countries, ADB assumes higher concentration to the most populous countries to fulfill its development mandate. The three largest borrowers—Indonesia, the People’s Republic of China, and India—represented 65.2% of the portfolio (Table 18).

Table 18: Country Concentration As of December 31, 2009 and 2008 ($ million unless otherwise specified)
Country	2009		2008
	Exposure	%	Exposure	%
Indonesia	9,679.9	23.9	9,831.6	28.2
People’s Republic of China	9,409.5	23.2	8,345.4	23.9
India	7,299.3	18.0	6,165.2	17.7
Philippines	5,452.0	13.5	4,293.5	12.3
Pakistan	4,658.5	11.5	4,292.5	12.3
Others	3,988.8	9.9	1,942.4	5.6

Expected Loss: Improvements in credit quality offset increases in expected loss from portfolio growth in the sovereign portfolio, resulting in a reduction of the expected loss for the sovereign portfolio from $428.0 million in 2008 to $193.0 million in 2009 (Table 19).

Table 19: Sovereign Portfolio Expected Loss As of December 31, 2009 and 2008
Item	2009		2008
	$ million	% of SO portfolio	$ million	% of SO portfolio
Provision for Loan Losses	2.7	0.0	4.4	0.0
Loan Loss Reserve Requirementa	190.4	0.5	423.6	1.2
Expected Loss	193.1	0.5	428.0	1.2
Note: 0.0 is less than 0.05%. SO = Sovereign operations. a The loan loss reserve requirement is subject to Board of Governors’ approval during the annual meeting in May 2010.

Credit and Equity Risk in the Nonsovereign Portfolio

Management: The Investment Committee and Risk Committee oversee risks in the nonsovereign portfolio. The Investment Committee reviews all nonsovereign transactions for creditworthiness and is chaired by a Vice-President for operations. The Risk Committee monitors aggregate portfolio risks and individual transactions whose creditworthiness has deteriorated. It also approves or endorses policy changes in the management of the portfolio’s risks and approves provisions for impaired transactions. The Managing Director General chairs the Risk Committee.

ORM is closely involved in managing nonsovereign credit risk. It independently assesses new projects at the concept clearance stage and again before loan approval. Following approval, ORM reviews all exposures at least annually. It reviews more frequently those exposures that are more vulnerable to default or have defaulted. At each review, ORM assesses whether there has been any change in the risk profile of the exposure, recommends actions to mitigate risk and reconfirms or adjusts the risk rating, and, for equity investments, reviews the fair value. Where relevant, ORM reviews the specific provision of the investment.

At the recommendation of ORM, investments considered to be in jeopardy may be transferred from the operations departments to the corporate recovery unit (within ORM) to manage restructuring and recovery.

Equity investments are also managed under the nonsovereign portfolio. For publicly traded equities, ADB values the investments daily. For direct private equity investments, ADB estimates the fair value of the investments at least annually. For private equity funds, ADB validates the fund’s reported net asset value at least annually. ADB’s Charter limits equity investments to 10% of unimpaired paid-in capital, reserves, and surplus less special reserves. Additionally, for risk management purposes, ADB’s investment in private equity funds is limited to 5% of this sum.

ADB uses limits for countries, industry sectors, corporate groups, obligors, and individual transactions to manage concentration risk in the nonsovereign portfolio.

2009 Results: Nonsovereign Loan and Guarantee Portfolio. In the first quarter of 2009, ADB introduced a new credit rating system that assigns an obligor and a facility risk rating to each nonsovereign loan and guarantee. The obligor risk rating, which reflects the probability of a borrower default, is the main credit rating that ADB monitors. During 2009, ADB’s weighted average risk rating generally improved with the stabilization of the global economy and the weighted average credit rating as of year-end was 7.4 (BB) (Figure 4).

Figure 4: Nonsovereign Exposure by Credit Quality, Q4 2009

Publicly Traded Equity Portfolio: ADB’s publicly traded equity portfolio increased by 93.5% during 2009 and outperformed the MSCI Emerging Asia Index which increased by 70.4% (see Table 20).

Table 20: Publicly Traded Equity Performance As of December 31, 2009 and 2008 ($ million unless otherwise specified)
Item	2009	2008	Annual Change (%)
ADB Portfolio	461.6	238.5	93.5
MSCI Emerging Asia Index	401.7	235.8	70.4

Private Equity Portfolio: The private equity portfolio has two components: (i) direct equity investments, where ADB owns shares in investee companies; and (ii) private equity funds, where ADB has partial ownership of a private equity fund that is managed by a fund manager, who takes equity stakes in investee companies.

ADB accounts for its private equity portfolio using either the cost or equity method of accounting. To complement these methods, ADB conducted a valuation exercise of all its private equity accounts in Q2 2009 using 2008 year-end data. The direct equity portfolio had an estimated fair value of $224.6 million and an unrealized gain of $90.8 million. The weighted average internal rate of return since the investments’ disbursements was 17.0%. The private equity fund portfolio had an estimated fair value of $232.1 million and an unrealized loss of $57.0 million. The weighted average internal rate of return since the investments’ disbursements was 2.4%. The low internal rate of return for the private equity funds reflects in part the deterioration in equity values at the end of 2008.

Nonsovereign Concentrations: Nonsovereign exposure is concentrated in the People’s Republic of China (23.7%), India (16.4%), and the Philippines (7.6%). Their combined exposure increased from 41.2% in 2008 to 47.7% in 2009 (Table 21). All countries were within ADB’s nonsovereign country limits.

Table 21: Country Concentration As of December 31, 2009 and 2008
Country	2009		2008
	$ million	%	$ million	%
People’s Republic of China	796.1	23.7	472.4	17.2
India	553.3	16.4	401.2	14.6
Philippines	256.0	7.6	261.6	9.5
Viet Nam	221.3	6.6	102.2	3.7
Bangladesh	200.3	6.0	203.0	7.4
Others	1,336.9	39.7	1,313.8	47.7
Note: Percentages may not add up to 100% due to rounding.

The nonsovereign portfolio is focused on energy and finance (Table 22). ADB maintains higher exposures to these sectors because of the importance of infrastructure and the finance sector to economic development. To mitigate sector concentration, ADB conducts additional monitoring of and reporting on these sectors and employs specialists in these areas.

Table 22: Sector Concentration As of December 31, 2009 and 2008
Sector	2009		2008
	$ million	%	$ million	%
Energy	1,618.9	48.1	1,254.2	45.5
Finance	1,133.2	33.7	917.8	33.3
Investment Funds	291.5	8.7	278.6	10.1
Others	320.3	9.5	303.5	11.0
Note: Percentages may not add up to 100% due to rounding.

Expected Loss: Expected loss in the nonsovereign portfolio increased substantially in 2009. The driver of the increase was provisions on loans to and guarantees of the obligations of defaulted financial institutions.

Table 23: Nonsovereign Portfolio Expected Loss As of December 31, 2009 and 2008
Item	2009		2008
	$ million	% of NSO portfolio	$ million	% of NSO portfolio
Provision for Loan Losses	122.3	4.9	4.8	0.2
Loan Loss Reserve Requirementa	55.6	2.2	69.6	3.3
Expected Loss	177.9	7.2	74.4	3.5
Note: Figures may not add up due to rounding. NSO = Nonsovereign operations. a The loan loss reserve requirement is subject to Board of Governors’ approval during the annual meeting in May 2010.

Credit Risk in the Treasury Portfolio

Management: Default and counterparty risks are credit risks that affect the treasury portfolio. Default risk is the risk that an issuer of a debt obligation (including bonds, money market instruments, deposits, etc.) may default on its interest or principal payments. Counterparty risk is the risk that a counterparty may fail to meet its contractual obligations to ADB.

To control default and counterparty credit risk, ADB only transacts with financially sound institutions with ratings from at least two reputable public rating agencies. Moreover, the treasury portfolio is generally invested conservatively, in assets such as money market instruments and government securities. In addition, ADB has established prudent exposure limits for its corporate investments, depositary relationships, and other investments.

To mitigate counterparty credit risk arising through derivative transactions, ADB has strict counterparty eligibility criteria. In general, ADB will only undertake swap transactions with counterparties that meet the required minimum counterparty credit rating, and have executed an International Swaps and Derivatives Association Master Agreement and credit support annex. Under the credit support annex, derivative positions are marked-to-market daily and the resulting exposures are collateralized by U.S. dollar cash and U.S. Treasury securities. ADB also sets exposure limits for individual swap counterparties and monitors these limits against both current and potential exposures. The ORM utilizes daily collateral calls as needed to ensure that counterparties meet their collateral obligations.

2009 Results: The weighted average credit rating for the treasury portfolio remained constant at AA+ in 2009 (Figure 5). Investments in the portfolio that are rated 8 (BB-) are attributed to investments in ADB member country sovereign bonds.

Figure 5: Treasury Exposure by Credit Quality

At December 31, 2009, there were no fixed income instruments, derivatives, or other treasury exposures past due or impaired (nil – 2008).

Credit Risk – Deposits: ADB deposits funds only in institutions that have a minimum long-term average credit rating of A+ or short-term credit rating of A-1 and P-1. ADB maintains a watch list of institutions that it perceives as potentially riskier than their credit ratings would suggest. Moreover, the size of the deposit is limited by the counterparty’s equity and creditworthiness. Generally, depository credit risk is low, and all deposits are with institutions rated AA- or better.

Credit Risk – Fixed Income: ADB has a conservative policy toward fixed-income securities, and the credit risk is low. Low-risk sovereign and sovereign-guaranteed securities represent 85.6% of fixed-income assets. The remainder is equally divided between asset-backed and mortgage-backed securities that are rated AAA and corporate bonds that are rated at least A- (Table 24). The credit risk of mortgage-backed securities and corporate bonds has generally fallen over 2009 as global economic conditions have improved.

Table 24: Fixed Income Portfolio by Asset Class As of December 31, 2009 and 2008 ($ million)
Item	2009	2008
Government	4,092.5	4,770.7
Government Guaranteed	4,778.7	2,883.2
Government-Sponsored Enterprises and Supra-Nationals	2,084.3	4,182.8
Asset-Backed and Mortgage-Backed Securities Rated AAA	855.3	761.9
Corporations	983.1	1,498.9
Total	12,794.0	14,097.5
Note: Figures may not add to total due to rounding.

Credit Risk – Derivatives: Derivative counterparty credit risk is low. All swap counterparties are rated at least A-. The current exposure to counterparties rated A- through A+ are fully collateralized while the uncollateralized exposure to those rated AA- and above are subjected to specified thresholds. As of the end of December 2009, only 52% of the marked-to-market exposure is collateralized given the high credit quality of the derivatives counterparties.

Concentration: At the end of 2009, treasury credit risk exposure was allocated across 26 countries with the largest exposure in the U.S. (Table 25).

Table 25: Country Concentration As of December 31, 2009 and 2008
Sector	2009		2008
	$ million	%	$ million	%
United States	5,123.6	31.8	5,261.1	30.9
Japan	3,107.4	19.3	1,906.8	11.2
Australia	1,951.8	12.1	1,072.4	6.3
Germany	1,382.3	8.6	1,412.7	8.3
United Kingdom	722.4	4.5	1,928.2	11.3
France	676.4	4.2	1,434.6	8.4
Canada	642.7	4.0	385.8	2.3
Others	2,485.6	15.4	3,600.9	21.2
Note: Percentages may not add up to 100% due to rounding.

Market Risk

Management: Market risk is the risk of loss on financial instruments due to changes in market prices. ADB principally faces three forms of market risk: equity price risk, which is discussed above with the nonsovereign portfolio, and interest rate and foreign exchange risk, which are discussed below.

Interest Rate: Interest rate risk in the operations portfolio is fully hedged as the basis for borrowers’ interest payments is matched to ADB’s borrowing expenses. Therefore, the borrower must assume or hedge the risk of fluctuating interest rates whereas ADB’s margins remain largely constant.

ADB is primarily exposed to interest rate risk through the treasury portfolio. ADB monitors and manages interest rate risks in the treasury portfolio by employing various quantitative methods. It marks all positions to market, monitors interest rate risk metrics, and employs stress testing and scenario analysis.

ADB uses duration and interest rate value-at-risk (VaR) to measure interest rate risk in the treasury portfolio. Duration is the estimated percentage change in the portfolio’s value in response to a 1% parallel change in interest rates. Interest rate VaR is a measure of possible loss at a given confidence level in a given timeframe due to changes in interest rates. ADB uses a 95% confidence level and a one-year time horizon. In other words, ADB would expect to lose at least this amount once every 20 years due to fluctuations in interest rates. Unlike duration, which ADB uses to measure interest rate risk across the treasury portfolio, ADB only uses VaR for the PLP, which is the most exposed to interest rate risk.

Foreign Exchange: ADB ensures that its operations have minimal exposure to exchange rate risk. In both the operations and treasury portfolios, ADB is required to match its loans and investments to the same currencies as its funding. Borrowed funds or funds to be invested may only be converted into other currencies provided that they are fully hedged through cross currency swaps or forward exchange agreements. Given its multicurrency operations, however, ADB is exposed to fluctuations in reported U.S. dollar results due to currency translation adjustments.

2009 Results: The PLP accounts for 72% of ADB’s ordinary capital resources while major currencies account for 95% of the PLP. Major currencies include the U.S. dollar, Japanese yen, euro, pounds sterling, Australian dollar, and Canadian dollar.

Value-at-Risk: Aggregate VaR, which includes interest rate and foreign exchange risk, decreased from 8.7% in 2008 to 5.3% in 2009. This VaR means that there is a 5% probability that the portfolio will lose more than 5.3% ($517.1 million) of its value over the next year. These potential loss estimates decreased in 2009 as currency markets stabilized and as the average maturity of ADB’s treasury investments decreased.

Duration: The interest rate sensitivity, as reflected in its weighted portfolio duration, went unchanged in 2009 at 2.3 years.

Stress Testing: ADB measures how sensitive the major currencies of the PLP are to interest rate changes. If interest rates were to rise 2%, the PLP portfolio would be expected to lose 4.21% ($412.8 million). This estimated loss is slightly less than for 2008 because the average maturity of ADB’s investments have decreased. ADB also uses scenario analysis to assess how the PLP would respond to significant changes in market factors, such as those that have occurred in the past. Because of the high quality of ADB’s investments, scenario analysis suggests that the treasury portfolio would appreciate during most stressed scenarios as demand for highly rated securities increases.

Liquidity Risk

Liquidity risk can arise if ADB is unable to raise funds to meet its financial and operational commitments. ADB maintains prudential liquidity to safeguard against liquidity shortfall in case ADB’s access to the capital market is temporarily denied. The liquidity levels and cash requirements are monitored on an ongoing basis and reported to the Board of Directors quarterly.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. ADB is exposed to many types of operational risk, which it mitigates through sound internal controls. ADB has a rigorous process for approving transactions to minimize errors in the lending function. ADB has also strengthened business continuity, and particularly information technology, to reduce the impact of disruptions.

Capital Adequacy

ADB’s most significant risk is if a large proportion of its loan portfolio defaulted. Credit risk is measured in both terms of expected and unexpected losses. For expected losses, ADB holds loan loss reserves. For unexpected losses, ADB relies on its income-generating capacity and capital, which is a financial institution’s ultimate protection against unexpected losses that may arise from credit and other risks.

ADB principally uses stress testing to assess the capacity of its capital to absorb unexpected losses. The framework has two objectives. First, it measures ADB’s ability to absorb income losses due to a credit shock. In doing so, ADB reduces the probability that it would have to rely on shareholder support such as additional paid-in capital or a capital call. As a result, ADB not only protects its shareholders but also supports its AAA credit rating, which reduces ADB’s borrowing costs and consequently its lending rates.

Second, the framework evaluates ADB’s ability to generate sufficient income to support loan growth subsequent to the credit shock. As a development institution, ADB’s mandate becomes all the more important during a financial crisis when some developing member countries may find their access to capital markets limited. This second requirement ensures that ADB will have the capacity to lend under such adverse conditions.

For the stress test, ADB generates thousands of potential portfolio scenarios and imposes credit shocks that are large enough to account for 99% of those scenarios. ADB then assesses the impact of these shocks on its capital by modeling the ratio of equity to loans over the next 10 years. Throughout 2009, the stress test indicated that ADB had adequate capital to absorb the losses of a severe credit shock and to continue its development lending.

Asset and Liability Management

The objectives of asset and liability management for ADB are to safeguard ADB’s net worth and overall capital adequacy, promote steady growth in ADB’s risk-bearing capacity, and define sound financial policies to undertake acceptable levels of financial risks to provide resources for developmental lending purposes at the lowest and most stable funding cost to the borrowers along with the most reasonable lending terms, while safeguarding ADB’s financial strength. The asset and liability management safeguards net worth from foreign exchange rate risks, protects net interest margin from fluctuation in interest rates, and provides sufficient liquidity to meet ADB’s operations. ADB also adheres to a cost pass-through pricing policy for its loans to sovereign borrowers, and allocates the most cost-efficient borrowings to fund these loans. ADB’s asset and liability management objectives and practices were clarified and formalized in 2006 through the comprehensive asset and liability management policy framework approved by the Board of Directors. The framework has formalized the guiding principles for managing ordinary capital resources financial assets and liabilities, and provided the governing framework to guide all asset and liability management–related financial policies, including liquidity, investments, equity management, and capital adequacy.

CONTRACTUAL OBLIGATIONS

In the normal course of business, ADB enters into various contractual obligations that may require future cash payments. Table 26 summarizes ADB’s significant contractual cash obligations at December 31, 2009 and 2008. Long-term debt includes direct medium- and long-term borrowings excluding swaps but does not include any adjustment for unamortized premiums, discounts, or effects of applying ASC 815. Other long-term liabilities correspond to accrued liabilities including those for pension and postretirement medical benefits.

Table 26: Contractual Cash Obligations
as of December 31
($ million)
	2009	2008
Long-Term Debt	$42,713	$35,714
Undisbursed Loan Commitments	22,878	20,649
Undisbursed Equity Investment Commitments	433	276
Guarantee Commitments	1,972	1,773
Other Long-Term Liabilities	749	713
Total	$68,745	$59,123

Note: Figures may not add up due to rounding.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In line with global best practices on corporate governance, ADB’s management carried out an evaluation of the adequacy and effectiveness of internal control over financial reporting using criteria established in Internal Control – Integrated Framework issued by the Committee of the Sponsoring Organization of the Treadway Commission. The evaluation includes test of key controls over financial reporting, and ADB’s external auditors concurred that ADB maintained effective internal control over financial reporting for 2009.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting policies are described in Note B of Appendix VIII of the Financial Statements. As disclosed in the financial statements, Management estimates the fair value of financial instruments. Estimates by their nature are based on judgment and available information; therefore, actual results may differ from those estimates and might have a material impact on the Financial Statements.

Fair Value of Financial Instruments: Under statutory reporting, ADB carries its financial instruments and derivatives, as defined by ASC 815 on a fair value basis. These financial instruments include embedded derivatives that are valued and accounted for in the balance sheet as a whole. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating readily observable market data and require judgment and estimates.

The pricing models used for determining fair values of ADB’s financial instruments are based on discounted expected cash flows using observable market data. ADB reviews the pricing models to assess the appropriateness of assumptions to reasonably reflect the valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs such as interest rates, exchange rates, and option volatilities. Selection of these inputs may involve some judgment and may impact net income. ADB believes that the estimates of fair values are reasonable.

The Financial Accounting Standards Board issued Fair Value Measurements and Disclosures (ASC 820), in September 2006, and Financial Instruments (ASC 825), in February 2007. ASC 820 emphasizes the definition and methods for measuring fair value, and expands disclosure requirements for financial reporting purposes, while ASC 825 expands the scope of financial instruments that may be carried at fair value. These are discussed in more detail in Appendix VIII of the Financial Statements, Note B.

Provision for Loan Losses and Loan Loss Reserves: In 2006, the Board approved the revision of the loan loss provisioning methodology for ADB’s nonsovereign operations to a risk-based model. Provision against loan losses for impaired loans reflects Management’s judgment and estimate of the present value of expected future cash flows discounted at the loan’s effective interest rate. ADB considers a loan as impaired when, based on current information and events, it is probable that ADB will be unable to collect all the amounts due according to the loan’s contractual terms. The provisioning estimate is done quarterly by the ORM.

ADB uses an internal risk rating system to estimate expected loss for unimpaired loans. The probability of default is based on its past loan loss experience and various tools available in the market. A loan loss reserve is established in the equity section for the expected losses as an allocation of net income subject to the approval of the Board of Governors.

ALLOCATION OF ORDINARY CAPITAL RESOURCES
NET INCOME AND AUDIT FEES

Allocation of Ordinary Capital Resources Net Income

ADB reviews the medium-term financial planning and adequacy of ADB’s equity capital annually. Based on this review, the Board of Governors approves the allocation of previous year’s net income to reserves and/or surplus. In addition, to the extent feasible, it transfers part of the net income to other Special Funds to support development activities in its developing member countries. In May 2009, the Board of Governors approved the allocation of 2008 net income of $1,129.5 million, including $10.0 million previously recorded as technical assistance for commitment related to Java Reconstruction Fund and after appropriation of guarantee fees to special reserve, as follows: (i) $427.0 million representing unrealized gains from ASC 815 and ASC 825-10 adjustments and equity investments accounted for under the equity method, to the cumulative revaluation adjustments account; (ii) $298.1 million to loan loss reserve; (iii) $261.4 million to ordinary reserve; (iv) $120.0 million to the Asian Development Fund; and (v) $23.0 million to the Technical Assistance Special Fund.

Audit Fees

Deloitte & Touche LLP, Singapore (D&T), was selected by the Board of Directors on December 5, 2008 to serve as ADB’s independent auditors for financial years 2009 to 2012 subsequent to a competitive bidding process. In 2009, ADB incurred $1.080 million in professional fees for audit services of D&T and $79.5 thousand for non-audit services of other D&T offices worldwide pertaining to ADB’s staff consulting services. No services for technical assistance projects and for financial information systems design and implementation were rendered by D&T to ADB during 2009.

D&T also provided audit services to the ADB Institute, an organization affiliated with ADB, for which an amount of $21,005 was incurred.

ADB’s Audit Committee is satisfied that D&T’s provision of non-audit services does not compromise D&T’s independence.

SPECIAL OPERATIONS

ADB is authorized under the Charter to establish and administer Special Funds, the resources of which may be used in its special operations for granting technical assistance and making loans with longer maturities, longer grace periods and lower interest rates than those established for ordinary operations loans. Projects financed from Special Funds are selected, appraised and administered in the same manner as projects financed from ordinary capital resources. As of December 31, 2009, Special Funds consist of the Asian Development Fund; the Technical Assistance Special Fund; the Japan Special Fund; the ADB Institute Special Fund; the Asian Tsunami Fund; the Pakistan Earthquake Fund; the Regional Cooperation and Integration Fund; the Climate Change Fund and the Asia Pacific Disaster Response Fund. Financial statements for each fund are prepared in accordance with U.S. GAAP except for the special purpose financial statements for the Asian Development Fund, which are prepared in accordance with ADF Regulations. In addition to ordinary capital resources and Special Funds, ADB also manages and administers various trust funds such as the Japan Scholarship Program, the Japan Fund for Poverty Reduction, and grant cofinancing activities. These funds do not form part of ADB’s own resources.

The resources of such Special Funds include voluntary contributions made by members, income on Special Funds loans, income earned by investment of undisbursed Special Funds resources, amounts of unimpaired paid-in capital set aside to Special Funds by the Board of Governors (limited by the Charter to 10% of the unimpaired paid-in capital; see Funding Resources - Paid-in Capital) and, in the case of the Technical Assistance Special Fund, the Asian Tsunami Fund, the Asian Development Fund, the Regional Cooperation and Integration Fund and the Climate Change Fund, ordinary capital resources net income or surplus transferred to such funds by the Board of Governors.

Under the Charter, Special Funds resources must at all times be held and used entirely separately from the ordinary capital resources of ADB. The Charter provides that the financial statements of ADB shall show the ordinary operations and special operations separately and that the ordinary capital resources of ADB may in no circumstances be used to discharge losses or liabilities arising out of special operations or other activities for which Special Funds resources were originally used or committed. Expenses of ADB directly pertaining to special operations are charged to Special Funds resources, and administrative expenditures of ADB are allocated between ordinary capital resources and the Asian Development Fund in proportion to the relative volume of operational activities under ordinary capital resources and the fund (see Appendix VIII of the Financial Statements, Note M).

Asian Development Fund

The Asian Development Fund (ADF) is ADB’s concessional financing window for developing member countries with low per capita gross national product and limited debt repayment capacity. It is the only multilateral source of concessional assistance dedicated exclusively to reducing poverty and to improving the quality of life in the region. Thirty-two donor members (regional and nonregional) have contributed to the fund. Cofinancing with bilateral and multilateral development partners complements ADB’s ADF resources.

In August 2008, the Board of Governors adopted a resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the Technical Assistance Special Fund (TASF). This became effective on June 16, 2009. The resolution provides for a substantial replenishment of the ADF to finance ADB’s concessional program for the four-year period beginning January 2009, and for a replenishment of the TASF in conjunction with the ADF replenishment, to finance technical assistance operations under the TASF. In June 2009, the Board of Directors approved an additional $400 million assistance for ADF-only countries. Total replenishment size is SDR7.4 billion ($11.8 billion), consisting of SDR7.2 billion for ADF X and SDR0.2 billion for TASF. About 37% of the replenishment will be financed from new donor contributions amounting to SDR2.7 billion ($4.2 billion equivalent).

Currency Management

Effective January 1, 2006, the new currency management framework for the ADF, which was approved by the Board of Directors in October 2005, was implemented. Under this new framework, the practice of managing the ADF resources in as many as 15 currencies was discontinued, and an approach based on special drawing rights (SDR) basket of currencies was introduced. The ADF donor contributions and loan reflows received in currencies that do not constitute SDR are immediately converted into one of the SDR currencies in order to maintain an SDR-based liquidity portfolio. In addition, borrower’s obligations under new ADF loans are now determined in SDR.

Loan Conversion

Starting 2008, ADB offered a full-fledged SDR approach to the ADF legacy loans by providing the ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions will be treated as new loans redenominated in SDR. The conversion will shorten the time horizon to achieve the full benefits, reduce exchange rate volatility associated with legacy ADF loans, and provide a consistent debt portfolio management framework across peer multilateral banks and all ADF loans. As of December 31, 2009, 17 out of 30 ADF borrowing countries have signified their agreement to the conversion, and the outstanding balance of their SDR-converted loans amounts to equivalent $14.3 billion equivalent.

Revised Framework for Grants and Hard-Term Facility

In September 2007, the Board of Directors approved a revised ADF grant framework which limits grants eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility will have a fixed interest rate of 150 basis points below the weighted average of the 10-year fixed swap rates of the SDR component currencies plus the ordinary capital resources lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. In general, countries classified by ADB as blend countries with per capita income not exceeding the International Development Association operational cutoff for more than two consecutive years and with an active ordinary capital resources lending program are eligible to borrow from this new facility. The interest rate will be reset every January. The rate will apply to all hard-term loans approved that year and will be fixed for the life of the loan. For hard-term ADF loans approved in 2009, the interest rate was set at 1.6%. Five loans were approved under this new facility in 2009.

Liquidity Management

Starting 2008, the liquidity assets of the ADF are managed under two tranches to allow for the optimal use of financial resources. The main objective of the first tranche is to ensure that adequate liquidity is available to meet the expected cash requirements. The second tranche comprises the prudential minimum liquidity to be held to meet unexpected demands and any usable liquidity for future commitments. This approach ensures that liquidity is managed in a transparent and efficient manner.

Loans and Grants

In 2009, 45 ADF loans totaling $2.2 billion were approved compared with 36 loans totaling $1.8 billion in 2008. Disbursements during 2009 totaled $2.2 billion, an increase of 7.7% from $2.0 billion in 2008. At the end of 2009, cumulative disbursements from ADF resources were $29.3 billion. Loan repayments during 2009 amounted to $845.4 million. At the end of 2009, outstanding ADF loans amounted to $28.0 billion.

At the end of 2009, 28 sovereign loans to Myanmar with total principal outstanding of $560.2 million were in non-accrual status representing about 2.0% of the total outstanding ADF loans.

The ADF investment portfolio amounted to $5.7 billion at December 31, 2009 compared with $6.3 billion in 2008. About 34% of the portfolio was invested in bank deposits, and 66% was invested in fixed income securities. The annualized rate of return on ADF investments including unrealized gains and losses was 2.4% (5.2% in 2008).

With the introduction of grant financing in the eighth replenishment of the ADF, 27 grants (27 in 2008) were approved in 2009 totaling $911.3 million ($707.4 million in 2008), while 32 grants (27 in 2008) totaling $952.5 million ($539.8 million in 2008) became effective, net of $5.0 million (none in 2008) write back of undisbursed commitments for completed grant projects.

In 2009, $140.3 million external sources were mobilized in official loan cofinancing for seven loan projects totaling $279.5 million.

Heavily Indebted Poor Countries (HIPC) Debt Relief. In line with requests by ADF donors for ADB’s participation in the HIPC debt relief initiative, on April 7, 2008, the Board of Governors authorized ADB to participate in the HIPC debt relief initiative, and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan’s ADF debt to be forgiven and charged against ADF income is $81.5 million.

The HIPC Initiative was launched in 1996 by the International Development Association and International Monetary Fund to reduce the excessive debt burden faced by the world’s poorest countries. A “sunset clause” was stipulated to prevent the HIPC debt relief from becoming a permanent facility, minimize moral hazard and encourage early adoption of reform programs. This has been extended several times with the latest “sunset clause” being end-2006 with a “ring-fence” of its application to countries satisfying the income and indebtedness criteria using end-2004 data. Thus far, Afghanistan is the only ADF borrower that has qualified for HIPC debt relief. While there are other ADF borrowers that have met the HIPC indebtedness criteria, it is not possible to currently estimate whether these countries will qualify for HIPC debt relief.

Under the policy, upon approval of debt relief for a country by the Board of Directors, the principal component of the estimated debt relief costs will be recorded as a reduction of the disbursed and outstanding loans on a provisional basis and charged against ADF income. The Boards of the International Development Association and International Monetary Fund will decide when a country has satisfied the conditions for reaching the completion point. Upon reaching the completion point, the debt relief will become irrevocable. The accumulated provision for HIPC debt relief will be reduced when debt relief is provided on the loan service payment date. As of December 31, 2009, a provision of $1.5 million has been written off under this arrangement, bringing the balance to $80.0 million.

Technical Assistance Special Fund

The TASF is an important source of grant financing for ADB’s technical assistance operations. In August 2008, the Board of Governors adopted a resolution providing for ADF X and the fourth regularized replenishment of the TASF. Considering the estimated demand for resources and the availability of funds from other sources, the donors agreed to contribute 3% of the total replenishment size as the fourth replenishment of the TASF. The replenishment will cover the 4-year period from 2009 to 2012.

As of December 31, 2009, 26 donors committed a total of $288.0 million to the TASF, as part of the ADF X and the fourth regularized replenishment of the TASF. Of the total commitment, $70.9 million has been received.

During 2009, India made a direct voluntary contribution amounting to $0.2 million. In addition, $23.0 million was allocated to the TASF as part of the 2008 ordinary capital resources net income allocation, and a total of $288.0 million of the fourth regularized replenishment was committed to the TASF. At the end of 2009, total TASF resources amounted to $1,716.2 million, of which $1,393.5 million was committed, leaving an uncommitted balance of $322.7 million.

Technical assistance commitments (approved and effective) increased from $108.2 million in 2008 to $117.2 million in 2009 for 174 technical assistance projects that were made effective during the year, net of $13.3 million ($15.6 million in 2008) write back of undisbursed commitments for completed and cancelled technical assistance projects.

Undisbursed commitments for technical assistance increased to $258.9 million as of December 31, 2009 ($222.7 million as of December 31, 2008). The TASF financed 51.2% of all technical assistance activities approved in 2009.

As of December 31, 2009, the total investment portfolio of the TASF, including securities purchased under resale arrangement, amounted to $328.1 million, higher than the $295.7 million as of the end of 2008. Despite a higher investment portfolio in 2009, total revenue from investments decreased to $2.5 million, from $10.9 million during the same period in 2008, due mainly to the historically low interest rate environment.

Japan Special Fund

The Japan Special Fund (JSF) was established in 1988 to help developing member countries of ADB restructure their economies and broaden the scope of opportunities for new investments, mainly through technical assistance operations.

As of December 31, 2009, Japan’s cumulative contribution to the fund since its inception in 1988 amounted to ¥112.9 billion (about $973.7 million equivalent) comprising regular contributions of ¥94.8 billion ($822.9 million equivalent) and supplementary contributions of ¥18.1 billion ($150.8 million equivalent). The uncommitted balance, including approved technical assistance, as of December 31, 2009 was $40.0 million.

The technical assistance grants financed by JSF continued to support ADB operations aimed at reducing poverty. In 2009, 42 technical assistance projects totaling $41.6 million were approved, and 38 projects totaling $42.3 million became effective. The balance of undisbursed commitments as of December 31, 2009 amounted to $94.1 million compared with $95.8 million as of December 31, 2008.

In 2009, the JSF financed 16% of the total amount of technical assistance that ADB approved, including 28% of the total amount of project preparatory technical assistance during the year.

As of December 31, 2009, the total investment portfolio of the JSF amounted to $158.5 million, lower than the balance of $198.9 million as of December 31, 2008. With the low interest rate environment, revenue from investments decreased from $6.5 million in 2008 to $1.3 million in 2009.

ADB Institute Special Fund

The ADB Institute was established in 1996 as a subsidiary body of ADB, whose objectives are the identification of effective development strategies and capacity improvements for sound development management in developing member countries.

The costs for operating the ADB Institute are met from the ADB Institute Special Fund which is administered by ADB in accordance with the Statute of ADB Institute. In 2009, Japan committed its 14th contribution amounting to ¥0.74 billion ($8.0 million equivalent), which was reported as Due from Contributors.

As of December 31, 2009, cumulative contributions committed amounted to ¥17.2 billion (about $149.3 million equivalent) excluding translation adjustments. Of the total contributions received, $142.2 million had been used by the end of the year mainly for research and capacity-building activities including organizing symposia, forums, and trainings; preparing research reports, publications, and websites; and for associated administrative expenses. The balance of net current assets (excluding property, furniture, and equipment) available for future projects and programs was about $7.1 million.

Asian Tsunami Fund

The Asian Tsunami Fund (ATF) was established on February 11, 2005 in response to the special circumstances surrounding the developing member countries that were stricken by the effects of the tsunami on December 26, 2004.

ADB contributed $600 million to the ATF, of which $50 million unutilized funds were transferred back to ordinary capital resources ($40 million in November 2005 and $10 million in June 2006) and $40 million was transferred to the Asia Pacific Disaster Response Fund in May 2009. In addition, Australia contributed $3.8 million, and Luxembourg, $1.0 million. As of December 31, 2009, total resources of the ATF amounted to $586.8 million, $582.3 million of which has been utilized, leaving an uncommitted balance of $4.5 million ($46.4 million as of December 31, 2008).

No technical assistance or grants were approved or made effective during 2009. The balance of undisbursed commitments as of December 31, 2009 amounted to $116.8 million, compared with $248.3 million as of the end of 2008.

As of December 31, 2009, the investment portfolio of the ATF amounted to $97.9 million ($251.3 million as of December 31, 2008). With a smaller portfolio and lower yield on U.S. dollar placements, a lower amount of income of $1.2 million was generated in 2009 compared to $9.1 million in 2008.

Pakistan Earthquake Fund

The Pakistan Earthquake Fund (PEF) was established in November 2005 in response to the special needs of Pakistan subsequent to the earthquake on October 8, 2005. The PEF serves as a dedicated fund to deliver emergency grant financing for investment projects and technical assistance to support immediate reconstruction, rehabilitation and associated development activities.

ADB contributed $80 million to the PEF. In addition, Australia, Belgium, Finland and Norway contributed $15.0 million, $14.3 million, $12.3 million, and $20.0 million, respectively. As of December 31, 2009, the total resources of the PEF amounted to $143.9 million, $140.6 million of which has been utilized, leaving an uncommitted balance of $3.3 million ($2.2 million as of December 31, 2008).

The contributions of Belgium and Norway were in the form of debt-for-development swap agreements. The agreements involved the conversion of Pakistan’s loan service payments to the two countries for their loans to Pakistan of up to €9.9 million and $20.0 million, respectively, into Belgium’s and Norway’s contributions to the PEF. Belgium’s contributions were made in three equal installments of €3.3 million from 2007 to 2008, while Norway’s contributions were undertaken in four equal installments of $5.0 million in 2006 to 2008.

No technical assistance or grants were approved or made effective during 2009. The balance of undisbursed commitments as of December 31, 2009 amounted to $49.4 million, compared with $66.2 million as of the end of 2008.

As of December 31, 2009, the investment portfolio of the PEF amounted to $49.2 million ($61.3 million as of December 31, 2008). The smaller size of the portfolio saw revenues decrease to $2.2 million from $3.1 million in 2008.

Regional Cooperation and Integration Fund

The Regional Cooperation and Integration Fund (RCIF) was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB’s member countries in the region. Its main objective is to improve regional cooperation and integration (RCI) in the region by facilitating the pooling and provision of additional financial and knowledge resources to support RCI activities.

ADB contributed $40 million to the RCIF as part of the 2006 ordinary capital resources net income allocation. As of December 31, 2009, total resources of the RCIF amounted to $42.9 million, $30.4 million of which has been utilized, leaving an uncommitted balance of $12.5 million ($24.6 million as of December 31, 2008).

In 2009, 12 technical assistance and one supplementary approval totaling $12.1 million became effective (13 technical assistance totaling $10.5 million in 2008). The balance of undisbursed commitments as of December 31, 2009 amounted to $23.1 million, compared with $16.6 million as of the end of 2008.

As of December 31, 2009, the investment portfolio of the RCIF amounted to $34.9 million ($39.3 million as of December 31, 2008). Revenue from investments for 2009 was $0.4 million ($1.2 million for 2008), reflecting the low interest rate environment.

Climate Change Fund

The Climate Change Fund (CCF) was established in April 2008 to facilitate greater investments in developing member countries to address the causes and consequences of climate change alongside ADB’s own assistance in various related sectors. ADB provided the initial contribution of $40.0 million in May 2008, as part of the 2007 ordinary capital resources net income allocation. As of December 31, 2009, total resources of the CCF amounted to $40.9 million, $14.2 million of which has been utilized, leaving an uncommitted balance of $26.7 million ($37.4 million as of December 31, 2008).

In 2009, 12 technical assistance and grants amounting to $10.7 million (one technical assistance amounting to $3.0 million – 2008) were approved and became effective. The balance of undisbursed commitments as of December 31, 2009 amounted to $13.0 million, compared with $3.0 million as of the end of 2008.

As of December 31, 2009, the investment portfolio of the CCF amounted to $39.2 million ($38.9 million as of December 31, 2008), providing $0.4 million of revenue for 2009.

Asia Pacific Disaster Response Fund

The Asia Pacific Disaster Response Fund (APDRF) was established on April 1, 2009, to provide, in a timely fashion, incremental grant resources to developing member countries affected by a natural disaster.

The initial funds of $40.0 million were transferred from the ATF in May 2009. With accumulated income from investment and other sources of $0.1 million, total resources of the APDRF as of December 31, 2009 amounted to $40.1 million, $7.0 million of which has been utilized, leaving an uncommitted balance of $33.1 million.

Three grants were approved in 2009. The balance of undisbursed commitments as of December 31, 2009 amounted to $7.0 million.

As of December 31, 2009, the investment portfolio of the APDRF amounted to $29.6 million, providing $0.1 million revenue for the period.

Trust Funds Managed by ADB

Japan Scholarship Program

The Japan Scholarship Program (JSP), funded by the Government of Japan, was established in 1988 to provide opportunities for well-qualified citizens of developing member countries to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected educational institutions in the region.

Currently, 20 institutions in 10 countries participate in the JSP. Between 1988 and 2009, Japan contributed $107.5 million. A total of 2,551 scholarships have been awarded to recipients from 35 member countries. Of the total, 2,216 have already completed their courses. Women have received 878 scholarships. An average of 158 scholarships has been awarded each year.

Japan Fund for Poverty Reduction

The Government of Japan established the Japan Fund for Poverty Reduction (JFPR) in May 2000 to support poverty reduction and related social development activities that can add substantive value to projects financed by ADB. To date, the JFPR has received $392.9 million in total contributions and 132 grant proposals equivalent to $335.6 million have been approved. A total of 16 projects valued at $35.3 million were approved in 2009.

During the Annual Meeting held in May 2009, Japan announced that it would make available $100 million from the JFPR to support projects and technical assistance that will address the effects of the financial crisis. On October 6, 2009, the Board of Directors approved the revised operating framework for the JFPR, combining Japan’s project grant and technical assistance support under one umbrella, and paving the way for a more comprehensive approach to the use of these funds toward addressing poverty, building up human resources, and empowering institutions and communities in the region. This positions the JFPR as the primary vehicle for Japan’s technical and grant assistance.

Grant Cofinancing Activities

Trust funds and project-specific grants are key instruments to mobilize and channel grants from external sources to finance technical assistance and components of investment projects. They play an important role in complementing ADB’s own resources to meet capacity development and other specific demands from developing member countries. Multilateral, bilateral, and private sector partners have contributed about $3.0 billion in grants to ADB operations. In 2009, there was a total of $218.2 million in grant cofinancing for ADB-approved projects comprising $64.1 million for 86 technical assistance projects and $154.1 million for grant components of 23 investment projects.

By the end of 2009, 37 trust funds were under active administration by ADB comprising 22 single-donor, 13 multidonor, and two multilateral donor trust funds to finance activities in various sectors or for specific themes, including poverty reduction, governance, gender and development, managing for development results, HIV/AIDS, water, climate, energy, education, information and communication technology, and trade and finance.

Initially, trust funds were established through donor-specific channel financing agreements, for a wide range of sectors, focused primarily on financing technical assistance operations. More recently, in support of the priority sectors under Strategy 2020 and consistent with ADB’s financing partnership strategy and harmonization efforts, ADB has established trust funds based on common agreements with development partners and financing through instruments of contribution. These are established under an umbrella facility of sector- and theme-focused financing partnership, and finance technical assistance and grant components of investment projects. Currently, four financing partnership facilities support projects in water, clean energy, regional cooperation and integration, and urban development financing.

In 2009, commitments to new trust funds totaled $126.0 million. In July, ADB and the Global Carbon Capture and Storage Institute based in Canberra, Australia signed an agreement to establish the Carbon Capture and Storage Fund under the Clean Energy Financing Partnership Facility. Under this agreement, the Global Carbon Capture and Storage Institute provided about $17.2 million to support the capture and storage of rising levels of carbon emissions in Asia. In November, the United Kingdom signed with ADB and contributed about $23.0 million for a new 5-year (2009–2013) strategic partnership to fight poverty in India. The Urban Financing Partnership Facility was established by ADB in December and under this, the multi-donor Urban Environmental Infrastructure Fund was established in which Sweden committed a total of approximately $13.8 million in grants and a guarantee facility of about $72.0 million. In addition, the establishment of and administration by ADB of the ADB Clean Technology Fund and ADB Strategic Climate Fund was approved through which about $700 million from the Climate Investment Funds, established by 13 donor countries with the World Bank as trustee, will be transferred.

In 2009, a total of $70.3 million was mobilized in new contributions and replenishments to existing funds from Australia, Japan, Luxembourg, and Spain. In addition, Belgium, Finland, the Republic of Korea and Sweden were the first contributors to the Future Carbon Fund,6 each committing $20 million.

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6
Established by ADB in 2008 to provide a new source of financing for projects undertaken by developing member countries that support and encourage energy efficiency and renewable energy projects and other projects with long-term greenhouse gas abatement benefits beyond 2012.

GOVERNANCE

The Board of Directors has established an Audit Committee, a Budget Review Committee, a Compliance Review Committee, a Development Effectiveness Committee and an Ethics Committee.

Audit Committee

The Audit Committee was established to assist the Board of Directors in carrying out its responsibilities as they relate to ADB’s financial reporting and audits, including internal controls. The Audit Committee consists of not more than six members of the Board of Directors. The Chair and other members are appointed by the President in consultation with the Board of Directors.

The Audit Committee shall assess in its annual report its work and evaluate its performance annually relative to the Audit Committee’s purpose and responsibilities outlined in the Terms of Reference of the Audit Committee. The Audit Committee has an oversight function regarding current areas of financial risk and how these are being managed and must satisfy itself that ADB’s financial reporting and audits, including internal controls, are adequate and efficient.

Budget Review Committee

The Budget Review Committee was established to enhance the effectiveness of the Board of Directors in discharging its responsibilities in connection with the approval of the annual administrative budget. The Budget Review Committee consists of not more than six members of the Board of Directors, who may be Directors or Alternate Directors, appointed by the President in consultation with the Board of Directors. The President designates one member as Chair.

The Budget Review Committee reviews the proposed annual administrative budget, taking into account the mid-year review of the current administrative budget, and reports them to the Board of Directors. It also considers any other aspects of the administrative budget as the President may request and reports them to the Board of Directors.

Compliance Review Committee

The Compliance Review Committee was established under ADB’s accountability mechanism. The Compliance Review Committee clears the Compliance Review Panel’s proposed terms of reference and time frame for conducting compliance reviews, and reviews the panel’s draft monitoring reports on implementation of remedial actions approved by the Board of Directors before the panel finalizes them.

Development Effectiveness Committee

The Development Effectiveness Committee was established to assist the Board of Directors in carrying out its responsibility of ensuring that ADB’s programs and activities achieve development effectiveness. Development effectiveness is assessed through ADB’s operations evaluation. The Development Effectiveness Committee focuses increasingly on broader evaluations at the country, sector, thematic, and policy levels. The Development Effectiveness Committee consists of not more than six members of the Board of Directors. The President appoints the members of the Development Effectiveness Committee, in consultation with the Board of Directors, and designates one of them as the Chairperson.

The Development Effectiveness Committee is expected to satisfy itself that ADB’s operations evaluation activities are adequate and efficient. In this regard, the specific responsibilities that the Development Effectiveness Committee carries out on behalf of the Board of Directors are as follows: (i) review the annual work program of ADB’s Operations Evaluation Office (OED); (ii) review OED’s reports and the action taken by ADB on them; (iii) report to the Board of Directors on selected high-priority evaluation issues, if any, that have a significant bearing on the relevance, efficiency and effectiveness of ADB, and make recommendations on such issues; (iv) monitor and report to the Board of Directors on the implementation of its decisions; (v) review the annual programs for the preparation of project completion reports and technical assistance completion reports; and (vi) review the semiannual report on loan and technical assistance portfolio performance.

Ethics Committee

The Ethics Committee was created to address matters of ethics that may arise under the Code of Conduct adopted by the Board of Directors in September 2006. The provisions of the Code of Conduct apply to all members of the Board of Directors (executive directors, alternate executive directors, and temporary alternate directors) and to the President. The Ethics Committee consists of five Directors and/or Alternate Directors. When appointing committee members and the Chair, the President will seek to ascertain and abide by the consensus of the Board of Directors.

The Ethics Committee is responsible for advising executive directors, alternate executive directors, or the President when they request guidance on actual or potential conflicts of interest or other ethical issues concerning themselves. The Ethics Committee also considers any allegations of misconduct against executive directors, alternate executive directors, or the President that relate to the performance of their duties. It recommends appropriate action to the Board of Directors.

ADMINISTRATION

The Charter provides that ADB shall have a Board of Governors, a Board of Directors, a President, one or more Vice-Presidents and such other officers and staff as may be considered necessary. All the powers of ADB are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member. The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors.

The responsibility for the direction of the general operations of ADB rests with the Board of Directors, the members of which serve full-time at ADB’s principal office. The Board of Directors has 12 members, of whom eight are elected by the Governors representing regional members and four are elected by the Governors representing non-regional members. The Board of Governors has delegated to the Board of Directors all its powers except those whose delegation is expressly prohibited by the Charter. Each Executive Director is entitled to cast the number of votes that counted toward his or her election, which votes need not be cast as a unit. Executive Directors hold office for a term of two years and may be reelected. Each Executive Director appoints an Alternate Executive Director to act in such Executive Director’s absence.

Matters before the Board of Governors or the Board of Directors are decided by a majority of the total voting power of the members represented at the meeting, except in certain cases provided in the Charter in which a higher percentage is required.

The President, who must be a national of a regional member country, is elected by the Board of Governors. The President is elected for a five-year term and may be reelected. The President is the Chairman of the Board of Directors but has no vote except a deciding vote in the case of an equal division of votes. The President, while holding office, may not be a Governor or an Executive Director, or an Alternate for either. The President is the legal representative of ADB. Under the direction of the Board of Directors, the President conducts the current business of ADB and is its chief of staff. The President is responsible for the organization, appointment and dismissal of the officers and staff in accordance with regulations adopted by the Board of Directors.

The Vice-Presidents are appointed by the Board of Directors on the recommendation of the President. ADB currently has four Vice-Presidents. Each Vice-President holds office for such term, exercises such authority and performs such functions in the administration of ADB as may be determined by the Board of Directors. In the absence or incapacity of the President, the ranking Vice-President exercises the authority and performs the functions of the President.

Board of Directors

Set forth below are the members of the Board of Directors of ADB, their Alternates, and the members which they represented as of April 28, 2010:

Executive Directors	Alternate Executive Directors	Members Representeda
Phil Bowen	Dereck Rooken-Smith	Australia; Azerbaijan; Cambodia; Georgia; Hong Kong, China; Kiribati; Federated States of Micronesia; Nauru; Palau; Solomon Islands; Tuvalu
Howard Brown	Torben Bellers	Canada; Denmark; Finland; Ireland; The Netherlands; Norway; Sweden
Curtis S. Chin	Paul W. Curry	United States
Marwanto Harjowiryono	CJ (Stan) Vandersyp	Cook Islands; Fiji Islands; Indonesia; Kyrgyz Republic; New Zealand; Samoa; Tonga
Ashok K. Lahiri	Md. Aminul Islam Bhuiyan	Afghanistan; Bangladesh; Bhutan; India; Lao People’s Democratic Republic; Tajikistan; Turkmenistan

Michele Miari Fulcis	Jose Miguel Cortes	Belgium; France; Italy; Portugal; Spain; Switzerland
Masakazu Sakaguchi	Yasuto Watanabe	Japan
Siraj S. Shamsuddin	Marita Magpili-Jimenez	Kazakhstan; Maldives; Marshall Islands; Mongolia; Pakistan; Philippines; Timor-Leste
Jaejung Song	Wilson Kamit	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu; Viet Nam
Chaiyuth Sudthitanakorn	Govinda Bahadur Thapa	Brunei Darussalam; Malaysia; Myanmar; Nepal; Singapore; Thailand
Eduard Westreicher	Richard Edwards	Austria; Germany; Luxembourg; Turkey; United Kingdom
Yingming Yang	Xiuzhen Guan	People’s Republic of China
a  Armenia is not represented by any member of the Board of Directors.

Principal Officers

The principal officers of ADB are as follows:

President	Haruhiko Kuroda
Vice-President (Operations 1)	Xiaoyu Zhao
Vice-President (Operations 2)	C. Lawrence Greenwood, Jr.
Vice-President (Knowledge Management and Sustainable Development)	Ursula Schaefer-Preuss
Vice-President (Finance and Administration)	Bindu N. Lohani
Managing Director General	Rajat M. Nag
The Secretary	Robert L.T. Dawson

General Counsel	Jeremy H. Hovland
Director General, East Asia Department	Klaus Gerhaeusser
Director General, South Asia Department	Sultan H. Rahman
Director General, Central and West Asia Department	Juan Miranda
Director General, Southeast Asia Department	Kunio Senga
Director General, Pacific Department	Robert Wihtol
Director General, Private Sector Operations Department	Philip C. Erquiaga

Director General, Regional and Sustainable Development Department and, concurrently, Chief Compliance Officer	Xianbin Yao
Director General, Strategy and Policy Department	Kazu Sakai
Director General, Independent Evaluation Department	H. Satish Rao
Director General, Budget, Personnel and Management Systems Department	Masayuki Tamagawa
Director General, Department of External Relations	Vacant
Chief Economist, Economics and Research Department	Jong-Wha Lee
Head, Office of Cofinancing Operations	Tadashi Kondo
Principal Director, Central Operations Services Office	Hamid Sharif
Principal Director, Office of Administrative Services	C. R. Rajendran
Principal Director, Office of Information Systems and Technology	Seethapathy Chander
Treasurer	Mikio Kashiwagi

Controller	Hong-Sang Jung
Auditor General	Kathleen Moktan
Head, Office of Anticorruption and Integrity	Peter Pedersen
Head, Office of Risk Management	Juan Limandibrata
Head, Office of Regional Economic Integration	Vacant

THE CHARTER

The Charter is ADB’s governing constitution. It establishes the status, immunities, exemptions, and privileges of ADB, describes its purposes, capital structure and organization, authorizes the operations in which it may engage and prescribes limitations on the carrying out of those operations. The Charter also contains, among other things, provisions with respect to the admission of additional members, increases of the authorized capital stock, the terms and conditions under which ADB may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of members and the suspension and termination of ADB’s operations.

Under the Charter, membership in ADB is open to (i) members and associate members of the United Nations Economic and Social Commission for Asia and the Pacific, and (ii) other regional countries and non-regional developed countries which are members of the United Nations or of any of its specialized agencies. Within the foregoing limitations, new members may be admitted upon the affirmative vote of two-thirds of the total number of Governors representing not less than three-quarters of the total voting power of the members.

The Charter provides that no new membership subscription shall be authorized which would have the effect of reducing the aggregate of capital stock held by regional members below 60% of the total subscribed capital stock. Although any member may withdraw from ADB by delivering written notice, any such member remains liable for all direct and contingent obligations to ADB to which it was subject at the date of delivery of such notice, including its obligations in respect of callable capital. No member has withdrawn from ADB since its establishment.

The Charter may be amended only by resolution of the Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from ADB, the pre-emptive rights to purchase capital stock or the limitation on liability of members. The Charter provides that any question of interpretation of its provisions arising between any member and ADB or between ADB’s members shall be submitted to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final.

LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Charter contains provisions which accord to ADB legal status and certain immunities and privileges in the territories of each of its members. Certain of these provisions are summarized below.

ADB has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. It is immune from every form of legal process, unless it chooses to waive such immunity, except in cases arising out of or in connection with the exercise of its powers to borrow money, to guarantee obligations or to buy and sell or underwrite the sale of securities. In such cases actions may be brought against ADB in a court of competent jurisdiction in the territory of a country in which it has its principal or a branch office, has appointed an agent for accepting service or notice of process, or has issued or guaranteed securities. No action against ADB may be brought by its members or persons acting for, or deriving claims from, its members.

The Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers and employees of ADB, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacities, except when ADB waives such immunity.

The property and assets of ADB are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of ADB are inviolable.

ADB and its assets, property, income and its operations and transactions are exempt from all taxation and from all customs duties. ADB is also exempt from any obligation for the payment, withholding or collection of any tax or duty.

INDEX TO FINANCIAL STATEMENTS
ORDINARY CAPITAL RESOURCES

Page

Management’s Report on Internal Control over Financial Reporting	F-3

Independent Auditor's Report	F-4

Balance Sheet – December 31, 2009 and 2008
Appendix I	F-8

Statement of Income and Expenses for the Years Ended December 31, 2009 and 2008
Appendix II	F-10

Statement of Cash Flows for the Years Ended December 31, 2009 and 2008
Appendix III	F-11

Statement of Changes in Capital and Reserves for the Years Ended December 31, 2009 and 2008
Appendix IV	F-12

Summary Statement of Loans – December 31, 2009 and 2008
Appendix V	F-14

Summary Statement of Borrowings – December 31, 2009 and 2008
Appendix VI	F-16

Statement of Subscriptions to Capital Stock and Voting Power – December 31, 2009
Appendix VII	F-18

Notes to Financial Statements – December 31, 2009 and 2008
Appendix VIII	F-19

These Financial Statements were noted by ADB’s Board of Directors on April 6, 2010. They are subject to the approval of ADB’s Board of Governors, which approval is expected to be obtained at ADB’s Annual General Meeting in Tashkent, Uzbekistan to be held on May 3 to 4, 2010.

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ORDINARY CAPITAL RESOURCES

Management’s Report On Internal Control Over Financial Reporting

The management of Asian Development Bank (“ADB”) is responsible for establishing and maintaining adequate internal control over financial reporting. ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB’s management assessed the effectiveness of ADB’s internal control over financial reporting as of December 31, 2009. In making this assessment, ADB’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment, management believes that as of December 31, 2009, ADB’s internal control over financial reporting is effective based upon the criteria established in Internal Control – Integrated Framework.

/s/ Haruhiko Kuroda
Haruhiko Kuroda
President

/s/ Bindu N. Lohani
Bindu N. Lohani
Vice President (Finance and Administration)

/s/ Hong-Sang Jung
Hong-Sang Jung
Controller

March 5, 2010

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and the Board of Governors of

Asian Development Bank

We have audited management's assertion, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assertion that ADB maintained effective internal control over financial reporting as of December 31, 2009, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements as of and for the year ended December 31, 2009 of ADB –Ordinary Capital Resources and our report dated March 5, 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP
Public Accountants and
Certified Public Accountants

Singapore
March 5, 2010

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and the Board of Governors of

Asian Development Bank

We have audited the accompanying balance sheet of Asian Development Bank (“ADB”) – Ordinary Capital Resources as of December 31, 2009 and the related statements of income and expenses, cash flows and changes in capital and reserves, for the year then ended. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of ADB – Ordinary Capital Resources for the year ended December 31, 2008 were audited by other auditors whose report, dated March 5, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB - Ordinary Capital Resources as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2009 financial statements taken as a whole. The summary statement of loans, summary statement of borrowings and statement of subscriptions to capital stock and voting power as of December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These schedules are the responsibility of ADB’s management. Such 2009 schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole. The 2008 schedules were subjected to auditing procedures by other auditors whose report, dated March 5, 2009, referred to above, stated that such information is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management’s assertion that ADB maintained effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2010 expressed an unqualified opinion on management’s assertion that ADB maintained effective internal control over financial reporting.

/s/ Deloitte & Touche LLP
Public Accountants and
Certified Public Accountants

Singapore
March 5, 2010

ASIAN DEVELOPMENT BANK—
BALANCE
December 31, 2009
Expressed in Thousands of

A S S E T S

	2009		2008

DUE FROM BANKS (Notes B and C)		$129,843		$142,238

INVESTMENTS (Notes B, C, D, L, and P)
Government and government-guaranteed obligations	$10,308,595		$6,485,000
Time deposit	1,991,982		1,481,370
Other securities	1,823,002	14,123,579	7,446,149	15,412,519

SECURITIES TRANSFERRED UNDER
REPURCHASE AGREEMENT (Notes B and P)		551,386		309,358

SECURITIES PURCHASED UNDER
RESALE ARRANGEMENT (Notes B and P)		335,240		511,756

LOANS OUTSTANDING (Appendix V) (Notes A, B, E, P, and Q)
(Including ASC 815 adjustment of $365 - 2009 and $451 - 2008;
net unamortized loan origination costs of $84,606 - 2009
and $68,262 - 2008)
Sovereign	39,846,308		34,256,740
Nonsovereign	1,969,982		1,662,494

	41,816,290		35,919,234
Less—provision for loan losses	103,242	41,713,048	9,174	35,910,060

EQUITY INVESTMENTS (Notes A, B, G, and P)		884,440		641,427

ACCRUED INTEREST RECEIVABLE
Investments	114,124		131,880
Loans	190,464	304,588	299,184	431,064

RECEIVABLE FROM MEMBERS (Note K)
Nonnegotiable, noninterest-bearing demand
obligations (Notes C and P)		142,181		144,514

RECEIVABLE FROM SWAPS (Notes B, H, P, and Q)
Borrowings	24,917,264		23,831,087
Others	1,044,854	25,962,118	882,793	24,713,880

OTHER ASSETS
Property, furniture, and equipment (Notes B and I)	158,809		158,235
Investment related receivables (Note D)	477,016		229,390
Swap related collateral (Note Q)	735,050		-
Miscellaneous (Note N)	149,940	1,520,815	117,311	504,936

TOTAL		$85,667,238		$78,721,752

The accompanying notes are an integral part of these financial statements (Appendix VIII).

Appendix I

ORDINARY CAPITAL RESOURCES
SHEET
and 2008
United States Dollars (Note B)

LIABILITIES, CAPITAL, AND RESERVES

	2009		2008

BORROWINGS (Appendix VI) (Notes B, H, J, and P)
At amortized cost	$3,776,212		$4,627,521
At fair value	38,313,203	$42,089,415	31,012,976	$35,640,497

ACCRUED INTEREST ON BORROWINGS		408,783		385,949

PAYABLE FOR SWAPS (Notes B, H, J, P, and Q)
Borrowings	$23,503,343		$24,867,815
Others	1,294,160	24,797,503	1,198,781	26,066,596

PAYABLE UNDER SECURITIES REPURCHASE AGREEMENT (Note B)		555,000		301,759

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Investment related payables (Note D)	689,786		275,066
Payable for swap related collateral (Note Q)	735,050		-
Undisbursed technical assistance commitments (Note M)	10,355		10,489
Accrued pension and postretirement medical benefit costs (Note O)	903,466		635,300
Miscellaneous (Notes B, F, I, and N)	159,616	2,498,273	136,626	1,057,481

TOTAL LIABILITIES		70,348,974		63,452,282

CAPITAL AND RESERVES (Appendix IV)
Capital stock (Appendix VII) (Notes B and K)
Authorized
(SDR106,389,330,000 - 2009; SDR35,463,110,000 - 2008)
Subscribed
(SDR38,893,430,000 - 2009; SDR35,463,110,000 - 2008)	60,751,149		54,890,156
Less—"callable" shares subscribed	56,640,850		51,029,546

"Paid-in" shares subscribed	4,110,299		3,860,610
Less—subscription installments not due	217,636		9,848

Subscription installments matured	3,892,663		3,850,762
Less—capital transferred to the
Asian Development Fund	74,366		73,691

	3,818,297		3,777,071

Net notional amounts required to maintain value of
currency holdings (Notes B and K)	(523,220)		(564,383)
Ordinary reserve (Note L)	9,789,807		9,532,487
Special reserve (Note L)	218,903		209,723
Loan loss reserve (Note L)	493,162		195,062
Surplus (Note L)	884,594		894,594
Cumulative revaluation adjustments account (Note L)	631,129		(23,336)
Cumulative effect of ASC 820/825 adoption (Note B)	-		227,500
Net (loss) income after appropriation (Appendix II) (Note L)	(36,725)		1,119,473
Accumulated other comprehensive
income (Appendix IV) (Notes B and L)	42,317	15,318,264	(98,721)	15,269,470

TOTAL		$85,667,238		$78,721,752

Appendix II

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF INCOME AND EXPENSES
For the Years Ended December 31, 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009			2008

REVENUE (Note M)
From loans (Notes B and E)
Interest	$947,921			$1,316,105
Commitment charge	64,061			59,668
Other	(52,149)	$959,833		(17,792)	$1,357,981

From investments (Notes B and D)
Interest		459,367			677,175

From guarantees (Notes B and F)		9,180			6,876

From equity investments		24,527			3,737

From other sources—net (Notes E and R)		18,641			18,685

TOTAL REVENUE			$1,471,548			$2,064,454

EXPENSES (Note M)
Borrowings and related expenses (Note J)		741,665			1,208,391
Administrative expenses (Note M)		193,638			141,047
Technical assistance to member countries		(27)			8,357
Provision for losses (Notes B, E and F)		115,779			(3,467)
Other expenses		5,101			6,272

TOTAL EXPENSES			1,056,156			1,360,600

NET REALIZED GAINS (LOSSES)
From loans		-			525
From investments (Notes D and M)		30,460			(24,837)
From equity investments (Note M)		(10,230)			(3,884)
From borrowings		2,967			70
Others		81			30

NET REALIZED GAINS (LOSSES)			23,278			(28,096)

NET UNREALIZED (LOSSES) GAINS (Note M)			(466,215)			450,591

NET (LOSS) INCOME			$(27,545)			$1,126,349

The accompanying notes are an integral part of these financial statements (Appendix VIII).

Appendix III

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008
Expressed in Thousands of United States Dollars (Note B)

	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Interest and other charges on loans received	$962,456	$1,230,411
Interest on investments received	448,126	633,155
Interest received for securities purchased under resale arrangement	611	5,634
Interest and other financial expenses paid	(808,695)	(913,351)
Administrative expenses paid	(151,442)	(118,517)
Technical assistance to member countries disbursed	(10,183)	(136)
Others—net	18,888	49,153

Net Cash Provided by Operating Activities	459,761	886,349

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of investments	7,364,182	7,979,848
Maturities of investments	82,238,440	152,126,260
Purchases of investments	(88,628,493)	(162,198,163)
Net (payments) receipts on future contracts	(83)	1,082
Net receipts from (payments for) securities purchased under resale arrangement	172,059	(61,122)
Principal collected on loans	1,890,879	1,919,052
Loans disbursed	(7,800,946)	(6,340,161)
Receipts from swaps	43,817	2,097
Property, furniture, and equipment acquired	(16,588)	(20,302)
Change in swap related collateral	735,050	-
Purchases of equity investments	(58,744)	(125,697)
Sales of equity investments	27,062	53,550

Net Cash Used in Investing Activities	(4,033,365)	(6,663,556)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new borrowings	10,186,688	11,803,386
Borrowings redeemed	(5,921,627)	(6,301,308)
Matured capital subscriptions collected1	3,655	4,618
Issuance expenses paid	(13,791)	(13,030)
Demand obligations of members encashed	8,657	9,255
Receipts from swaps	50,972	425,471
Payments for swaps	(614,386)	(16,971)
Resources transferred to ADF	(120,000)	(40,000)
Resources transferred to TASF	(23,000)	(23,000)
Resources transferred to CCF	-	(40,000)

Net Cash Provided by Financing Activities	3,557,168	5,808,421

Effect of Exchange Rate Changes on Due from Banks	4,041	2,203

Net (Decrease) Increase in Due from Banks	(12,395)	33,417

Due from Banks at Beginning of Year	142,238	108,821

Due from Banks at End of Year	$129,843	$142,238

RECONCILIATION OF NET (LOSS) INCOME TO NET CASH PROVIDED
BY OPERATING ACTIVITIES:
Net (Loss) Income (Appendix II)	$(27,545)	$1,126,349
Adjustments to reconcile net (loss) income to
net cash provided by operating activities:
Depreciation and amortization	74,154	301,985
Provision for losses charged (written back)—net	115,779	(3,467)
Net realized (gains) losses from investments and other borrowings	(34,257)	19,963
Proportionate share in (earnings) losses on equity investments	(5,521)	12,160
Net unrealized losses (gains)	466,215	(450,591)
Change in accrued revenue from loans, investments and other swaps	27,654	(116,103)
Change in receivable from ADF - allocation of administrative expenses	(11,377)	(2,973)
Change in accrued interest on borrowings and swaps, and other expenses	117,798	224,249
Change in pension and postretirement benefit liability	(244,880)	(259,835)
Others—net	(18,259)	34,612

Net Cash Provided by Operating Activities	$459,761	$886,349

1 Supplementary disclosure of noncash financing activities:
Nonnegotiable, noninterest-bearing demand promissory notes amounting to $1,457 ($2,726 - 2008) were received from members.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—
STATEMENT OF CHANGES
For the Years Ended
Expressed in Thousands of

							Cumulative		Accumulated
		Net Notional					Revaluation	Net Income	Other
	Capital	Maintenance	Ordinary	Special	Loan Loss		Adjustments	After	Comprehensive
	Stock	of Value	Reserve	Reserve	Reserve	Surplus	Account	Appropriations	Income	Total
Balance–
January 1, 2008	$3,842,293	$(661,197)	$9,245,332	$202,847	$182,100	$616,300	$(110,959)	$760,174	$177,980	$14,254,870

Cumulative effect of								227,500		227,500
ASC 820/825 adoption
Comprehensive income
for the year 2008 (Note L)								1,126,349	(276,701)	849,648
Appropriation of guarantee fees
to Special Reserve (Note L)				6,876				(6,876)		-
Change in SDR value of
paid-in shares subscribed	(74,035)									(74,035)
Change in subscription
installments not due	7,353									7,353
Additional paid-in shares
subscribed during the year										-
Change in SDR value of
capital transferred to
Asian Development Fund	1,460									1,460
Change in notional
maintenance of value (Note K)		96,814								96,814
Allocation of 2007 net income to
ordinary reserve, loan loss reserve
and surplus and transfer to
cumulative revaluation			278,294		12,962	278,294	87,623	(657,174)		-
account (Note L)
Allocation of 2007 net income
to ADF, TASF and								(103,000)		(103,000)
CCF (Note L)
Charge to ordinary reserve for
change in SDR value of			8,860							8,860
capital stock (Note L)

Balance–
December 31, 2008	$3,777,071	$(564,383)	$9,532,487	$209,723	$195,062	$894,594	$(23,336)	$1,346,973	$(98,721)	$15,269,470

Appendix IV

ORDINARY CAPITAL RESOURCES
IN CAPITAL AND RESERVES
December 31, 2009 and 2008
United States Dollars (Notes B and K)

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2008	$ 3,777,071	$ (564,383)	$ 9,532,487	$ 209,723	$ 195,062	$ 894,594	$ (23,336)	$ 1,346,973	$ (98,721)	$ 15,269,470

Cumulative effect of
ASC 820/825 adoption							227,500			227,500
Comprehensive income
for the year 2009 (Note L)								(27,545)	141,038	113,493
Appropriation of guarantee fees
to Special Reserve (Note L)				9,180				(9,180)		-
Change in SDR value of
paid-in shares subscribed	36,786									36,786
Change in subscription
installments not due	(160,408)									(160,408)
Additional paid-in shares
subscribed during the year	165,523									165,523
Change in SDR value of
capital transferred to
Asian Development Fund	(675)									(675)
Change in notional
maintenance of value (Note K)		41,163								41,163
Allocation of 2008 net income to
ordinary reserve, loan loss
reserve, surplus and transfer
to cumulative revaluation			261,408		298,100	(10,000)	426,965	(1,203,973)		(227,500)
account (Note L)
Allocation of 2008 net income
to ADF and TASF (Note L)								(143,000)		(143,000)
Charge to ordinary reserve for
change in SDR value of			(4,088)							(4,088)
capital stock (Note L)

Balance- December 31, 2009	$ 3,818,297	$ (523,220)	$ 9,789,807	$ 218,903	$ 493,162	$ 884,594	$ 631,129	$ (36,725)	$ 42,317	$ 15,318,264

Note:	Figures may not add to total due to rounding.

Accumulated Other Comprehensive Income (Note L)
For the Years Ended December 31, 2009 and 2008
Expressed in Thousands of United States Dollar (Note B)

	ASC 815		Accumulated		Unrealized		Pension/Postretirement		Accumulated
	Adjustments and		Translation		Investment		Liability Adjustment-		Other Comprehensive
	Amortization		Adjustments		Holding Gains		ASC 715 & 958		Income

	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Balance, January 1	$(958)	$(289)	$(156,805)	$(113,385)	$460,599	$433,376	$(401,557)	$(141,722)	$(98,721)	$177,980
Amortization	(662)	(669)	-	-	-	-	-	-	(662)	(669)
Other comprehensive
income for the year	-	-	163,552	(43,420)	223,028	27,223	(244,880)	(259,835)	141,700	(276,032)

Balance, December 31	$(1,620)	$(958)	$6,747	$(156,805)	$683,627	$460,599	$(646,437)	$(401,557)	$42,317	$(98,721)

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—
SUMMARY STATEMENT
December 31, 2009
Expressed in Thousands of

		Undisbursed	Loans
	Loans	Balances of	Not Yet		Total	Percent of
Borrowers/Guarantors	Outstanding 1	Effective Loans 2	Effective 3		Loans	Total Loans
Afghanistan	$ 82,941	$ 10,000	$ -		$ 92,941	0.14
Azerbaijan	93,799	407,481	75,000		576,280	0.89
Bangladesh	1,205,769	774,676	-		1,980,445	3.07
Bhutan	8,063	42,937	-		51,000	0.08
Cambodia	6,965	-	-		6,965	0.01
People’s Republic of China	9,651,805	4,688,486	1,674,736		16,015,027	24.79
Cook Islands	5	8,625	10,000		18,630	0.03
Fiji Islands	95,191	36,859	59,100		191,150	0.30
Georgia	16,667	-	-		16,667	0.03
India	7,807,865	4,648,746	1,084,400		13,541,011	20.96
Indonesia	10,023,065	531,254	1,684,240		12,238,559	18.94
Kazakhstan	730,973	321,126	187,000		1,239,099	1.92
Republic of Korea	77,675	-	-		77,675	0.12
Lao People’s Democratic Republic	63,194	6,806	-		70,000	0.11
Malaysia	165,903	-	-		165,903	0.26
Maldives	5,500	6,500	-		12,000	0.02
Marshall Islands	2,723	-	-		2,723	0.00
Federated States of Micronesia	138	4,662	-		4,800	0.01
Mongolia	9,120	-	-		9,120	0.01
Myanmar	-	-	-		-	-
Nauru	1,118	-	-		1,118	0.00
Nepal	12,315	-	-		12,315	0.02
Pakistan	4,714,561	2,300,914	85,000		7,100,475	10.99
Papua New Guinea	151,367	100,375	25,000		276,742	0.43
Philippines	4,986,391	253,708	120,000		5,360,099	8.30
Sri Lanka	401,856	462,885	215,000		1,079,741	1.67
Thailand	42,735	-	82,100		124,835	0.19
Uzbekistan	525,466	266,157	-		791,623	1.23
Viet Nam	837,943	1,775,816	902,850		3,516,609	5.44
	41,721,113	16,648,013	6,204,426		64,573,552	99.94
Regional	10,571	8,500	17,000		36,071	0.06
TOTAL - December 31, 2009	41,731,684	16,656,513	6,221,426		64,609,623	100.00
Provision for loan losses	(103,242)	-	-		(103,242)
Unamortized loan origination cost - net	84,606	-	-		84,606
NET BALANCE - December 31, 2009	$ 41,713,048	$ 16,656,513	$ 6,221,426		$ 64,590,987

Made up of:
Sovereign Loans	$ 39,843,585	$ 16,041,810	$ 5,281,750		$ 61,167,145
Nonsovereign Loans
Private Sector	1,788,716	539,703	580,376		2,908,795
Public Sector	80,747	75,000	359,300		515,047
Net balance - December 31, 2009	$ 41,713,048	$ 16,656,513	$ 6,221,426		$ 64,590,987
TOTAL - December 31, 2008	$ 35,850,972	$ 13,817,596	$ 6,830,862		$ 56,499,430
Provision for loan losses	(9,174)	-	-		(9,174)
Unamortized loan origination cost - net	68,262	-	-		68,262
NET BALANCE - December 31, 2008	$ 35,910,060	$ 13,817,596	$ 6,830,862		$ 56,558,518
Made up of:
Sovereign Loans	$ 34,252,384	$ 13,099,342	$ 5,498,830		$ 52,850,556
Nonsovereign Loans
Private Sector	1,573,676	718,254	1,032,032		3,323,962
Public Sector	84,000	-	300,000		384,000
Net balance - December 31, 2008	$ 35,910,060	$ 13,817,596	$ 6,830,862	#	$ 56,558,518

1 Amounts outstanding on the multicurrency fixed lending rate loans totaled $25,689 ($33,734 - 2008), on pool-based loans totaled $9,097,034
($10,257,327 - 2008) and on LIBOR-based loans and market-based loans totaled $32,608,961 ($25,559,911 - 2008). The average yield on loans was 2.67% (3.84% - 2008).
2 Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totaling $443,627 ($333,541 - 2008).
3 Loans become effective once all conditions precedent for disbursements are met.
4 Includes undisbursed commitment relating to Revolving Credit Facility of Trade Financing Facilitation Program amounting to $8,500.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

Appendix V

ORDINARY CAPITAL RESOURCES
OF LOANS
and 2008
United States Dollars (Note B)

MATURITY OF EFFECTIVE LOANS
Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount

2010	$ 2,379,222	2019	15,597,710
2011	2,641,900	2024	13,041,151
2012	3,112,704	2029	8,895,723
2013	4,285,506	2034	4,074,482
2014	4,062,334	over 2034	297,465
		Total	$ 58,388,197 4

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2009	2008	Currency	2009	2008

Chinese yuan	$ 208,196	$ 83,098	Pakistan rupee	190	131
Japanese yen	4,923,704	5,566,126	Philippine peso	90,129	81,011
Indian rupee	242,559	190,354	Swiss franc	2,785	3,247
Indonesian rupiah	12,719	10,762	United States dollar	36,227,141	29,876,516
Kazakhstan tenge	24,261	39,727
			Total	$ 41,731,684	$ 35,850,972

ASIAN DEVELOPMENT BANK—
SUMMARY STATEMENT
December 31, 2009
Expressed in Thousands of

	Borrowings		Swap Arrangements 2

	Principal Outstanding 1		Payable (Receivable) 3
	2009	2008	2009	2008

Australian dollar	$6,019,137	$6,010,372	$(6,152,966)	$(6,094,769)
Canadian dollar	1,447,118	1,327,790	(1,558,385)	(1,496,399)
Yuan	266,650	145,574	52,083	28,805
			(40,454)	(31,718)
Euro	43,739	42,851	(46,781)	(45,899)
Hong Kong dollar	233,324	365,694	(232,868)	(367,466)
Indian rupee	105,902	100,867	25,330	26,779
			(23,452)	(27,398)
Japanese yen	3,507,204	3,639,786	3,771,793	4,472,977
			(2,964,851)	(3,285,653)
Kazakhstan tenge	24,260	39,727	-	-
Malaysian ringgit	328,627	472,027	(307,767)	(447,571)
Mexican peso	156,077	121,615	(157,117)	(123,482)
New Taiwan dollar	156,593	153,801	(157,400)	(154,063)
New Zealand dollar	69,340	402,099	(70,414)	(413,403)
Philippine peso	161,628	150,736	1,617	3,584
			(127,794)	(121,092)
Pound sterling	419,569	882,641	(432,377)	(767,883)
Singapore dollar	409,453	400,826	(410,050)	(404,681)
South African rand	3,027,625	2,469,917	(3,094,623)	(2,483,788)
Swiss franc	691,448	414,266	(248,609)
Thai baht	334,859	327,484	(333,361)	(329,481)
Turkish lira	2,196,514	1,416,566	(2,351,017)	(1,334,657)
United States dollar	22,523,771	16,787,230	19,652,520	20,335,670
			(6,206,978)	(5,901,684)
Subtotal	42,122,838	35,671,869	(1,413,921)	1,036,728

Unamortized discounts/
premiums and
transition adjustments	(33,423)	(31,372)
ATA
ASC 815 Adjustments
Total	$42,089,415	$35,640,497

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING 4

Twelve Months		Five Years
Ending		Ending
December 31	Amount	December 31	Amount

2010	10,359,634	2019	5,518,184
2011	7,384,856	2024	234,341
2012	6,593,427	2029	2,271,719
2013	3,889,539	2034	36,326
2014	5,801,389	over 2035

		Total	$42,089,415

1	Reported at Fair Value upon adoption of ASC 820/825 effective January 1, 2008, except for unswapped borrowings which are reported at net of principal amount and unamortized discount/premium of zero coupon bonds. The aggregate face amounts and discounted values of zero coupon and deep discount borrowings (in United States dollar equivalents) are:

	Aggregate Face Amount		Discounted Value
Currency	2009	2008	2009	2008
Australian dollar	$1,188,525	$1,188,688	$1,042,833	$1,040,308
Canadian dollar	758,042	657,516	665,320	554,656
Philippine peso	54,140	52,615	50,312	44,914
South African rand	492,184	386,809	421,250	305,381
Swiss franc	471,712	461,212	345,046	320,561
Turkish lira	1,448,688	712,080	1,098,943	552,518
United States dollar	2,542,802	1,898,326	1,886,080	1,445,211

2	Include currency and interest rate swaps. At December 31, 2009, the remaining maturity of swap agreements ranged from less than one year to 35 years.
Approximately 85.64% of the swap receivables and 87.72% of the payables are due before January 1, 2015.
3	Adjusted by the cumulative effect of the adoption of ASC 815 effective January 1, 2001.

Appendix VI

ORDINARY CAPITAL RESOURCES
OF BORROWINGS
and 2008
United States Dollars (Note B)

Net Currency Obligation 3		Weighted Average
2009	2008	Cost (%) After Swaps

$ (133,829)	$ (84,397)
(111,267)	(168,609)
278,279	142,661

(3,042)	(3,048)
456	(1,772)
107,780	100,248

4,314,146	4,827,110

24,260	39,727
20,860	24,456
(1,040)	(1,867)
(807)	(262)
(1,074)	(11,304)
35,451	33,228

(12,808)	114,758
(597)	(3,855)
(66,998)	(13,871)
442,839	414,266
1,498	(1,997)
(154,503)	81,909
35,969,313	31,221,216

40,708,917	36,708,597	1.86

		(0.26)
		1.30
		2.31

INTEREST RATE SWAP ARRANGEMENTS

		Average Rate (%)
	Notional	Receive	Pay		Maturing
	Amount		Fixed	Floating 5	Through 6

Receive Fixed Swaps:
Australian dollar 7	$ 54,092	2.64		0.09	2027-2032
Yuan	190,468	3.54		2.39	2015-2019
Euro 8	108,184	4.40	3.62		2010
Indian rupee	106,940	5.40		5.03	2014
Philippine peso	35,359			5.04	2010
United States dollar	17,383,157	3.07		0.42	2010-2043
United States dollar 9	54,092	2.14		0.26	2016-2027
Receive Floating Swaps:
Japanese yen	54,092	2.44		0.19	2016-2032
United States dollar	2,000,000	0.28		0.65	2011-2012
Total	$ 19,986,384

4	Bonds with put and call options are considered maturing on the first put or call date.
5	Represent average current floating rates, net of spread.
6	Swaps with early termination date are considered maturing on the first termination date.
7	Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.
8	Consists of a dual currency swap with interest receivable in Euro and interest payable in Japanese yen.
9	Consists of dual currency swaps with interest receivable in United States dollar and interest payable in Japanese yen.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

Appendix VII

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
December 31, 2009
Expressed in Thousands of United States Dollars (Note B)

	SUBSCRIBED CAPITAL					VOTING POWER
	Number of	Percent	Par Value Of Shares			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
REGIONAL
Afghanistan	1,195	0.031	$18,666	$12,699	$5,967	15,707	0.323
Armenia	10,557	0.271	164,899	153,309	11,590	25,069	0.516
Australia	204,740	5.264	3,198,018	2,974,060	223,958	219,252	4.510
Azerbaijan	15,736	0.405	245,795	228,504	17,291	30,248	0.622
Bangladesh	108,384	2.787	1,692,947	1,608,287	84,660	122,896	2.528
Bhutan	220	0.006	3,436	3,077	359	14,732	0.303
Brunei Darussalam	12,462	0.320	194,655	180,972	13,683	26,974	0.555
Cambodia	1,750	0.045	27,335	22,680	4,655	16,262	0.334
People’s Republic of China	228,000	5.862	3,561,337	3,311,872	249,465	242,512	4.988
Cook Islands	94	0.002	1,468	1,375	94	14,606	0.300
Fiji Islands	2,406	0.062	37,581	34,942	2,640	16,918	0.348
Georgia	12,081	0.311	188,704	175,443	13,261	26,593	0.547
Hong Kong, China	19,270	0.495	300,995	279,909	21,087	33,782	0.695
India	224,010	5.760	3,499,014	3,253,984	245,029	238,522	4.906
Indonesia	192,700	4.955	3,009,955	2,799,180	210,775	207,212	4.262
Japan	552,210	14.198	8,625,465	8,021,412	604,053	566,722	11.657
Kazakhstan	28,536	0.734	445,729	414,505	31,224	43,048	0.885
Kiribati	142	0.004	2,218	2,062	156	14,654	0.301
Republic of Korea	178,246	4.583	2,784,185	2,589,233	194,952	192,758	3.965
Kyrgyz Republic	10,582	0.272	165,290	153,715	11,574	25,094	0.516
Lao People’s Democratic Republic	492	0.013	7,685	6,857	828	15,004	0.309
Malaysia	96,350	2.477	1,504,977	1,399,574	105,403	110,862	2.280
Maldives	142	0.004	2,218	2,062	156	14,654	0.301
Marshall Islands	94	0.002	1,468	1,375	94	14,606	0.300
Federated States of Micronesia	142	0.004	2,218	2,062	156	14,654	0.301
Mongolia	532	0.014	8,310	7,732	578	15,044	0.309
Myanmar	19,270	0.495	300,995	279,909	21,087	33,782	0.695
Nauru	142	0.004	2,218	2,062	156	14,654	0.301
Nepal	5,202	0.134	81,255	75,553	5,701	19,714	0.406
New Zealand	54,340	1.397	848,785	789,352	59,434	68,852	1.416
Pakistan	231,240	5.945	3,611,946	3,431,317	180,629	245,752	5.055
Palau	114	0.003	1,781	1,656	125	14,626	0.301
Papua New Guinea	3,320	0.085	51,858	48,250	3,608	17,832	0.367
Philippines	84,304	2.168	1,316,820	1,224,616	92,204	98,816	2.033
Samoa	116	0.003	1,812	1,624	187	14,628	0.301
Singapore	12,040	0.310	188,064	174,896	13,168	26,552	0.546
Solomon Islands	236	0.006	3,686	3,436	250	14,748	0.303
Sri Lanka	20,520	0.528	320,520	298,075	22,446	35,032	0.721
Taipei,China	38,540	0.991	601,991	559,848	42,142	53,052	1.091
Tajikistan	30,402	0.782	474,876	451,071	23,805	44,914	0.924
Thailand	144,522	3.716	2,257,419	2,144,519	112,901	159,034	3.271
Timor-Leste	350	0.009	5,467	5,076	390	14,862	0.306
Tonga	142	0.004	2,218	2,062	156	14,654	0.301
Turkmenistan	8,958	0.230	139,923	130,083	9,841	23,470	0.483
Tuvalu	50	0.001	781	719	62	14,562	0.300
Uzbekistan	23,834	0.613	372,285	346,215	26,070	38,346	0.789
Vanuatu	236	0.006	3,686	3,436	250	14,748	0.303
Viet Nam	12,076	0.310	188,626	166,992	21,634	26,588	0.547

Total Regional	2,591,027	66.619	40,471,583	37,781,648	2,689,934	3,287,603	67.623

NONREGIONAL
Austria	12,040	0.310	188,064	174,896	13,168	26,552	0.546
Belgium	12,040	0.310	188,064	174,896	13,168	26,552	0.546
Canada	185,086	4.759	2,891,025	2,688,575	202,450	199,598	4.106
Denmark	12,040	0.310	188,064	174,896	13,168	26,552	0.546
Finland	12,040	0.310	188,064	174,896	13,168	26,552	0.546
France	82,356	2.117	1,286,392	1,196,297	90,096	96,868	1.992
Germany	153,068	3.936	2,390,907	2,223,462	167,445	167,580	3.447
Ireland	12,040	0.310	188,064	174,834	13,230	26,552	0.546
Italy	63,950	1.644	998,893	928,931	69,962	78,462	1.614
Luxembourg	12,040	0.310	188,064	174,834	13,230	26,552	0.546
Netherlands	36,294	0.933	566,909	527,218	39,690	50,806	1.045
Norway	12,040	0.310	188,064	174,896	13,168	26,552	0.546
Portugal	12,040	0.310	188,064	174,834	13,230	26,552	0.546
Spain	12,040	0.310	188,064	174,896	13,168	26,552	0.546
Sweden	12,040	0.310	188,064	174,896	13,168	26,552	0.546
Switzerland	20,650	0.531	322,551	299,949	22,602	35,162	0.723
Turkey	12,040	0.310	188,064	174,896	13,168	26,552	0.546
United Kingdom	72,262	1.858	1,128,725	1,049,689	79,037	86,774	1.785
United States	552,210	14.198	8,625,465	8,021,412	604,053	566,722	11.657

Total Nonregional	1,298,316	33.381	20,279,566	18,859,202	1,420,364	1,574,044	32.377

TOTAL	3,889,343	100.000	$60,751,149	$56,640,850	$4,110,299	$4,861,647	100.000

Note: Figures may not add due to rounding.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

Appendix VIII

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE A—NATURE OF OPERATIONS AND LIMITATIONS ON
LOANS,  GUARANTEES AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. With the adoption of its poverty reduction strategy at the end of 1999, ADB made reducing poverty in the region its main goal. ADB provides financial and technical assistance (TA) for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds (See Note R).

Mobilizing financial resources, including cofinancing, is an integral part of ADB’s operational activities. In addition, ADB, alone or jointly, administers on behalf of donors, including members, their agencies and other development institutions, funds restricted for specific uses, which include TA grants as well as regional programs.

ADB’s OCR operations comprise loans, equity investments, and guarantees. During the years 2001 and 2002, limited technical assistance to member countries to support high priority TA programs was included. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB’s unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. In December 2008, the Board of Directors approved the revised policy on ADB’s lending limitations, which limits the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB’s unimpaired subscribed capital, reserves and surplus. At December 31, 2009 and 2008, the total of such loans, equity investments, and guarantees aggregated approximately 59.1% and 55.7%, respectively, of the total subscribed capital, reserves, and surplus as defined, based on this new policy.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital together with reserves and surplus, exclusive of the special reserve. At December 31, 2009, such equity investments represented approximately 6.8% (6.1% – 2008) of the paid-in capital, reserves, and surplus, as defined.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the OCR are prepared in accordance with accounting principles generally accepted in the United States of America.

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies of ADB as these are the currencies of the primary economic environment in which OCR generates and expends cash. The reporting currency is the United States dollar (USD).

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than USD to be translated to the reporting currency using exchange rates applicable at the time of transactions. At the end of each accounting month, translations of assets, liabilities, capital, and reserves denominated in non-USD are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments, other than those relating to the non-functional currencies (Note M) and to the maintenance of Special Drawing Right (SDR) capital values (Notes K and L), are charged or credited to “Accumulated translation adjustments” and reported in “CAPITAL AND RESERVES” as part of “Accumulated other comprehensive income.”

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter “in terms of United States dollars of the weight and fineness in effect on January 31, 1966” (the 1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current United States dollar (ADB’s unit of account) on the basis of its par value in terms of gold. From 1973 until March 31, 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since April 1, 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB’s selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in current United States dollars as determined by the IMF, with each share valued at SDR10,000.

As of December 31, 2009, the value of the SDR in terms of the current United States dollar was $1.56199 ($1.54781 – 2008) giving a value for each share of ADB’s capital equivalent to $15,619.90 ($15,478.10 – 2008). However, ADB could decide to fix the value of each share at $12,063.50 based on the March 31, 1978 par value of the United States dollar in terms of gold.

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with ASC 815, “Derivatives and Hedging.” ASC 815 requires that derivative instruments be recorded in the Balance Sheet as either assets or liabilities measured at fair value. The initial application of ASC 815 in January 2001 gave rise to a transition loss in other comprehensive income. The amount recorded in other comprehensive income as transition loss is being reclassified into earnings in the same period or periods in which the underlying transactions affect earnings.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

In applying ASC 815 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB’s risk management strategies.

In February 2006, the Financial Accounting Standards Board issued ASC 815-15, “Embedded Derivatives.” ADB elected to early adopt the provisions which allow hybrid financial instruments that contain embedded derivatives requiring bifurcation under ASC 815 to be measured at fair value, effective January 1, 2006. With this, ASC 815 as presented in ADB’s financial statements incorporates the provisions of ASC 815-15.

ADB issues hybrid instruments, i.e. structured debts, to lower its cost of borrowings, which are generally fully hedged through derivative transactions. ADB measures and reports any of its qualified bifurcable structured debts and their corresponding derivatives at fair value with changes in fair value recognized in net income. This consistent accounting treatment would fully capture the economic hedging relationship between the hybrid instruments and their derivatives.

Investments

All investment securities and negotiable certificate of deposits held by ADB other than derivative instruments are considered by management to be “Available for Sale” and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of their fair value. Unrealized gains and losses are reported in “CAPITAL AND RESERVES” as part of “Accumulated other comprehensive income.” Realized gains and losses are included in revenue from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to exchange traded futures, realized gains or losses are reported in the Statement of Income and Expenses under “NET REALIZED GAINS (LOSSES) FROM INVESTMENTS.”

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premiums and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investments. Impairment losses are not reversed for subsequent recoveries in the value of the investments, until it is sold.

Securities Transferred Under Repurchase Agreement and Securities Purchased Under Resale Arrangement

ADB accounts for transfers of financial assets in accordance with ASC 860, “Transfers and Servicing.” In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received are recorded as liabilities. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

Loans

ADB’s loans are made to or guaranteed by members, with the exception of nonsovereign loans, and have maturities ranging between 3 and 32 years. ADB requires its borrowers to absorb exchange risks attributable to fluctuations in the value of the currencies which it has disbursed by requiring borrowers to repay in the same currencies. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB’s principle of cost pass through pricing, any variation in the actual cost of borrowings is passed to LIBOR-based borrowers as surcharge or rebate.

It is the policy of ADB to place loans in non-accrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on non-accruing loans are included in income only to the extent that payments have been received by ADB. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. In the case of nonsovereign loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for one year for sovereign loans and six months for nonsovereign loans (unless there is clear and convincing evidence warranting the deferment or acceleration of such provisioning). If the present value of expected future cash flows discounted at the loan’s effective interest rate is less than the carrying value of the loan, a valuation allowance is established with a corresponding charge to provision for loan losses.

ADB’s periodic evaluation of the adequacy of the provision for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower’s ability to repay.

In December 2004, the Board approved the application of the concept of expected loss for sovereign credit exposure to establish loss reserve to be used as a basis for capital adequacy against expected losses in loans and guarantees. In 2006, the Board approved the expansion of the same concept to nonsovereign credit exposure. The amount of expected loss pertaining to credit exposures that are impaired and rated substandard or worse is charged to the income statement, following the discounted cash flow method, while those that are better are recorded as loss reserve in the equity section of the balance sheet. Any adjustment to loan loss reserve following this new methodology is subject to the approval of the Board of Governors.

Effective 2000, ADB levies front-end fees on all new sovereign loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs. In 2004, ADB waived the entire front-end fee on all new sovereign loans approved during the year. Subsequently, the policy was extended to cover the period up to June 2009. In December 2007, the Board approved the elimination of front-end fees on sovereign LIBOR-based loans negotiated on and after October 1, 2007.

ADB levies a commitment charge on the undisbursed balance of effective loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income.

Guarantees

ADB extends guarantees to sovereign and nonsovereign borrowers. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

Prior to January 1, 2003, guarantees in the absence of any call, were not reflected in the financial statements but disclosed as a note to the financial statements (Note F) in accordance with the provisions of ASC 450 “Contingencies.” ASC 460 “Guarantees,” which came into effect in 2003, requires the recognition of two types of liabilities that are associated with guarantees: (a) the stand-by ready obligation to perform, and (b) the contingent liability. ADB recognizes at the inception of a guarantee, a liability for the stand-by ready obligation to perform on guarantees issued and modified after December 31, 2002. Front-end fee income on guarantees received is deferred and amortized over the term of the guarantee contract. ADB records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in “Miscellaneous liabilities” on the Balance Sheet.

Collateral

ADB may require collateral from individual swap counterparties in the form of approved liquid securities or cash to mitigate its credit exposure to these counterparties. It is the policy of ADB to restrict the collateral received from swap counterparties for fulfilling its obligations under the collateral agreement. ADB records the restricted cash in “OTHER ASSETS” with a corresponding obligation to return the cash in “ACCOUNTS PAYABLE AND OTHER LIABILITIES.” Collateral received in the form of liquid securities is disclosed in Note Q and not recorded on OCR’s Balance Sheet.

Equity Investments

Equity investments other than those accounted under the equity method are considered “Available for Sale” and are reported at estimated fair value.

Investments in equity securities with readily determinable market price are reported at fair value, with unrealized gains and losses reported in “CAPITAL AND RESERVES” as part of “Accumulated other comprehensive income.”

Investments in equity securities without readily determinable fair values are reported at cost or at written down value, for investments where the impairment is deemed other than temporary. These investments are assessed each quarter to reflect the amount that can be realized using valuation techniques appropriate to the market and industry of each investment. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investments. Impairment losses are not reversed for subsequent recoveries in the value of the equity investments, until it is sold.

ADB applies the equity method of accounting to investments where it has the ability to exercise influence such as in limited liability partnerships (LLPs) and certain limited liability companies (LLCs) that maintain a specific ownership account for each investor in accordance with ASC 323-30 “Partnerships, Joint Ventures, and Limited Liability Entities” and direct equity investment that fall under purview of ASC 323 “Investments—Equity Method and Joint Ventures.”

Variable Interest Entities

ADB complies with ASC 810, “Consolidated Financial Statements.” ASC 810 requires an entity to consolidate and provide disclosures for any VIE for which it is the primary beneficiary. An entity that will absorb a majority of VIE’s expected losses or receive a majority of expected residual return is deemed to be the primary beneficiary of the VIE. Variable interests can arise from equity investments, loans, and guarantees.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

ADB is required to disclose information about its involvement in VIE where ADB holds significant variable interest (see Note S).

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense. Land is stated at cost and is not amortized.

Borrowings

Borrowings are generally reported on the balance sheet at fair value. As part of its borrowing strategy, ADB issues structured debt, which includes embedded derivatives in order to reduce its cost of borrowings. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the structured debt.

Upon the adoption of ASC 815-15 on January 1, 2006, ADB no longer bifurcates the embedded derivatives in the structured debt portfolio that meet the bifurcation criteria under ASC 815. Instead, ADB reports at fair value (FV) any structured debt that contains embedded derivatives that would otherwise be bifurcated under ASC 815. Consequent to the adoption of ASC 820 “Fair Value Measurements and Disclosures” and ASC 825 “Financial Instruments” on January 1, 2008, ADB reports all borrowings that have associated derivative instruments at FV, including ADB’s credit risk (as a credit spread) by currency. Changes in FV are reported in net income.

The initial application of ASC 820 and ASC 825 resulted to a favorable adjustment of $227,500,000 which was reflected as an adjustment to Net Income After Appropriation as of December 31, 2008.

Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement No. 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (codified ASC 815-10-50), which will be applicable for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This statement amends and expands the disclosure requirements of FAS 133 to provide users with better understanding of (i) how and why an entity uses derivatives; (ii) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations; and (iii) how derivative instruments and hedged items affect an entity’s financial position, performance, and cash flows. Note H provides the required disclosures in compliance with this standard.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

In December 2008, the FASB issued FASB Staff Position (FSP) FAS 132(R)-1 (codified ASC 715-20-65-2), which amends 132(R) to require more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentration of risk within plan  assets,  and valuation techniques used to measure the fair value of plan assets. This aims to address financial statement users’ concerns “about the lack of transparency surrounding the types of assets and associated risks in an employer’s defined benefit pension or other postretirement plan and events in the economy and markets that could have a significant effect on the value of the plan assets.” An entity must provide the FSP’s disclosures in financial statements for fiscal years ending after December 15, 2009. Note O provides the required disclosures in compliance with this standard.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions That Are Not Orderly” (codified ASC 820-10-65-4), FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (codified ASC 320-10-65-1), and FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (codified ASC 825-10-65-1), which became effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. FSP FAS 157-4 provides guidance on how to determine the fair value of assets and liabilities under FAS 157 in the current economic environment and reemphasizes that the objective of a fair value measurement remains an exit price. If there has been a significant decrease in the volume and level of activity of the asset or liability in relation to normal market activities, quoted market values may not be representative of fair value and a change in valuation technique or the use of multiple valuation techniques may be appropriate. FSP FAS 115-2 and FAS 124-2 modifies the requirements for recognizing other-than-temporarily impaired debt securities and revises the existing impairment model for such securities by modifying the current intent and ability indicator in determining whether a debt security is other-than-temporarily impaired. FSP FAS 107-1 and APB 28-1 enhances the disclosure of instruments under the scope of FAS 157 for both interim and annual periods. The application of these standards did not have a material impact on OCR’s December 31, 2009 financial statements.

In May 2009, the FASB issued Statement No. 165, “Subsequent Events” (codified ASC 855). This standard establishes principles and requirements for evaluating and reporting subsequent events. In particular, it sets forth; the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures related to events or transactions occurring after the balance sheet date. Note T provides the required disclosures in compliance with this standard.

In June 2009, the FASB issued Statement No. 166, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (codified ASC 860-10-65-3). This standard addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred assets. This standard is applicable at the start of an entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for entities reporting earnings on a calendar-year basis. ADB is currently assessing the impact of this standard on OCR’s financial statements.

In June 2009, the FASB issued Statement No. 167, “Amendments to FASB Interpretation No.46(R)” (codified ASC 810-10-30 and ASC 810-10-65). This standard amends certain requirements of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” relating, to enterprises involved with variable interest entities. This standard is applicable at the start of an entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for entities reporting earnings on a calendar-year basis. ADB is currently assessing the impact of this standard on OCR’s financial statements.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

In June 2009, the FASB issued Statement No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (codified ASC 105). Effective for financial statements issued for interim and annual periods ending after September 15, 2009, FASB Accounting Standards Codification™ (ASC) becomes the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC). ASC supersedes all existing, non-SEC accounting and reporting standards for nongovernmental entities. Concurrently, all other nongrandfathered, non-SEC accounting literature not included in ASC will become nonauthoritative.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, “Fair Value Measurements and Disclosures (ASC 820)—Measuring Liabilities at Fair Value.” This update provides additional guidance clarifying the measurement of liabilities at fair value and addresses several key issues with respect to estimating the fair value liabilities in accordance with ASC 820. The application of this update did not have a material impact on OCR’s December 31, 2009 financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to “DUE FROM BANKS,” which consist of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of member countries’ promissory notes, and (iii) clearing accounts.

NOTE C—  RESTRICTIONS ON USE OF CURRENCIES AND DEMAND OBLIGATIONS OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 42 DMCs for 2009 (42 – 2008), cash in banks (due from banks) and demand obligations totaling $70,955,000 ($70,095,000 – 2008) and $142,181,000 ($144,515,000 – 2008), respectively, may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, one member (one – 2008) has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory. As such, cash in banks (due from banks) and investments totaling $7,000 ($20,000 – 2008) and $126,000 ($3,182,000 – 2008), respectively, have been restricted. None of the demand obligations held by ADB in 2009 and in 2008 was restricted.

NOTE D—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

ADB may purchase and sell exchange traded financial futures and option contracts, and enter into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities, and financial futures.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

Accordingly, financial futures are held for risk management purposes. At December 31, 2009, the notional amount of outstanding purchase and sales futures contracts were $4,000,000 and $5,200,000, respectively, ($6,300,000 and $7,000,000, respectively – 2008).

Included in “Other securities” as of December 31, 2009 were corporate bonds and other obligations of banks amounting to $971,551,000 ($6,688,083,000 – 2008) and asset/mortgage-backed securities of $851,450,000 ($758,066,000 – 2008).

The currency compositions of the investment portfolio as of December 31, 2009 and 2008 expressed in United States dollars are as follows:

Currency	2009	2008

Australian dollar	$ 542,274,000	$ 412,599,000
Canadian dollar	306,053,000	261,180,000
Euro	953,703,000	898,121,000
Japanese yen	1,122,375,000	1,277,485,000
New Zealand dollar	222,412,000	170,354,000
Swiss franc	486,922,000	463,590,000
United States dollar	10,104,630,000	11,407,590,000
Others	385,210,000	521,600,000

Total	$ 14,123,579,000	$ 15,412,519,000

The estimated fair value and amortized cost of the investments by contractual maturity at December 31, 2009 are as follows:

	Estimated	Amortized
	Fair Value	Cost

Due in one year or less	$ 4,361,349,000	$ 4,344,009,000
Due after one year
through five years	7,999,187,000	7,770,916,000
Due after five years
through ten years	1,763,043,000	1,678,190,000

Total	$ 14,123,579,000	$ 13,793,115,000

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

Additional information relating to investments in government and government-guaranteed obligations and other securities are as follows:

	2009	2008

As of December 31:
Amortized cost	$ 11,801,133,000	$ 13,607,809,000
Estimated fair value	12,131,596,000	13,931,149,000
Gross unrealized gains	336,922,000	364,824,000
Gross unrealized losses	(6,459,000)	(41,484,000)

For the years ended December 31:
Change in net unrealized (losses) gains
from prior year	7,123,000	288,346,000
Proceeds from sales	7,364,180,000	7,979,848,000
Gross gain on sales	52,746,000	53,508,000
Gross loss on sales	(22,205,000)	(81,408,000)

No government and government-guaranteed obligation (one – 2008), one corporate obligation (five – 2008), and one mortgage/asset-backed security (11 – 2008) sustained unrealized losses for over one year, representing 0.04% (3.70% – 2008) of the total investments. Comparative details for 2009 and 2008 are as follows:

For the year 2009

	One year or less		Over one year		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Government and
government -
guaranteed
obligations	$666,140,000	$3,992,000	$-	$-	$666,140,000	$3,992,000
Corporate bonds	54,951,000	403,000	4,948,000	52,000	59,899,000	455,000
Mortgage/
Asset-backed
securities	210,608,000	1,993,000	226,000	19,000	210,834,000	2,012,000

Total	$931,699,000	$6,388,000	$5,174,000	$71,000	$936,873,000	$6,459,000

For the year 2008

	One year or less		Over one year		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Government and
government -
guaranteed
obligations	$67,243,000	$215,000	$239,844,000	$897,000	$307,087,000	$1,112,000
Corporate bonds	546,087,000	6,431,000	320,160,000	2,552,000	866,247,000	8,983,000
Mortgage/Asset-
backed
securities	255,292,000	23,525,000	10,241,000	7,864,000	265,533,000	31,389,000

Total	$868,622,000	$30,171,000	$570,245,000	$11,313,000	$1,438,867,000	$41,484,000

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

Asset/Mortgage-backed Securities: Asset/Mortgage-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets or mortgage loans managed by a trust.

Investment related receivables and payables included in “OTHER ASSETS” and “ACCOUNTS PAYABLE AND OTHER LIABILITIES” are related to unsettled trades.

NOTE E—LOANS

Loans

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans. The estimated fair value of all loans is based on the estimated cash flows from principal repayments, interest and other charges discounted at the applicable market yield curves for ADB’s borrowing cost plus lending spread.

The carrying amount and estimated fair value of loans outstanding at December 31, 2009 and 2008 are as follows:

	2009		2008
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value

Fixed rate multicurrency loans	$18,482,000	$21,836,000	$22,246,000	$27,157,000
Pool-based single currency (JPY) loans	2,614,908,000	2,987,112,000	3,202,996,000	3,683,699,000
Pool-based single currency (US$) loans	6,478,790,000	7,413,139,000	7,049,324,000	8,609,127,000
LIBOR-based loans	32,017,282,000	32,240,387,000	25,219,728,000	25,084,442,000
Fixed rate loans	7,207,000	7,795,000	11,470,000	12,806,000
Local currency loans	576,379,000	565,187,000	404,296,000	413,728,000

Total	$41,713,048,000	$43,235,456,000	$35,910,060,000	$37,830,959,000

Prior to July 1, 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective July 1, 1986, ADB adopted a multicurrency pool-based variable lending rate system. In addition, in July 1992, ADB introduced a United States dollar pool-based variable lending rate system, and in November 1994, a market-based lending rate system was made available to financial intermediaries of sovereign and nonsovereign borrowers. The outstanding balances of pool-based multicurrency loans were subsequently transformed into pool-based single currency loans in Japanese yen, effective January 1, 2004.

Commencing July 1, 2001, ADB offered LIBOR-based loans (LBLs) in the following currencies – Euro, Japanese yen, and United States dollar. The LBL lending facility offers borrowers the flexibility of (i) choice of currency and interest rate basis; (ii) change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iii) options to cap or collar the floating lending rate at any time during the life of the loan. With the introduction of LBLs, all other loan windows are no longer offered to borrowers.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

In November 2002, ADB offered local currency loan (LCL) to nonsovereign borrowers. In August 2005, LCL was made available to sovereign borrowers. In November 2006, ADB introduced a series of enhancements to sovereign LBLs negotiated after January 1, 2007, offering additional major currencies that ADB can efficiently intermediate, and  additional  repayment  options including (i) annuity method with various discount factors, (ii) straight-line repayment, (iii) bullet repayment, and (iv) custom-tailored repayment.

In June 2009, ADB established a Countercyclical Support Facility (CSF) in response to the global economic crisis that spread to Asia and the Pacific. ADB’s average funding cost margin above or below LIBOR for borrowings funding the CSF are passed on to the borrower as a surcharge or rebate. Loans approved under the CSF carry a floating lending rate that consists of 6-month LIBOR and an effective contractual spread over the life of the loan. The lending rate is reset every 6 months on each interest reset date and can be converted to fixed rate at borrower’s request. As of December 31, 2009, five sovereign loans totaling $2,500,000,000 were approved and four totaling $2,000,000,000 were made effective and fully disbursed in 2009.

During 2009, ADB received prepayments for two loans (11 loans – 2008) amounting to $6,720,000 ($277,053,000 – 2008) and collected prepayment premiums of $74,000 ($3,937,000 – 2008). 77% of the prepaid amounts in 2009 was pool-based single currency US dollar loan compared to 90% for pool-based single currency US dollar loans in 2008.

Loan Charges

Since 1988, ADB has charged front-end fees for nonsovereign loans. Effective January 1, 2000, ADB levied front-end fee of 1% for sovereign loans for which the loan negotiations are completed after that date. In addition, a flat commitment fee of 0.75% was charged for new program loans and a progressive commitment fee of 0.75% was maintained for project loans. Effective January 1, 2000, the lending spread applied to all outstanding pool-based sovereign loans and new sovereign market-based loans was increased from 0.4% to 0.6%.

In 2004, the Board approved the waiver of the entire 1% front-end fee on all new sovereign loans approved during January 1, 2004 to June 30, 2005 (waiver of 50 basis points on sovereign loans approved in 2003). Additionally, the Board approved the waiver of 20 basis points of the lending spread on sovereign loans outstanding from July 1, 2004 to June 30, 2005 for borrowers that do not have loans in arrears. Subsequently, the policy was extended to cover the period up to June 2010. In December 2007, the Board approved the revision of loan charges for sovereign LIBOR-based loans negotiated on and after October 1, 2007 by a) providing a credit of 0.4% for the duration of the loan, resulting to an effective contractual spread of 0.2%; b) reducing the commitment charge from 0.75% and 0.35% for sovereign program and project loans to 0.15% for both sovereign program and project loans; and c) eliminating front-end fees.

The front-end fees received on nonsovereign loans for the year ended December 31, 2009 were $3,602,000 ($10,987,000 – 2008). Administrative expenses relating to direct loan origination of $22,397,000 for the year ended December 31, 2009 ($35,540,000 – 2008) were deferred and amortized over the life of each loan.

In November 2006, the Board approved a change in the commitment charge policy for all sovereign project LIBOR-based loans negotiated after January 1, 2007, from 75 basis points on a progressive structure of undisbursed loan balances to a flat fee of 35 basis points on the full amount of undisbursed balances. Further to this, the Board also approved in April 2007, the waiver of 10 basis points of the commitment charge on the undisbursed balances of sovereign project loans negotiated after January 1, 2007 and 50 basis points of the commitment charge on the undisbursed balances of sovereign program loans.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

Loans in Non-accrual Status

Three nonsovereign loans were in non-accrual status as of December 31, 2009 (one – 2008). The principal outstanding at that date was $38,408,000 ($1,674,000 – 2008) of which $18,988,000 ($1,315,000 – 2008) was overdue. Loans in non-accrual status resulted in $1,139,000 ($151,000 – 2008) not being recognized as income from nonsovereign loans for the year ended December 31, 2009. Cumulatively, a total of $1,665,000 has not been recognized as of December 31, 2009 ($525,000 – 2008).

There were no sovereign loans in non-accrual status in 2009 and 2008.

Undisbursed loan commitments and an analysis of loans by borrowers as of December 31, 2009 are shown in Appendix V. The carrying amounts of loan outstanding by loan products at December 31, 2009 and 2008 are as follows:

	2009	2008
Sovereign Loans
Fixed rate multicurrency loans	$18,482,000	$22,246,000
Pool-based single currency (JPY) loans	2,614,908,000	3,202,996,000
Pool-based single currency (US$) loans	6,482,126,000	7,054,332,000
LIBOR-based loans	30,637,857,000	23,901,052,000
	39,753,373,000	34,180,626,000

Provision for loan losses	(2,723,000)	(4,356,000)
Unamortized direct loan
origination cost—net	92,935,000	76,114,000
	90,212,000	71,758,000
Subtotal	39,843,585,000	34,252,384,000

Nonsovereign Loans
Fixed rate loans	7,207,000	11,488,000
LIBOR-based loans	1,393,050,000	1,253,775,000
Local currency loans	577,864,000	404,952,000
Others	190,000	131,000
	1,978,311,000	1,670,346,000

Provision for loan losses	(100,519,000)	(4,818,000)
Unamortized front-end fee—net	(8,329,000)	(7,852,000)
	(108,848,000)	(12,670,000)
Subtotal	1,869,463,000	1,657,676,000

Total	$41,713,048,000	$35,910,060,000

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

Loan Loss Provision

ADB has not suffered any losses of principal on sovereign loans. During the year, $1,633,000 loan loss provision was written back on two loans ($1,333,000 on two loans – 2008). Accumulated loan loss provision for sovereign loans as of December 31, 2009 was $2,723,000 ($4,356,000 – 2008).

Loan loss provisions for nonsovereign loans totaling $95,931,000 were charged during the year ($434,000 – 2008) mainly due to additional loan loss provision against three nonsovereign loans. Of these amount, $267,000 ($2,568,000 – 2008) were written back, and nil in 2009 ($2,400,000 – 2008) were written off. This increased the balance of accumulated loan loss provision for nonsovereign loans to $100,519,000 as of December 31, 2009 ($4,818,000 – 2008).

Information pertaining to loans which were subject to loan loss provisions at December 31, 2009 and 2008 are as follows:

	2009	2008

Loans not subject to
loss provisions	$41,601,928,000	$35,841,044,000
Loans subject to
loss provisions	129,756,000	9,928,000

Total	$41,731,684,000	$35,850,972,000

Average amount of loans
subject to loss provisions	$78,186,000	$11,325,000
Related interest income on such
loans recognized in the year	$6,105,000	$4,946,000
Cash received on related
interest income on such loans	$5,423,000	$4,933,000

The changes in the provision for loan losses during 2009 and 2008 are as follows:

		2009			2008
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total

Balance January 1	$4,356,000	$4,818,000	$9,174,000	$5,689,000	$9,354,000	$15,043,000
Provision during the year	-	95,931,000	95,931,000	-	434,000	434,000
Provision written back/off	(1,633,000)	(267,000)	(1,900,000)	(1,333,000)	(4,968,000)	(6,301,000)
Translation adjustment	-	37,000	37,000	-	(2,000)	(2,000)

Balance December 31	$2,723,000	$100,519,000	$103,242,000	$4,356,000	$4,818,000	$9,174,000

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB’s sovereign and nonsovereign borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances. These loans are not recorded as part of OCR’s Balance Sheet.

Loans administered by ADB on behalf of participating institutions as of December 31, 2009 and 2008 are as follows:

	2009		2008
		No.of		No.of
	Amount	Loans	Amount	Loans

Sovereign loans	$603,885,000	34	$503,017,000	36
Nonsovereign loans	386,129,000	11	403,517,000	10

Total	$990,014,000	45	$906,534,000	46

During the year ended December 31, 2009, a total of $105,000 ($115,000 – 2008) was received as compensation for arranging and administering such loans. This amount has been included in “Revenue from other sources.”

NOTE F—GUARANTEES

ADB extends guarantees to sovereign and nonsovereign borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for private sector projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due 10 or more years from the loan inception date. ADB’s political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

In May 2009, ADB paid an amount of PKR5,536,000 ($69,000 equivalent) for a guarantee call under a partial credit agreement which was recorded as a loan arising from a guarantee call. As of December 31, 2009, total loan recorded as a result of this facility was $190,000 with corresponding 100% provision for losses. A partial credit guarantee to a bank in Kazakhstan totaling $21,816,000 (nil – 2008) were provisioned as a probable loss during the year as ADB determined that there is a high likelihood that they will be called.

The committed and outstanding amounts of these guarantee obligations as of December 31, 2009 and 2008 covered:

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

	2009		2008
	Committed	Outstanding	Committed	Outstanding
	Amount	Amount	Amount	Amount

Partial Credit Guarantees
with counterguarantee	$1,137,599,000	$1,055,097,000	$1,164,044,000	$1,097,258,000
without counterguarantee	642,760,000	395,932,000	432,363,000	363,075,000
	1,780,359,000	1,451,029,000	1,596,407,000	1,460,333,000

Political Risk Guarantees
with counterguarantee	143,539,000	120,607,000	145,156,000	129,419,000
without counterguarantee	46,715,000	26,255,000	30,070,000	24,899,000
	190,254,000	146,862,000	175,226,000	154,318,000

Others	950,000	950,000	950,000	950,000
Total	$1,971,563,000	$1,598,841,000	$1,772,583,000	$1,615,601,000

The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of the year, exclusive of the standby portion. ADB estimates that the present value of guarantees outstanding at December 31, 2009 was $1,236,042,000 ($1,130,777,000 – 2008).

As of December 31, 2009, a total liability of $38,710,000 ($23,257,000 – 2008) relating to stand-by ready obligation for four partial credit risk guarantees (seven – 2008) and three political risk guarantees (two – 2008) has been included in “Miscellaneous liabilities” on the balance sheet for all guarantees issued after December 31, 2002.

NOTE G—EQUITY INVESTMENTS

ADB’s investments in equity securities issued by private enterprises located in DMCs include $226,255,000 ($208,071,000 – 2008) investments in limited liability partnership and limited liability companies which are accounted for under the equity method.

As of December 31, 2009, there were six (six – 2008) equity investments which were reported at fair value totaling $461,552,000 ($238,497,000 – 2008). No investment (two – 2008) sustained unrealized losses as of year end of 2009 ($2,282,000 – 2008).

Accumulated net unrealized gains on equity investments reported at market value were $332,044,000 at  December 31, 2009 ($116,895,000 – 2008) and were reported in “CAPITAL AND RESERVES” as part of “Accumulated other comprehensive income.”

Approved equity investment facility that has not been disbursed was $433,365,000 at December 31, 2009 ($275,740,000 – 2008).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

NOTE H—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying ASC 815 for the purpose of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value (FV), and all changes in the FV have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB’s risk management strategies.

The initial application of ASC 815 gave rise to a transition adjustment in 2001, which was reported in other comprehensive income and earnings. The allocation between net income and other comprehensive income was based upon the economic hedging relationships that existed before the initial application of this statement.

The fair value of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on observable market data.

Interest rate swaps: Under a typical interest rate swap agreement, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount. The terms of ADB’s interest rate swap agreements usually match the terms of particular borrowings.

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in. The terms of ADB’s currency swap agreements usually match the terms of particular borrowings.

FX swaps: Under a typical foreign exchange swap, ADB agrees to make payment in one currency while the counterparty agrees to make payment in another currency, on the basis of agreed spot and forward rates. The terms of ADB’s FX swaps agreement usually match the terms of particular investments.

Exchange Traded Futures: Futures are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities, and changes in the market prices are generally settled daily in cash. ADB generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in market value of the future contracts. As of December 31, 2009, net payments on future contracts amounted to $83,000 ($1,082,000 net receipts – 2008).

Included in Receivable/Payable from Swaps-Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

Fair Value of Derivative Instruments

The fair value of ADB’s derivative instruments as of December 31, 2009 and 2008 are summarized below:

	Asset Derivatives			Liability Derivatives
	Balance Sheet	Fair Value		Balance Sheet	Fair Value
	Location	2009	2008	Location	2009	2008
Derivatives not designated as hedging instruments under ASC Subtopic 815-20 “Hedging—General”

Futures	Investments - Other securities
Futures		$1,105,000	$412,000
Futures - offset		(1,105,000)	(412,000)
Total		-	-

Borrowings related swaps	Receivable from Swaps - Borrowings			Payable for Swaps - Borrowings
Currency swaps		21,333,525,000	20,980,754,000		20,553,527,000	23,127,668,000
Interest rate swaps		3,583,739,000	2,850,333,000		2,949,816,000	1,740,147,000
Total		24,917,264,000	23,831,087,000		23,503,343,000	24,867,815,000

Investment related swaps	Receivable from Swaps - Others			Payable for Swaps - Others
Currency swaps		539,530,000	544,796,000		$666,997,000	$660,157,000
Interest rate swaps		121,735,000	-		159,256,000	85,132,000
Total		661,265,000	544,796,000		826,253,000	745,289,000

Loans related swaps	Receivable from Swaps - Others			Payable for Swaps - Others
Currency swaps		265,357,000	207,305,000		263,000,000	197,068,000
Interest rate swaps		118,232,000	130,692,000		204,907,000	256,424,000
Total		383,589,000	337,997,000		467,907,000	453,492,000
Total derivatives not designated as hedging instruments under ASC Subtopic 815-20		$25,962,118,000	$24,713,880,000		$24,797,503,000	$26,066,596,000

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

		Amount of Gain (Loss) recognized in income on Derivatives
	Location of Gain (Loss) recognized in Income on Derivatives	2009	2008
Derivatives not designated as hedging instruments under ASC Subtopic 815-20 “Hedging—General”

Investment related swaps
Currency swaps	Net Unrealized (Losses) Gains	$ (15,508,000)	$ (29,008,000)
	Revenue from Investments	(694,000)	7,751,000

Interest rate swaps	Net Unrealized (Losses) Gains	25,374,000	(59,271,000)
	Revenue from Investments	(5,429,000)	(5,636,000)
	Net Realized Gains from Investments	-	1,981,000

FX swaps	Net Unrealized (Losses) Gains	262,000	-
	Revenue from Investments	2,849,000	-
		6,854,000	(84,183,000)
Loans related swaps
Currency swaps	Net Unrealized (Losses) Gains	(1,810,000)	(6,184,000)
	Revenue from Loans	(12,478,000)	(4,696,000)

Interest rate swaps	Net Unrealized (Losses) Gains	45,176,000	(92,441,000)
	Revenue from Loans	(36,351,000)	(14,353,000)
		(5,463,000)	(117,674,000)
Borrowings related swaps
Currency swaps	Net Unrealized (Losses) Gains	(617,651,000)	694,734,000
	Borrowings and related expenses	882,431,000	543,433,000

Interest rate swaps	Net Unrealized (Losses) Gains	(553,970,000)	933,622,000
	Borrowings and related expenses	318,248,000	111,339,000

FX forward	Net Unrealized (Losses) Gains	16,000	263,000
	Borrowings and related expenses	618,000	10,012,000
		29,692,000	2,293,403,000
Total		$ 31,083,000	$ 2,091,546,000

Contingent Features in Derivative Instruments

ADB has entered into several agreements with its derivative counterparties under the Master Agreement of the International Swaps and Derivatives Association (ISDA) and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody’s Investor Service, Inc. or BBB- by Standard and Poor’s Ratings Group, or such indebtedness ceases to be rated by Moody’s or S&P. If ADB’s counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement) and an  amount  equal  to  its gross liability position with each counterparty (in the case of counterparties who have entered into the NAFMII Master Agreement). The aggregate fair value of all derivative instruments that ADB has under the ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of December 31, 2009 is $645,001,000. The aggregate fair value of all derivative instruments that ADB has under the NAFMII Master Agreement that are in a gross liability position is CNY21,390,000 or its US dollar equivalent of $3,134,000.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

NOTE I—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The amortization for the year ended December 31, 2009 amounted to $372,000 ($386,000 – 2008) reducing depreciation expense for the new headquarters building from $4,342,000 ($4,427,000 – 2008) to $3,970,000 ($4,041,000 – 2008). At December 31, 2009, the unamortized deferred compensation balance (included in “ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous”) was $8,009,000 ($8,218,000 – 2008). At December 31, 2009 accumulated depreciation for property, furniture, and equipment was $169,883,000 ($158,259,000 – 2008).

In December 2009, the Board of Directors approved the Special Capital Budget totaling $42,478,000 for the expansion of the headquarters building over the next three years and $5,000,000 for the expansion and/or relocation of selected resident missions.

NOTE J—BORROWINGS

The key objective of ADB’s borrowing strategy is to raise funds at the lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used generally to reduce interest rate mismatches arising from lending operations.

Refer to Appendix VI for Summary Statement of Borrowings.

NOTE K—	CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

On April 29, 2009, the Board of Governors of ADB adopted Resolution No. 336 increasing ADB’s authorized capital stock by 7,092,622 shares (200%), and the corresponding subscriptions for such increase by its members.  Each member is entitled to subscribe for that number of additional shares equivalent to 200% of its allocated shares immediately prior to the effective date of the Resolution. Each member may subscribe for the additional shares at any time up to December 31, 2010 (or such later date as the Board of Directors may determine).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

The authorized capital stock of ADB as of December 31, 2009 consists of 10,638,933 shares (3,546,311 – 2008), of which 3,889,343 shares (3,546,311 – 2008) have been subscribed by members. Of the subscribed shares, 3,626,198 (3,296,887 – 2008) are “callable” and 263,145 (249,424 – 2008) are “paid-in”. The “callable” share capital is subject to call by ADB only as and when required to meet ADB’s obligations incurred on borrowings of funds for inclusion in its Ordinary Capital Resources (OCR) or on guarantees chargeable to such resources. The “paid-in” share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts non-negotiable, non-interest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. The settlement of such amounts is not determinable and, accordingly, it is not practicable to determine a fair value for these receivables.

As of December 31, 2009, four members had subscribed to the additional 343,032 shares (13,721 paid-in shares and 329,311 callable shares) to which they were entitled.

As of December 31, 2009, all matured installments amounting to $3,892,663,000 ($3,850,762,000 – 2008) were received. Installments not due aggregating $217,636,000 ($9,848,000 – 2008) are as follows:

For the Year ending December 31:
2010	$46,180,000
2011	42,864,000
2012	42,864,000
2013	42,864,000
2014	42,864,000
$217,636,000

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired “paid-in” capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of April 28, 1973 to be used as a part of the Special Funds of ADB. The resources so set aside amounting to $74,366,000 as of December 31, 2009 ($73,691,000 – 2008) expressed in terms of the SDR on the basis of $1.56199 ($1.54781 – 2008) per SDR ($57,434,000 in terms of $1.20635 per 1966 dollar—Note B), were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to April 1, 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

In as much as the valuation of ADB’s capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally in terms of the SDR as receivable from or payable to members in order to maintain the value of members’ currency holdings. The notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts required to maintain value of currency holdings in the “CAPITAL AND RESERVES” portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its fair value.

The net notional amounts as of December 31, 2009 consisted of (a) the increase of $773,682,000 ($740,985,000 – 2008) in amounts required to maintain the value of currency holdings to the extent of matured and paid-in capital subscriptions due to the increase in the value of the SDR in relation to the United States dollar during the period from April 1, 1978 to December 31, 2009 and (b) the net increase of $250,462,000 ($176,602,000 – 2008) in the value of such currency holdings in relation to the United States dollar during the same period. In terms of receivable from and payable to members, they are as follows:

	2009	2008

Notional MOV Receivables	$889,143,000	$957,549,000
Notional MOV Payables	365,923,000	393,166,000
Total	$523,220,000	$564,383,000

Membership

As of December 31, 2009 and 2008, ADB’s shareholders consist of 67 member countries, 48 countries from the region and 19 countries from outside the region (Appendix VII).

NOTE L—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members.

In May 2009, the Board of Governors approved the allocation of 2008 net income of $1,129,473,000, including $10,000,000 previously recorded as technical assistance for commitment related to Java Reconstruction Fund and after appropriation of guarantee fees to special reserve, as follows: a) $426,965,000 representing unrealized gains from ASC 815 and ASC 825 adjustments and equity investments accounted for under the equity method, to Cumulative Revaluation Adjustments account; b) $298,100,000 to Loan Loss Reserve; c) $261,408,000 to Ordinary Reserve; d) $120,000,000 to Asian Development Fund (ADF); and e) $23,000,000 to Technical Assistance Special Fund.

In 2008, the 2007 net income of $760,174,000 were allocated to Cumulative Revaluation Adjustments account for $87,623,000, to Loan Loss Reserve for $12,962,000, to Surplus and Ordinary Reserve for $278,294,000 each, and to ADF and Climate Change Fund for $23,000,000 each.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar (Note B) resulted in a net charge of $4,088,000 to the Ordinary Reserve during the year ended December 31, 2009 (net credit of $8,860,000 – 2008). That credit is the decrease in the value of the matured and paid-in capital subscriptions caused by the change during the year in the value of the SDR in relation to the United States dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by ASC 815 to a separate category of Reserves – “Cumulative Revaluation Adjustments Account.” Beginning 2008, the unrealized portion of net income from equity investments accounted under equity method is also transferred to this account. During 2009, the net gain on the adoption of ASC 820 and ASC 825 of $227,500,000, the 2008 net unrealized gains on derivatives of $451,020,000 and net losses from equity investments accounted under equity method of $24,055,000 resulted to the credit balance of the Cumulative Revaluation Adjustments account at December 31, 2009 to $631,129,000 (debit balance of $23,336,000 – 2008).

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees received which are required to be set aside pursuant to Article 17 of the Charter to meet liabilities on guarantees. For the year ended December 31, 2009, guarantee fees amounting to $9,180,000 ($6,876,000 – 2008) were appropriated to Special Reserve.

Loan Loss Reserve

In 2004, the Board of Directors approved the creation of Loan Loss Reserve. The Loan Loss Reserve forms part of Capital and Reserves to be used as a basis for capital adequacy against the estimated expected loss in ADB’s sovereign loans and guarantees portfolio. In December 2006, the Board of Directors approved the adoption of this policy to nonsovereign credit exposures.

In 2009, the estimated loan loss reserve requirement was $493,162,000 resulting to an increase of $298,100,000. The estimated expected loss is determined using ADB’s credit risk model net of loan loss provisions taken up in accordance with generally accepted accounting principles.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. In the first half of 2009, the Board of Governors approved the utilization of $10,000,000 previously allocated to surplus to meet a technical assistance related to Java Reconstruction Fund.

Comprehensive Income

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under accounting principles generally accepted in the United States of America, are excluded from net income. Other comprehensive income includes such items as the effects of the implementation of ASC 815, unrealized gains and losses on available-for-sale securities and listed equity investments, currency translation adjustments, and pension and post-retirement liability adjustment.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

NOTE M—INCOME AND EXPENSES

Total income from loans for the year ended December 31, 2009 was $959,833,000 ($1,358,506,000 – 2008). The average yield on the loan portfolio during the year was 2.67% (3.84% – 2008), excluding premium received on prepayment and other loan income. Premium on prepaid loans during 2009 amounted to $74,000 ($3,915,000 – 2008).

Total income from investments including net realized losses on sales, net unrealized losses on derivatives, and interest earned for securities transferred under repurchase agreements and resale arrangements for the year ended December 31, 2009 was $499,955,000 ($564,059,000 – 2008). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 2.93% (3.20% – 2008) excluding unrealized gains and losses on investments and 2.98% (4.63% – 2008) including unrealized gains and losses on investments.

Including net realized losses, equity investment operations resulted to a net income of $14,297,000 ($147,000 net loss – 2008) for the year ended December 31, 2009. This included a total of $5,521,000 share in the net gains of investee companies accounted under equity method, and dividend income, gains on disposals, and other income of $18,691,000, $831,000, and $314,000 respectively, offset by $11,060,000 impairment losses mostly associated with restructured accounts.

Income from other sources primarily included income received as executing agency amounting to $11,503,000 ($9,979,000 – 2008), interests earned on bank accounts and on staff accounts totaling $536,000 ($1,369,000 – 2008) and $933,000 ($1,682,000 – 2008), respectively, and reversals of expenses charged to prior years of $4,142,000 ($4,335,000 – 2008).

Total interest expense incurred for the year ended December 31, 2009 amounted to $718,367,000 ($1,181,410,000 – 2008). Other borrowings and related expenses consisted of amortization of borrowings’ issuance costs and other expenses of $23,298,000 ($26,981,000 – 2008).

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended December 31, 2009 were apportioned between OCR and ADF in proportion of the relative volume of operational activities of each fund. Of the total administrative expenses of $416,599,000 ($363,724,000 – 2008), $200,564,000 ($187,138,000 – 2008) was accordingly charged to ADF. The balance of administrative expenses after allocation charged to OCR was reduced by the deferral of direct loan origination costs of $22,397,000 ($35,539,000 – 2008) related to new loans that became effective for the year ended December 31, 2009 (Notes B and E).

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no new TA commitments were charged to OCR current income as “TECHNICAL ASSISTANCE TO MEMBER COUNTRIES.” The write back in the amount of $27,000 ($1,643,000 – 2008) for the year represented cancellations of the undisbursed amounts of completed TA projects committed in prior periods.

As of December 31, 2009, the net cumulative amount of TA commitments that had been charged to OCR net income amounted to $76,177,000 ($76,205,000 – December 31, 2008) out of which $65,823,000 ($65,716,000 – 2008) had been disbursed.

For the year ended December 31, 2009, provision for losses totaling $130,184,000 ($434,000 – 2008) was recognized for three nonsovereign loans and two nonsovereign guarantee obligations. These were offset by $14,405,000 ($6,301,000 write back/off – 2008) write back following collections of overdue loan service payments from two sovereign loans and one nonsovereign loan, and a reduction in the guaranteed amount of a nonsovereign guaranteed obligation.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

Other expenses of $5,101,000 ($6,271,000 – 2008) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

Net unrealized losses incorporated $2,340,000 net losses ($429,000 – 2008) from the translation adjustments of financial instruments denominated in non-functional currencies (South African Rand and Mexican Peso) and net unrealized losses on derivatives of $463,875,000 ($451,020,000 unrealized gains – 2008), which were made up of:

	2009	2008
Unrealized gains (losses) on:
Hybrid financial instruments and
related swaps	$(288,706,000)	$387,136,000
Non-hybrid financial instruments
and related swaps	(229,254,000)	249,942,000
Investments related swaps	9,866,000	(88,279,000)
Loan related swaps	43,366,000	(98,625,000)
FX forward	16,000	263,000
FX swaps	262,000	-
Amortization of the ASC 815
transition adjustment	575,000	583,000
Total	$(463,875,000)	$451,020,000

NOTE N—OTHER ASSETS AND LIABILITIES—MISCELLANEOUS

At December 31, 2009 and 2008, ADB had the following receivables from/payables to special funds and externally funded trust funds under ADB administration (Agency Trust Funds) resulting from administrative arrangements and operating activities:

	2009	2008

Amounts receivable from:
Asian Development Fund (Note M)	$43,142,000	$31,743,000
Technical Assistance Special Fund	231,000	-
Japan Special Fund	115,000	145,000
Asian Development Bank Institute
Special Fund	198,000	847,000
Asian Tsunami Fund	590,000	669,000
Pakistan Earthquake Fund	45,000	4,000
Regional Cooperation and
Integration Fund	40,000	15,000
Climate Change Fund	95,000	6,000
Agency Trust Funds—net	1,893,000	842,000

Total	$46,350,000	$34,271,000

Amounts payable to:
Technical Assistance Special Fund	$-	$12,000
Staff Retirement Plan	8,455,000	14,205,000

Total	$8,455,000	$14,217,000
Note: Figures may not add to total due to rounding.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

NOTE O—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and highest average two years remuneration during eligible service. The Plan assets are segregated and are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants hired on or before September 30, 2006 are required to contribute 9 1/3% of their salary to the Plan while those hired after that date are not required to contribute to the plan. Participants may also make discretionary contributions. ADB’s contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants’ contributions.

Expected Contributions

The expected amount of contributions to the Plan for 2010 amounts to $63,874,000 ($51,499,000 – 2008) representing ADB’s contributions of $35,373,000 ($29,394,000 – 2008), based on budgeted contribution rate of 21% (19% – 2008), participants’ mandatory contributions of $11,402,000 ($11,605,000 – 2008) and discretionary contributions of $17,100,000 ($10,500,000 – 2008).

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs nine external asset managers and one global custodian who function within the guidelines established by the Plan’s Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan’s package of desired investment return and tolerance for risk, taking into account the nature and duration of the Plan’s liabilities. The Plan’s assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan’s investment policy is periodically reviewed and revised to reflect the best interest of the Plan’s participants and beneficiaries. The current policy, adopted in January 2003, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan’s assets are divided into three categories: US equity, Non-US equity, and US fixed income.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

All investments excluding time deposits are valued using market prices. Time deposits are reported at cost which is a reasonable estimate of fair value. Fixed income securities include US government and government guaranteed obligations, corporate bonds and time deposits. Other assets include forward exchange contracts in various foreign currencies transacted to hedge currency exposure in the investment portfolio, which are reported at fair value.

For the year ended December 31, 2009 the net return on the Plan assets was 21.3% (-29.5% – 2008). ADB expects the long-term rate of return on the assets to be 8%.

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan’s liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, the assumed investment return of 8% on the Plan’s assets is expected to remain broadly the same, year to year.

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees’ medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

The following table sets forth the pension and postretirement medical benefits at December 31, 2009 and 2008:

	Pension Benefits		Postretirement Medical Benefits
	2009	2008	2009	2008
Change in projected benefit obligation:
Projected benefit obligation	$1,396,799,000	$1,476,832,000	$153,131,000	$193,008,000
at beginning of year
Service cost	29,774,000	38,077,000	5,168,000	8,432,000
Interest cost	101,707,000	89,682,000	11,325,000	11,969,000
Plan participants' contributions	39,457,000	30,831,000	-	-
Actuarial (gain) loss	328,109,000	(163,591,000)	26,802,000	(57,563,000)
Benefits paid	(72,559,000)	(75,032,000)	(2,708,000)	(2,715,000)
Projected benefit obligation at
end of year	$1,823,287,000	$1,396,799,000	$193,718,000	$153,131,000

Change in plan assets:
Fair value of plan assets at
beginning of year	$914,630,000	$1,301,555,000	$-	$-
Actual return on plan assets	192,263,000	(381,940,000)	-	-
Employer's contribution	39,748,000	39,216,000	2,708,000	2,715,000
Plan participants' contributions	39,457,000	30,831,000	-	-
Benefits paid	(72,559,000)	(75,032,000)	(2,708,000)	(2,715,000)
Fair value of plan assets at
end of year	$1,113,539,000	$914,630,000	$-	$-

Funded status	$(709,748,000)	$(482,169,000)	$(193,718,000)	$(153,131,000)

Amounts recognized in the
Balance sheet consist of:
Current liabilities	-	-	(4,339,000)	(4,183,000)
Noncurrent liabilities	(709,748,000)	(482,169,000)	(189,379,000)	(148,948,000)

Net amount recognized	$(709,748,000)	$(482,169,000)	$(193,718,000)	$(153,131,000)

Amounts recognized in the
Accumulated other comprehensive
income consist of:
Net actuarial loss (gain)	$638,847,000	$425,385,000	$11,169,000	$(15,660,000)
Prior service cost (credit)	7,754,000	11,833,000	(11,356,000)	(20,002,000)

Total amount recognized	$646,601,000	$437,218,000	$(187,000)	$(35,662,000)

Weighted-average assumptions
as of December 31
Discount rate	6.00%	7.25%	6.00%	7.25%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase
varies with age and averages	6.50%	5.05%	6.50%	5.05%

            For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as of December 31, 2009. The rate was assumed to decrease gradually to 5.0% for 2013 and remain at the level thereafter.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

	Pension Benefits		Postretirement Medical Benefits
	2009	2008	2009	2008
Components of net periodic
benefit cost:
Service cost	$29,774,000	$38,077,000	$5,168,000	$8,432,000
Interest cost	101,707,000	89,682,000	11,325,000	11,969,000
Expected return on plan assets	(86,556,000)	(98,293,000)	-	-
Amortization of prior service cost	4,079,000	4,079,000	(8,646,000)	(8,646,000)
Recognized actuarial loss	8,940,000	1,862,000	(27,000)	1,950,000

Net periodic benefit cost	$57,944,000	$35,407,000	$7,820,000	$13,705,000

                The accumulated benefit obligation of the pension plan as of December 31, 2009 was $1,644,821,000 ($1,306,323,000 – 2008).

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $20,390,000 and $4,079,000, respectively. The estimated net loss and prior service credit for the other postretirement benefits plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is nil and $(8,646,000), respectively.

A one-percentage-point change in assumed health care trend rates would have the following effects:

	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease

Effect on total service and interest cost components	$3,772,000	$(2,899,000)
Effect on postretirement benefit obligation	38,572,000	(30,355,000)

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at December 31, 2009:

		Pension Benefits	Postretirement Medical Benefits
2010		$188,122,000	$4,339,000
2011		110,258,000	4,955,000
2012		117,062,000	5,546,000
2013		115,776,000	6,132,000
2014		117,934,000	6,725,000
2015	-2019	679,549,000	43,470,000

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair value of the plan assets of ADB’s pension plan as of December 31, 2009 were reported based on the following:

			Fair Value Measurements
		Quoted Prices in Active Markets for Identical Assets	Significant Market Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Cash and cash equivalents	$29,085,000	$29,085,000	$-	$-
Corporate equity securities	690,118,000	690,118,000	-	-
Government and government-
guaranteed securities	120,123,000	110,533,000	9,590,000	-
Corporate debt securities	108,935,000	-	108,935,000	-
Mortgage/Asset-backed securities	79,019,000	-	79,019,000	-
Temporary investments and
time deposits	9,515,000	-	9,515,000	-
Forward exchange contracts—net	243,000	-	243,000	-
Interest rate swaps—net	2,467,000	-	2,467,000	-
Accrued interest and dividends	3,775,000	-	3,775,000	-
Other receivables	97,095,000	-	97,095,000	-
Other asset	656,000	-	656,000	-
Total assets at fair value	$1,141,031,000	$829,736,000	$311,295,000	$-

Liabilities
Other liabilities	$27,492,000	$-	$27,492,000	$-

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

NOTE P—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of ADB’s significant financial instruments as of December 31, 2009 and 2008 are summarized below:

	2009		2008
	Carrying	Estimated	Carrying	Estimated
	Amounta	Fair Value	Amounta	Fair Value
On-balance sheet
financial instruments:

ASSETS:

Due from banks	$129,843,000	$129,843,000	$142,238,000	$142,238,000
Investments (Note D)	14,123,579,000	14,123,579,000	15,412,519,000	15,412,519,000
Securities transferred under
repurchase agreement	551,386,000	551,386,000	309,358,000	309,358,000
Securities purchased under resale
arrangement	335,240,000	335,240,000	511,756,000	511,756,000
Loans outstanding (Note E)	41,713,048,000	43,235,456,000	35,910,060,000	37,830,959,000
Equity investments (Note G)	884,440,000	884,440,000	641,427,000	641,427,000
Other assets
Non-negotiable,
non-interest-bearing
demand obligations	142,181,000	142,181,000	144,514,000	93,724,000
Receivable from swaps -
borrowings (Note H)	24,917,264,000	24,917,264,000	23,831,087,000	23,831,087,000
Receivable from swaps -
others (Note H)	1,044,854,000	1,044,854,000	882,793,000	882,793,000
Swap related collateral	735,050,000	735,050,000	-	-
Future guarantee receivable	16,962,000	16,962,000	23,257,000	23,257,000

LIABILITIES:

Borrowings (Note J)	42,498,198,000	43,121,355,000	36,026,446,000	37,848,839,000
Other liabilities
Payable for swaps -
borrowings (Note H)	23,503,343,000	23,503,343,000	24,867,815,000	24,867,815,000
Payable for swaps -
others (Note H)	1,294,160,000	1,294,160,000	1,198,781,000	1,198,781,000
Payable for swap
related collateral	735,050,000	735,050,000	-	-
Guarantee liability	38,710,000	38,710,000	23,257,000	23,257,000

a The carrying amount for borrowings and swaps are inclusive of accrued interest.

	2009		2008
	Outstanding	Present	Outstanding	Present
	Amount	Value	Amount	Value
Off-balance sheet
financial instruments:
Guarantees (Note F)
	$1,139,356,000	$809,857,000	$1,189,851,000	$769,204,000

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

The Fair Value Option

Effective January 1, 2008, ADB elected the Fair Value Option on all borrowings with associated derivative instruments. This election allows ADB to mitigate the earnings volatility in its statutory reporting that is caused by the different accounting treatment of the borrowing and its related derivative without having to apply the complex hedge accounting requirements of ASC 815.

Fair Value Measurement

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ADB determines fair values using inputs based on quoted or observable market prices and cash flow models. Inputs for the models are based on observable market data such as yield curves, interest rates, volatilities, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation.

Following guidelines are applied in determining the fair values of financial instruments:

Borrowings and associated derivative instruments. Structured borrowings issued by ADB are valued by using the discounted cash flow models based on embedded options such as caps, floors, calls, and credit spread. These models use pay-off profiles within the realm of accepted market practices such as Hull-White, Black and Scholes, Libor Market Model as applicable. Non-structured swapped borrowings, forward foreign exchange, interest rate, and cross currency swap contracts are fair valued with observable market inputs using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, basis spreads, credit spreads, cross currency rates, and volatilities are applied to the models to determine fair value of borrowings. Classified under Level 2 are swapped borrowings and the related derivatives for which ADB can obtain observable market inputs in the form of primary broker quotes for similar debt instruments. Included in Level 3 category are swapped borrowings fair-valued using significant unobservable inputs.

Investments, asset swaps, repurchase agreements and resale arrangements. Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments and repurchase agreements fair valued with significant market observable inputs. Included in Level 3 category are insignificant portfolio of investments fair valued using significant unobservable inputs including prices provided by third parties such as the custodians and asset managers. Forward foreign exchange, interest rate, and cross currency swap contracts are fair valued with observable market inputs using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, basis spreads, credit spreads, cross currency rates, and volatilities are applied to the models to determine fair value of investments.

Equity Investments. Readily marketable equity investments are fair valued using quoted prices in active markets.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

Assets and liabilities measured at fair value on a recurring basis:

The fair value of the following financial assets and liabilities as of December 31, 2009 and 2008 were reported based on the following:

		Fair Market Measurements
		Quoted Prices in Active Markets for Identical Assets	Significant Market Observable Inputs	Significant Unobservable Inputs
	December 31, 2009	(Level 1)	(Level 2)	(Level 3)
Assets
Investments
Government or gov't. guaranteed obligations	$10,308,595,000	$9,661,283,000	$647,312,000	$-
Time deposits and other obligations of banks	1,991,982,000	-	1,991,982,000	-
Corporate obligations	971,552,000	476,951,000	494,601,000	-
Asset-backed/mortgage-backed securities	851,450,000	-	851,450,000	-
Securities transferred under
repurchase agreement	551,386,000	551,386,000	-	-
Securities purchased under
resale arrangement	335,240,000	-	335,240,000	-
Borrowings related swaps	24,917,264,000	-	17,610,947,000	7,306,317,000
Investments related swaps	661,265,000	-	661,265,000	-
Loans related swaps	383,589,000	-	355,316,000	28,273,000
Equity investments	461,552,000	461,552,000	-	-
Total assets at fair value	$41,433,875,000	$11,151,172,000	$22,948,113,000	$7,334,590,000

Liabilities
Borrowings
Hybrid financial instruments	$2,634,794,000	-	$2,478,202,000	$156,592,000
Non-hybrid financial instruments	35,678,408,000	-	28,431,322,000	7,247,086,000
Borrowings related swaps	23,503,343,000	-	23,424,313,000	79,030,000
Investments related swaps	826,253,000	-	826,253,000	-
Loans related swaps	467,907,000	-	171,668,000	296,239,000
Total liabilities at fair value	$63,110,705,000	$-	$55,331,758,000	$7,778,947,000

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

		Fair Value Measurements
		Quoted Prices in Active Markets for Identical Assets	Significant Market Observable Inputs	Significant Unobservable Inputs
	December 31, 2008	(Level 1)	(Level 2)	(Level 3)
Assets
Investments
Government or government guaranteed obligations	$6,485,000,000	$5,148,339,000	$1,336,661,000	$-
Time deposits and other obligations of banks	1,481,370,000		1,481,370,000
Corporate obligations	6,688,083,000	1,261,777,000	5,424,841,000	1,465,000
Asset-backed/mortgage-backed securities	758,066,000		735,132,000	22,934,000
Securities transferred under
repurchase agreement	309,358,000	309,358,000	-	-
Securities purchased under
resale arrangement	511,756,000	-	511,756,000	-
Borrowings related swaps	23,831,087,000	-	23,831,087,000	-
Investments related swaps	544,796,000	-	544,796,000	-
Loans related swaps	337,997,000	-	337,997,000	-
Equity investments	238,497,000	238,497,000	-	-
Total assets at fair value	$41,186,010,000	$6,957,971,000	$34,203,640,000	$24,399,000

Liabilities
Borrowings
Hybrid financial instruments	$2,656,228,000	-	$2,502,427,000	$153,801,000
Non-hybrid financial instruments	28,356,748,000		22,026,454,000	6,330,294,000
Borrowings related swaps	24,867,815,000	-	24,867,815,000	-
Investments related swaps	745,289,000	-	745,289,000	-
Loans related swaps	453,492,000	-	453,492,000	-
Total liabilities at fair value	$57,079,572,000	$-	$50,595,477,000	$6,484,095,000

Assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (level 3):

	Investments		Borrowings
	Corporate obligations	Asset-backed/ mortgage-backed securities	Hybrid financial instruments	Non-hybrid financial instruments

Balance, January 1, 2009	$1,465,000	$22,934,000	$(153,801,000)	$(6,330,294,000)

Total gains (losses) - (realized/unrealized)

Included in earnings	-	(7,144,000)	(119,000)	(751,657,000)

Included in other comprehensive income	-	7,413,000	(2,672,000)	(107,345,000)

Purchases, sales, and paydowns	-	(10,331,000)	-	-

Issuances, redemptions, and maturities	-	-	-	(57,790,000)

Transfers out of Level 3	(1,465,000)	(12,872,000)	-	-

Balance, December 31, 2009	$-	$-	$(156,592,000)	$(7,247,086,000)

The amount of total gains (losses) for the period included
in earnings attributable to the change in net unrealized
gains or losses relating to assets/liabilities
still held at the reporting date	$-	$-	$(98,000)	$78,601,000

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

	Swaps receivable		Swaps payable
	Hybrid financial instruments	Non-hybrid financial instruments	Non-hybrid financial instruments

Balance, January 1, 2009	$154,063,000	$6,084,739,000	$(59,168,000)

Total gains (losses) - (realized/unrealized)

Included in earnings	655,000	1,054,092,000	(19,063,000)

Included in other comprehensive income	2,682,000	98,419,000	(799,000)

Issuances, redemptions, and maturities	-	(88,333,000)	-

Balance, December 31, 2009	$157,400,000	$7,148,917,000	$(79,030,000)

The amount of total gains (losses) for the period included
in earnings attributable to the change in net unrealized
gains or losses relating to assets/liabilities
still held at the reporting date	$(214,000)	$210,940,000	$(20,348,000)

	Loans related swaps
	Swaps receivable	Swaps payable

Balance, January 1, 2009	$29,828,000	$(227,495,000)

Total gains (losses) - (realized/unrealized)

Included in earnings	(2,987,000)	51,345,000

Included in other comprehensive income	1,432,000	(7,439,000)

Issuances, redemptions, and maturities	-	(112,650,000)

Balance, December 31, 2009	$28,273,000	$(296,239,000)

The amount of total gains (losses) for the period included
in earnings attributable to the change in net unrealized
gains or losses relating to assets/liabilities
still held at the reporting date	$(2,109,000)	$51,717,000

NOTE Q—CREDIT RISK

ADB is exposed to risk if the borrowers fall in arrears on payments. ADB manages country risk for lending operations through continuous monitoring of creditworthiness of the borrowers and rigorous capital adequacy framework. Guarantees involve elements of credit risk which are also not reflected on the balance sheet. Credit risk represents the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

As of December 31, 2009, ADB has a significant concentration of credit risk to Asian and the Pacific region associated with loan and guarantee products with credit exposure determined based on fair value of loans and outstanding guarantees amounting to $44,834,297,000 ($39,446,560,000 – 2008).

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all investment securities and their derivatives, ADB manages credit risks by following the guidelines set forth in the Investment Authority (Note D).

ADB has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, ADB only enters into long-term swap transactions with counterparties eligible under ADB’s swap guidelines which include a requirement that the counterparties have a credit rating of A-/A3 or higher and requires certain counterparties to provide collateral in form of cash or other approved liquid securities based on mark-to-market exposure. ADB has also entered into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

As of December 31, 2009, ADB had received collateral of $911,185,000 ($418,995,000 – 2008) in connection with the swap agreements. Of this amount, $735,050,000 (nil – 2008) were recorded as swap related collateral (restricted cash).

NOTE R—SPECIAL AND TRUST FUNDS

ADB’s operations include special operations, which are financed from special fund resources, consisting of the Asian Development Fund, the Technical Assistance Special Fund, Japan Special Fund, the Asian Development Bank Institute Special Fund, the Asian Tsunami Fund, the Pakistan Earthquake Fund, the Regional Cooperation and Integration Fund, the Climate Change Fund, and the Asia Pacific Disaster Response Fund.

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The Board of Governors may approve allocation of the net income of OCR to special funds, based on the funding and operational requirements for the funds. The administrative and operational expenses pertaining to the OCR and special funds are charged to the respective special funds. The administrative expenses of ADB are allocated amongst OCR and special funds and are settled on a regular basis between the OCR and the special funds.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB’s operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB’s administration. ADB charges administrative fees for external funds administered by ADB. The funds are restricted for specific uses including technical assistance to borrowers and technical assistance for regional programs. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services. These funds are held in trust with ADB, and are held in a separate investment portfolio, which is not commingled with ADB’s funds, nor are they included in the assets of ADB.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

Special funds and funds administered by ADB on behalf of the donors are not included in the assets of OCR. The breakdown of the total of such funds together with the funds of the special operations as of  December 31, 2009 and 2008 is as follows:

	2009		2008
	Total Net	No.of	Total Net	No.of
	Assets	Funds	Assets	Funds

Special Funds
Asian Development Fund	$ 34,159,017,000	1	$ 33,479,348,000	1
Technical Assistance Special Fund	322,708,000	1	102,707,000	1
Japan Special Fund	104,404,000	1	142,116,000	1
Asian Development Bank Institute
Special Fund	7,262,000	1	15,723,000	1
Asian Tsunami Fund	4,531,000	1	46,387,000	1
Pakistan Earthquake Fund	3,314,000	1	2,203,000	1
Regional Cooperation and Integration
Fund	12,537,000	1	24,588,000	1
Climate Change Fund	26,702,000	1	37,427,000	1
Asia Pacific Disaster Response Fund	33,052,000	1	-	-

Subtotal	34,673,527,000	9	33,850,499,000	8

Trust Funds
Funds administered by ADB	952,189,000	78	953,075,000	66
Funds not administered by ADB	15,000	2	7,660,000	2

Subtotal	952,204,000	80	960,735,000	68

Total	$ 35,625,731,000	89	$ 34,811,234,000	76

During the year ended December 31, 2009, a total of $11,278,000 ($9,573,000 – 2008) was recorded as compensation for administering projects/programs under Trust Funds. The amount has been included in “Revenue from other sources—net.”

NOTE S—VARIABLE INTEREST ENTITIES

As of December 31, 2009, ADB did not identify any VIE in which ADB is the primary beneficiary, requiring consolidation in OCR financial statements. ADB may hold significant variable interests in VIE, which requires disclosures.

The review of ADB’s loan, equity investments, and guarantee portfolio, has identified two (two – 2008) investments in VIEs in which ADB is not the primary beneficiary, but in which it is reasonably possible that ADB could be deemed to hold significant variable interest. ADB’s total committed investment in these entities, comprising disbursed and undisbursed balances, corresponded to the maximum exposure to loss totaling $131,900,000 as of December 31, 2009 ($143,700,000 – 2008). Based on the most recent available information from these VIEs, the assets of these VIEs totaled $407,240,000 ($422,912,000 – 2008).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2009 and 2008

NOTE T—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after December 31, 2009 through March 5, 2010, the date these Financial Statements are available for issuance. In February 2010, ADB issued $2.5 billion 5-year global benchmark bond with maturity date of February 9, 2015.